European Bank
for Reconstruction and Development

# Financial Report 2024

The Financial Report 2024 includes the
approved and audited financial statements
required to be submitted under Article 27 of the
Agreement Establishing the European Bank for
Reconstruction and Development and Section 13
of its By-Laws.

The EBRD is a multilateral bank that promotes
the development of the private sector and
entrepreneurial initiative in 36 economies across
three continents. The Bank is owned by 75
countries as well as the EU and the EIB. EBRD
investments are aimed at making the economies
in its regions competitive, well governed, green,
inclusive, resilient and integrated.

Highlights
Financial results
Additional reporting
Financial statements
External financial reporting
Independent auditors' report

EBRD Financial Report 2024 1

2 EBRD Financial Report 2024

Highlights

The EBRD1 recorded a net profit of €1.7 billion in 2024, building further on the €2.1 billion gain achieved in 2023.

Similar to 2023, the Bank’s loan investments also continued to provide a stable flow of income of €2.5 billion in 2024, representing 46 per cent of total revenue. The proportion of non-performing loans fell to 6.3 per cent, substantially lower than the 7.9 per cent in 2023, reaching the lowest level since the Russian invasion of Ukraine. Additionally, the return of some non-performing loans to performing status prompted a net release of impairment charges of €0.1 billion.

The Bank’s equity investments performed well, contributing €0.9 billion of gains, 16 per cent of total revenue. These primarily consisted of realised and unrealised fair value gains and this performance exceeded benchmarks applicable to the regions in which the Bank invests.

As a third source of revenue, the Bank’s Treasury activities contributed 39 per cent, totalling €2.1 billion.

While total revenue in 2024 exceeded the 2023 level by €0.3 billion, net profit in 2024 was €0.4 billion lower in comparison to last year, primarily due to higher funding costs of €0.4 billion. The increases in revenue and funding costs were both driven by the same factors: higher average interest rates through the year and an expansion in the size of the balance sheet.

The Bank continues to benefit from very strong support from its members, and in 2024 the first subscriptions to its latest issuance of paid-in capital became effective, resulting in an increase of €1.2 billion. Further subscriptions are anticipated in 2025.

Allowing for income allocations of €20 million and movements recorded in the statement of other comprehensive income, the Bank’s members’ equity increased by €3.0 billion to €25.3 billion overall. The EBRD continues to be rated triple-A with a stable outlook, and was affirmed as such by all three major credit ratings agencies in 2024.

1The European Bank for Reconstruction and Development (the Bank).

EBRD Financial Report 2024 3

Highlights
Financial results
Additional reporting
Financial statements
External financial reporting
Independent auditors' report

EBRD Financial Report 2024 3

Financial results 2020-24

€ million	2024	2023	2022	2021	2020
Net profit/(loss)	1,744	2,098	(1,117)	2,502	290
Transfers of net income approved by the Board of Governors	(20)	(23)	(123)	(80)	(115)
Net profit/(loss) after transfers of net income approved by the Board of Governors	1,724	2,075	(1,240)	2,422	175
Paid-in capital	7,438	6,218	6,217	6,217	6,217
Reserves and retained earnings	17,878	16,050	13,119	14,128	11,674
Total members’ equity	25,316	22,268	19,336	20,345	17,891

Operational results 2020-24

	2024	2023	2022	2021	2020
Number of projects[2]	584	464	431	413	411
Annual Bank Investment[3] (€ million)	16,583	13,129	13,071	10,446	10,995
Annual mobilised investment[4] (€ million)	4,820	2,819	1,746	1,750	1,240
of which private direct mobilisation[5]	2,791	1,499	803	908	411
Private indirect mobilisation[6] (€ million)	21,986	23,400	12,957	16,613	9,324
Total mobilisation[7] (€ million)	26,806	26,220	14,703	18,363	10,564

2The number of projects to which the Bank made commitments in the year.

3Volume of commitments made by the Bank during the year. This includes (i) new commitments (less any amount cancelled or syndicated within the year); (ii) restructured commitments; and (iii) trade finance (TFP) amounts issued during the year and outstanding at year-end.

4Annual mobilised investment is the volume of commitments from entities other than the Bank made available to the client that is explicitly due to the Bank’s direct involvement.

5Financing from a private entity on commercial terms due to the Bank’s active involvement.

6Multilateral development bank (MDB)-agreed private indirect mobilisation (PIM) is defined as financing from private entities provided in connection with a specific activity for which an MDB is providing financing, where no MDB is playing an active or direct role that leads to the commitment of the private entity’s finance. This amount includes many instances where the EBRD was instrumental in the underlying transaction but the structure of the project did not allow it to evidence the qualification of the mobilised amount as direct mobilisation.

7The sum of annual mobilised investment and private indirect mobilisation in a given year.

4 EBRD Financial Report 2024

The Bank engages primarily in Banking and Treasury activities. Banking activities represent investments in projects that, in accordance with the Agreement Establishing the EBRD, are made for the purpose of assisting the countries in which the Bank invests in their transition to open market economies while fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management.

Banking operations

Operational results

In a year marked by continued geopolitical tensions around the globe, the Bank has responded to a higher-than-expected level of demand for its unique business model, combining investment and policy advice. The Bank continued its deep engagement in Ukraine in the third year of Russia’s full-scale war against the country, and put the fight against the effects of climate change at the core of its activities across all its regions of operations. The Bank delivered record levels of activity with Annual Bank Investment reaching €16.6 billion8 in 2024, comprising 584 investment operations and activity in 86 trade finance agreements under the Trade Facilitation Programme (2023: €13.1 billion, 464 investment operations and 81 trade finance agreements).

The EBRD invested in 35 economies in 2024 with investment by region as follows: €3.4 billion in eastern Europe and the Caucasus; €2.8 billion in central Europe and the Baltic states; €2.6 billion in each of Türkiye and south-eastern Europe; €2.4 billion in the southern and eastern Mediterranean (SEMED); €2.3 billion in central Asia and €0.5 billion in Greece.

In 2024, Annual Bank Investment in the financial sector reached €6.4 billion, with most of the financing directed via partner banks to small and medium-sized enterprises, to projects supporting environmental sustainability, to facilitating international trade and to projects developing capital markets. A further €6.3 billion was invested in the sustainable infrastructure sector and €3.9 billion in the diversified corporate sectors.

The Bank’s portfolio of investment operations9 increased from €55.9 billion in 2023 to €62.0 billion by the end of 2024. The growth in the Bank’s portfolio reflected the record level of new investments which was further compounded by the strengthening of the US dollar against the euro during 2024 (€/US$ 1.11 at end-2023 compared with €/US$ 1.04 at end-2024) resulting in an increase in the euro value of the Bank’s US dollar-denominated assets.

Gross disbursements10 reached a record €10.6 billion in 2024, above the €9.8 billion disbursed in 2023. Gross disbursements combined with loan repayments of €7.4 billion (2023: €6.3 billion) and equity divestments of €0.5 billion (2023: €0.5 billion) resulted in operating assets11 of €42.1 billion at end-2024, up from €39.1 billion at end-2023. Operating assets comprised €37.3 billion of disbursed outstanding loans (2023: €34.7 billion) and €4.8 billion of disbursed outstanding equity investments at historic cost (2023: €4.5 billion) as at 31 December 2024.

In addition to Annual Bank Investment, annual mobilised investment reached a record €4.8 billion, comprising €2.8 billion of direct mobilisation from the private sector, principally through syndicated and parallel loans, €0.9 billion of unfunded risk participations the Bank attracted on its own projects and a further €1.1 billion through trade facilitation, equity participations and public sources. In addition to direct mobilisation, the Bank indirectly mobilised private finance of €22.0 billion in 2024 corresponding to additional investment attracted by projects the Bank invested in. The combined value of annual mobilised investment and indirect mobilisation totalled €26.8 billion in 2024, up from €26.2 billion in 2023.

The Bank’s activities in 2024 were strongly supported by donors and shareholders, including Special Funds, Cooperation Funds and the Trust Funds to support the economic development of the West Bank and Gaza. Donor funding played a critical role in the EBRD’s engagement in Ukraine, with the Bank mobilising more than €0.9 billion from donors to support operations in the country.

These broad-based results reflect an ongoing commitment to the transition of members within the EBRD regions as they build and strengthen sustainable, inclusive, open market economies.

Financial performance

Banking operations recorded a net profit of €1.2 billion12 for 2024, compared with a profit of €1.9 billion in 2023. The Banking profit for the year is primarily attributable to €0.8 billion of net interest and fee income, €0.9 billion gains from equity investments, and a €0.1 billion release of impairment charges, offset by €0.6 billion of expenses and depreciation.

In comparison to 2023, the performance of Banking investments was broadly comparable year on year. The biggest difference from 2023 was in net interest and fee income. The reduction of €0.4 billion year on year was entirely driven by adjustments for effective interest rate accounting which are considered to reflect timing differences rather than underlying economic performance. Excluding these, net interest and fee income increased marginally in 2024.

8As region/sector amounts and disbursements/repayments are individually reported to one decimal point, the sum of these amounts may create a rounding difference with the Annual Bank Investment total.

9The Bank’s loans and equity investments at cost, together with undrawn commitments.

10Principal outflows from the Bank to a client or other agreed third parties.

11Operating assets are the total amounts disbursed less reflows.

12See page 68 in note 3 for further details.

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EBRD Financial Report 2024 5

The gains and losses from both impairment and equity investments are expected to continue to show significant variability from year to year, given the volatility of markets in which the Bank invests.

Treasury operations

Portfolio

The value of assets under Treasury management at 31 December 2024 was €35.6 billion (2023: €28.1 billion) and borrowings were €55.2 billion (2023: €45.2 billion). The 2024 funding programme was completed with the Bank raising medium- and long-term debt of €15.0 billion (2023: €9.6 billion). Similarly to the Banking portfolio, the size of Treasury’s balance sheet was further increased by the strengthening of the US dollar against the euro during 2024 (€/US$ 1.11 at end-2023 compared with €/US$ 1.04 at end-2024) resulting in an increase in the euro value of the Bank’s US dollar-denominated assets. The size of Treasury’s balance sheet is primarily determined by the requirements of the Bank’s internal liquidity policies.

Financial performance

Before allowing for the impact of non-qualifying and ineffective hedges and the Bank’s return on capital, Treasury returned a profit of €0.2 billion in 2024 compared with the €0.4 billion gain in 2023. Treasury’s performance is internally evaluated before both the impact of non-qualifying and ineffective hedges, which is considered to represent an accounting mismatch rather than an underlying economic gain or loss, and the return on assets funded by capital.13 After allowing for hedge accounting adjustments and the return on capital, Treasury’s operating profit for 2024 was €0.6 billion (2023: €0.3 billion). Treasury’s performance is primarily driven by the generation of net interest income and the fair valuations of derivatives used to manage interest rate and currency risks in the Bank’s balance sheet.

Capital

The Bank’s authorised share capital is €34.0 billion, with the Bank’s latest capital increase becoming effective on 31 December 2024. This increased authorised paid-in capital by €4.0 billion. Of this, €1.2 billion had been subscribed to as at 31 December 2024. With this increase, subscribed capital amounts to €31.0 billion and paid-in capital €7.4 billion. The remaining €2.8 billion of the paid-in capital increase is available for members to subscribe to in 2025.14

The calculation of capital for gearing purposes under the Agreement Establishing the EBRD is explained in the “Capital management” section of this report, which begins on page 61.

Reserves

The Bank’s reserves increased by €1.8 billion to €17.9 billion at the end of 2024.

Expenses

General administrative expenses for 2024, inclusive of depreciation and amortisation, were €587 million (2023: €538 million). The pound sterling equivalent of this figure was £507 million (2023: £473 million).

Outlook for 2025

Geopolitical uncertainty in the Bank’s regions of operations is expected to remain elevated, continuing to contribute to volatility in the Bank’s earnings, particularly in the valuations of its equity portfolio and the level of expected credit losses against its loan investments.

Notwithstanding these challenges, the Bank expects its capital strength and liquidity to remain adequate to support its operations, including continued response to the war on Ukraine and the expansion of operations into selected countries within sub-Saharan Africa, and Iraq, throughout 2025 and beyond.

13See page 74 in note 10 for a more detailed explanation.

14 For information on subscriptions received after 31 December 2024, see note 33 on page 95.

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Key financial indicators 2020-24

Key financial indicators are presented for the EBRD covering the last five years. These ratios are influenced by the growth in Banking and Treasury portfolios and Annual Bank Investment over the five-year period in line with the Bank’s strategy. This business growth utilises the Bank’s capital capacity in pursuit of its mandated objectives, while underlying ratios remain at prudent levels.

The Bank’s profits and reserves show volatility due, in particular, to movements in the valuations of share investments and changes in the level of impairment. Return on members’ equity was 7.9 per cent during 2024, achieving an average return on equity of 6.1 per cent over the last five years (2019-23: an average return of 6.5 per cent). The Bank’s non-performing loan ratio stood at 6.3 per cent at 31 December 2024 (2023: 7.9 per cent).

In terms of cost efficiency, the cost to debt income ratio improved to 57.6 per cent in 2024 (2023: 59.3 per cent). This improvement mainly reflected higher debt operating income15 driven by gains on loans measured at fair value through profit or loss.

Leverage – debt divided by members’ equity – has increased to 218.2 per cent at 31 December 2024 (2023: 203.0 per cent), mainly attributable to an increase in the level of borrowings during the year.

The Bank’s capital strength is illustrated by the level of members’ equity, which represented 29.4 per cent of total assets at 31 December 2024 (2023: 30.2 per cent) and 60.3 per cent of Banking assets (development-related exposure) at 31 December 2024 (2023: 58.1 per cent). The strength of both capital ratios is supported by profitability and subscriptions to the Bank’s third general capital increase, which became effective on 31 December 2024.

During 2024, the Bank’s triple-A credit rating with a stable outlook was affirmed by all three major credit ratings agencies.

	2024	2023	2022	2021	2020
Financial performance
1.Return on members’ equity – net profit basis	7.9%	14.9%	(7.4)%	14.2%	1.0%
2.Return on members’ equity – realised after provisions	11.5%	12.7%	1.1%	7.6%	1.9%
Efficiency
3.Cost to debt income ratio	57.6%	59.3%	60.5%	46.9%	52.3%
Portfolio quality
4.Non-performing loans ratio	6.3%	7.9%	7.9%	4.9%	5.5%
5.Average rating of Treasury liquid assets	2.4	2.4	2.4	2.4	2.5
6.Average maturity of Treasury liquid assets (tenor in years)	1.1	1.1	0.9	1.1	1.2
Liquidity and leverage
7.Liquid assets/undisbursed Banking investments plus one-year debt service	90.1%	92.1%	106.6%	123.4%	105.0%
8.Debt/members’ equity: leverage ratio	218.2%	203.0%	227.0%	246.4%	269.5%
Capital strength
9.Members’ equity/total assets	29.4%	30.2%	27.0%	27.3%	25.7%
10.Members’ equity/Banking assets (development-related exposure)	60.3%	58.1%	56.1%	58.9%	55.6%

Explanatory notes on ratios above

1.(Total closing members’ equity minus total opening members’ equity) divided by total opening members’ equity. The total closing members’ equity is before net income allocations and capital subscriptions accounted for during the year.

2.(Total closing members’ equity minus total opening members’ equity) divided by total opening members’ equity. The unrealised Banking fair value movements are excluded from both the total closing and opening members’ equity. The total closing members’ equity is also adjusted for net income allocations and capital subscriptions accounted for during the year.

3.Total administrative expenses (excluding non-budgeted and exceptional items) divided by total Banking debt operating income before provisions for impairment.

4.Total non-performing loans as a percentage of total loan operating assets before provisions and fair value adjustments. For further information on non-performing loans see page 38 in the “Risk management” section.

5.Represents the average credit rating weighted by Treasury liquid assets based on the Bank’s internal rating scale on page 38.

6.The average tenor of Treasury assets in years is derived from the weighted average time to final maturity, with the exception of asset-backed securities (ABS) whose final maturity is approximated by the average life of the transaction.

7.Treasury liquid assets divided by total Banking undrawn commitments (undisbursed but committed investments), plus one year’s debt service, which comprises debt due for redemption within one year (based on expected rather than contractual maturity) and one year’s estimated interest expense.

8.Total borrowings divided by total members’ equity.

9.Total members’ equity (adjusted for paid-in capital receivable) divided by total assets (adjusted for liabilities owed to the Equity Participation Fund).

10.Total members’ equity (adjusted for paid-in capital receivable) divided by total net book value of Banking assets.

15For the calculation of this metric, movements in debt income attributable to effective interest rate (EIR) adjustments are excluded.

Highlights
Financial results
Additional reporting
Financial statements
External financial reporting
Independent auditors' report

EBRD Financial Report 2024 7

Additional reporting and disclosures

Corporate governance

The Bank is committed to the highest standards of corporate governance. Responsibilities and related controls throughout the Bank are properly defined and delineated. Transparency and accountability are integral elements of its corporate governance framework. This structure is further supported by a system of reporting, with information appropriately tailored for, and disseminated to, each level of responsibility within the Bank to enable checks and balances on the Bank’s activities to function effectively.

The Bank’s governing constituent document is the Agreement Establishing the EBRD (the Agreement), which states that the institution will have a Board of Governors, a Board of Directors, a President and Vice Presidents, as well as other officers and staff.

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which represents the Bank’s 7716 members. With the exception of certain reserved powers, the Board of Governors has delegated the exercise of its powers to the Board of Directors, while retaining overall authority.

Board of Directors

The Board of Directors comprises 23 Directors and is chaired by the President. Each Director represents one or more members. Subject to the Board of Governors’ overall authority, the Board of Directors is responsible for the direction of the Bank’s general operations and policies. It exercises the powers expressly assigned to it by the Agreement and those powers delegated to it by the Board of Governors. The Board of Governors has established the following Committees: the Procedures Committee, the Governors’ Committee, the Remuneration Committee and the Ethics Committee.

Board committees

The Board of Directors has established three board committees to assist with its work:

The Audit and Risk Committee assists the Board of Directors in fulfilling its responsibilities in relation to the following:

•the integrity of the Bank’s financial statements and its accounting, financial reporting and disclosure policies and practices

•the soundness of the Bank’s systems of internal controls that management has established regarding finance and accounting matters and their effective implementation

•the Bank’s Independent Evaluation function, including its status, performance and ability to perform its duties independently and in line with the provisions of the Bank’s Evaluation Policy

•the Bank’s Independent Project Accountability Mechanism (IPAM), including its status, performance and ability to perform its duties independently and in line with the provisions of the Project Accountability Policy

•the Bank’s Internal Audit function

•the Bank’s Compliance function

•the Bank’s Risk Management function

•the independence, qualifications and performance of the Bank’s external auditors

•other responsibilities within its remit.

The Budget and Administrative Affairs Committee assists the Board of Directors in fulfilling its responsibilities in relation to the following:

•oversight of the preparation of the Strategy Implementation Plan (SIP) and review of those parts that fall within its remit

•efficiency, cost control and budgetary prudence

•oversight of the Bank’s Special Funds (in particular the EBRD Shareholder Special Fund), the use of donor funding and relations with the donor community

•the Bank’s human resources policies

•specific responsibilities in relation to Governors, the President, Vice Presidents and Directors of the Bank

•the Bank’s administrative arrangements

•other responsibilities within its remit.

16At 31 December 2024 the Bank had 76 members. Nigeria became the Bank’s 77th member on 26 February 2025.

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The Financial and Operations Policies Committee assists the Board of Directors in fulfilling its responsibilities in relation to the following:

•oversight of the preparation of the Strategic and Capital Framework (SCF) and review of those parts that fall within its remit

•the Bank’s financial policies

•the Bank’s operations policies, which include (but are not limited to) sector strategies

•the annual review of the Bank’s operations and lending strategy in each recipient country

•the Bank’s policies relating to transparency, disclosure and good governance, and the promotion of environmentally sound and sustainable development

•other responsibilities within its remit.

The President

The President is elected by the Board of Governors. The President is the legal representative and chief of staff of the EBRD. Under the guidance of the Board of Directors, the President conducts the day-to-day business of the Bank.

The President chairs the Bank’s Executive Committee, which also includes the Vice Presidents and other members of the Bank’s senior management.

Primary management committees

Listed below are the committees that directly advised the President or a member of the Executive Committee on the overall management of the Bank during 2024.

Management committees	Chair	Purpose of the committee	Meeting frequency
Executive Committee	President

Advises the President on all aspects of bank-wide strategic significance, with the exception of matters that fall within the competence of other management committees, as defined in their terms of reference.

Fortnightly
Operations Committee	First Vice President and Head of Client Services Group	Considers matters related to Banking investment operations.	Weekly
Strategy and Policy Committee	Vice President, Policy and Partnerships

Considers matters that fall within the overall responsibility of the Vice President, Policy and Partnerships; and certain matters falling within the responsibility of the Chief Economist.

It focuses primarily on transition, strategy and policy work: country, sector and thematic strategies and policy-related research.

Fortnightly
Risk Committee	Vice President, Chief Risk Officer

Considers matters that fall within the responsibility of the Vice President, Chief Risk Officer, such as Bank-wide risks, including credit and operational risk, with associated follow-up actions. It oversees risk aspects of the Banking and Treasury portfolios (for example stress testing), approves risk policies and risk reports and considers new Banking/Treasury products.

Monthly
Asset and Liability Committee	Vice President, Chief Financial Officer

Considers matters related to oversight and management of the Bank’s balance sheet position and associated risks, within the limits of the approved risk appetite. It focuses on the management of the Bank’s capital adequacy, liquidity resilience and the other structural balance sheet risks.

Quarterly
Equity Committee	First Vice President and Head of Client Services Group	Oversees the equity portfolio and approves equity exits.	Weekly
Crisis Management Team	Vice President, Chief Risk Officer

Prepares coordinated responses to all critical internal and external issues arising in connection with events that affect the normal operations of the Bank.

Ensures that the crisis management and business recovery plans are in place and are tested on a regular basis.

At least three times per year
Information Technology Governance Committee	Vice President, Chief Transformation Officer

Ensures that the Bank’s IT strategy and business plan support the Bank’s business strategy.

Establishes the framework for measuring business benefits and oversees the realisation of benefits arising from IT projects.

Reviews and approves business requests for budget allocation on new projects from the approved IT budget.

Monthly

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Management committees	Chair	Purpose of the committee	Meeting frequency
Programme Steering Board	Vice President, Chief Transformation Officer	Ensures the effective and timely implementation of change programmes, approves project design, reviews progress, reports and escalates issues as appropriate.	Monthly
Data Management Committee	Vice President, Chief Transformation Officer	Considers the Bank’s data architecture and all matters related to data management.	Quarterly
Procurement Complaints Committee	Managing Director, Chief Compliance Officer

Reviews and determines the Bank’s position relative to complaints arising from tendering for goods and works and services and selection of consultant services (including those funded by Technical Cooperation grants or the Bank’s budget) carried out in accordance with the Bank’s policies, directives and procedures for procurement matters.

As necessary

Compliance

The EBRD’s Office of the Chief Compliance Officer (OCCO) has been established as a function that is independent of the Bank’s operational departments. It is headed by a Chief Compliance Officer (CCO) who reports to the President and has full and free access to the Chair of the Audit and Risk Committee. Any decision to remove the CCO (other than for misconduct) shall be taken by the President in accordance with guidance given by the Board of Directors in an Executive Session.

OCCO’s mission is to protect the integrity and reputation of the Bank, to promote ethical standards of behaviour and to strengthen the Bank’s accountability and transparency. OCCO assists in identifying, assessing and monitoring integrity risks arising from failure to comply with the Bank’s standards and policies; and contributes, in an independent manner, to the Bank’s effective management of such risks. OCCO is also responsible for the development and maintenance of the policies and standards it enforces. The EBRD’s Integrity Risks Policy and Terms of Reference for OCCO, most recently revised on 16 July 2024, and available on the EBRD’s website,17 set out, for the benefit of the Bank’s stakeholders, the manner in which OCCO helps the Bank to protect its integrity and reputation and to manage integrity risks related to clients and personal conduct-related risks.

As part of its standard-setting role, OCCO is responsible for developing and recommending the policies, rules, procedures and processes governing the ethical behaviour of Board officials, management and staff of the Bank; for establishing the standards of integrity that the Bank expects of its clients, project sponsors and other counterparties; and for ensuring that policies, rules, procedures and processes are effectively communicated and implemented. Its objective is to ensure that the internal standards of integrity at the EBRD are in line with international good practice, creating a demonstration effect in the economies where the Bank invests.

The Code of Conduct for Officials of the Board of Directors of the EBRD and the Code of Conduct for EBRD Personnel (the Codes) are the Bank’s core ethical policies that allow it to assess and mitigate personal conduct-related risks. The Codes are approved by the Bank’s Board of Governors and represent and articulate the values, duties, obligations and ethical standards that the EBRD expects of its Board Officials and staff members. Each Code must be reviewed as and when deemed necessary, but no later than five years from the date on which it became effective. A key element of the Bank’s ethics architecture is a standing Ethics Committee, consisting of Directors selected under a codified procedure. It exercises prescribed functions under the Codes for Covered Persons (namely: (i) Board Officials; (ii) the President; (iii) Vice Presidents; (iv) the Chief Evaluator; (v) the Chief Accountability Officer; (vi) the Chief Compliance Officer; and (vii) the Chief Internal Auditor). For example, it considers requests for authorisations and/or derogations for Covered Persons and investigates reports of alleged misconduct by Covered Persons. The Codes can be found at: www.ebrd.com/integrity-and-compliance.html.

Financial and integrity due diligence are integrated into the Bank’s approval of new business and the monitoring of its existing operations. OCCO provides independent expert advice to management on significant integrity concerns and assesses whether the potential risk is acceptable to the Bank. It monitors the integrity due diligence information provided by the Banking Department to ensure that it is accurate and that integrity concerns are properly identified and, where possible, mitigated. It also advises on and manages risks relating to the identification and handling of material non-public information, and those relating to conflicts of interest that may arise between the EBRD’s multiple relationships with, or interests in, clients. In addition, the EBRD’s policy on Domiciliation of EBRD Clients (the Domiciliation Policy) sets out the conditions under which the EBRD may finance a project when a borrower, an investee or a controlling entity is domiciled in a jurisdiction other than that where the project is located (a third jurisdiction). The Domiciliation Unit within OCCO assesses projects to determine whether jurisdictions used in cross-border ownership structures are acceptable.

17www.ebrd.com/home/who-we-are/strategies-governance-compliance/office-chief-compliance-officer.html

10 EBRD Financial Report 2024

OCCO is further responsible for investigating allegations of staff misconduct, as well as allegations of fraud and corruption in relation to the Bank’s projects and counterparties. Allegations of staff misconduct are investigated under the Conduct and Disciplinary Rules and Procedures (CDRPs), which address, among other things, the Bank’s approach to handling complaints of inappropriate behaviour and the division of responsibility between the CCO as fact-finder and the Managing Director, Human Resources and Organisational Development as decision-maker. The CDRPs specify the rights and duties of both the Bank and the staff member in question during the investigative and disciplinary processes and provide safeguards for the subject of the investigation. Allegations of misconduct on the part of the Covered Persons are dealt with in accordance with the provisions of the Codes. Revision of the CDRPs, together with the Harassment-Free and Respectful Workplace Procedures (RWPs), which set out processes for dealing with improper interpersonal behaviour, was completed in 2024 and the updated CDRPs and RWPs came into effect on 14 October 2024.

Allegations of fraud and corruption in relation to activities and projects financed from the Bank’s ordinary capital resources (including the purchase of goods, works or services for the Bank) or from special resources, or from Cooperation Funds administered by the Bank, are investigated under the Bank’s Enforcement Policy and Procedures (EPPs). The EBRD’s EPPs are the policy and procedures governing the investigation and sanctioning (if necessary) of parties alleged to have engaged in Prohibited Practices in relation to Bank assets or a Bank project and the sanctioning of parties on whom a third-party finding (as defined by the EPPs) has been imposed. The EPPs define Prohibited Practices as coercion, collusion, corruption, fraud, misuse of EBRD resources or EBRD assets, obstruction and theft. They also allow for a two-tier decision-making process, the introduction of a settlement process and streamlining the procedures for referring matters to national authorities. The EPPs also describe the process by which the Bank applies sanctions imposed by other multilateral development banks pursuant to the Agreement for the Mutual Enforcement of Debarment Decisions. Details of the individuals, entities and sanctions are posted at www.ebrd.com/ineligible-entities.html.

OCCO is also responsible for training Bank personnel in relation to the Bank’s ethical principles, anti-money-laundering and counter-terrorist-financing requirements. It also provides mandatory training to Board Officials on the Board Code of Conduct. In addition, it provides specialist training and advises, as necessary, individuals who are nominated by the Bank to serve as directors on the boards of companies in which the Bank holds an equity interest.

The Bank’s annual Integrity and Anti-Corruption Report is published by OCCO. The report describes the Bank’s strategy to promote integrity and prevent fraud and corruption and highlights the most recent measures taken. It can be found at www.ebrd.com/integrity-and-compliance.html.

Independent Project Accountability Mechanism

The Bank has an accountability mechanism that assesses and reviews complaints about environmental, social and disclosure issues in relation to Bank-financed projects and provides, where warranted, a determination as to whether the Bank acted in compliance with relevant policies when it approved a particular project. The mechanism also has a problem-solving function which can serve to address concerns through dialogue between the project sponsor and members of the affected community. The Independent Project Accountability Mechanism (IPAM) reports to the Board via the Audit and Risk Committee and is headed by the Chief Accountability Officer. The Chief Accountability Officer is responsible for directing the effective implementation of the EBRD’s 2019 Project Accountability Policy, promoting institutional accountability at the project level, institutional learning and upholding the reputation of the Bank.

Information about IPAM and registered complaints can be found at
www.ebrd.com/home/what-we-do/projects/independent-project-accountability-mechanism.html.

Independent Evaluation department

The independent Evaluation Department evaluates the performance of the Bank’s completed projects and programmes relative to objectives. It reports directly to the Board of Directors, is independent from the Bank’s management, and systematically analyses the results of both individual projects and wider themes defined in the Bank’s policies. The independence of the department ensures that it can perform two critical functions: enhance the Bank’s accountability through a rigorous independent assessment of its operations, policies and strategies; and promote institutional learning through effective evaluation knowledge management and learning loops. While the department considers management’s views in preparing its evaluations, it alone makes the final decision about the content of its reports.

EBRD Financial Report 2024 11

Reporting

The EBRD’s corporate governance structure is supported by appropriate financial and management reporting. The Bank has a functioning mechanism to be able to certify in the Financial Report 2024 as to the effectiveness of internal controls over external financial reporting, using the COSO (Committee of Sponsoring Organisations of the Treadway Commission) internal control framework (2013). This annual certification statement is signed by both the President and the Vice President, Chief Financial Officer and is subject to a review and an attestation by the Bank’s external auditors. In addition, the Bank has a comprehensive system of reporting to its Board of Directors and its committees. This includes reporting to the Audit and Risk Committee on the activities of the Independent Evaluation Department and the Internal Audit Department.

Financial and operational risks

Financial and operational risks are discussed in the “Risk management” section of this report, which begins on page 35.

Internal audit

The Internal Audit Department is a third line of defence and, in accordance with the Institute of Internal Auditors’ International Professional Practices Framework, is responsible for providing independent and objective assurance to executive management and the Board of Directors on the adequacy and effectiveness of internal controls, governance and risk management processes to mitigate the Bank’s key risks.

External auditors

The external auditors are appointed by the Board of Directors, on the recommendation of the President. The external auditors may be appointed for terms of five years with a maximum of two consecutive terms. In 2019, the Board approved the appointment of PricewaterhouseCoopers LLP as the Bank’s external auditors for the five-year period 2020-24. In 2024 the Board approved the appointment of Deloitte LLP as the Bank’s subsequent external auditors for the five-year period 2025-29.

The external auditors perform an annual audit in order to be able to express an opinion on whether the financial statements give a true and fair view of the state of the Bank’s affairs and of its profit and cash flows, in accordance with International Financial Reporting Standards (IFRS). In addition, the external auditors provide their opinion on management’s assertion as to the effectiveness of internal controls over financial reporting. This opinion is given as a separate report to the audit opinion. At the conclusion of their annual audit, the external auditors prepare a management letter for the Audit and Risk Committee, setting out their views and management’s responses on the effectiveness of internal controls and other matters. This letter is reviewed in detail and discussed with the Audit and Risk Committee. The Audit and Risk Committee reviews the performance and independence of the external auditors annually.

There are key provisions in the Bank’s policies regarding the independence of the external auditors. The external auditors are prohibited from providing non-audit-related services to the Bank unless such a service is judged to be in the interest of the Bank, is consistent with relevant professional independence principles, and is approved by the Audit and Risk Committee. The external auditors can also provide consultancy and other services paid for by the Bank, Special Funds and Cooperation Funds relating to client projects only if such incidences are similarly approved by the Audit and Risk Committee. Collectively, all non-audit-related services provided by the external auditor are subject to a cap approved by the Audit and Risk Committee.

Reward policy

The Bank has designed a market-oriented staff reward policy, within the constraints of its status as an international financial institution (IFI), with the following principles that reward should:

•be competitively positioned in order to attract and retain high calibre employees from a wide range of the Bank’s regions

•promote a culture where consistent high performance and behaviours that reflect EBRD values and competencies are recognised and rewarded

•facilitate mobility in support of business objectives and continued staff development

•deliver a high-quality package of benefits on a global basis to provide an appropriate level of security and be relevant to a diverse employee base

•engage with employees through an open and transparent total reward process.

12 EBRD Financial Report 2024

To help meet these principles, the Bank uses market comparators to evaluate its staff compensation and aims to ensure that salary and performance-based compensation awards are driven by performance. Market comparators for the Bank are primarily private-sector financial institutions in each of its locations plus other IFIs.

The performance-based compensation awards are structured to recognise individual and team contributions to the Bank’s overall performance. These payments represent a limited proportion of the overall total compensation and benefits package provided to staff.

EBRD staff remuneration

Staff on fixed-term or regular contracts are eligible for an annual salary adjustment which is reviewed on 1 January each year. In addition, members of staff who are not eligible for overtime pay are eligible to receive a performance-based compensation award depending on the Bank’s and the individual staff member’s performance, and subject to any eligibility clause specified within their contractual terms of reference.

Staff on fixed-term or regular contracts, as well as most of the Board of Directors,18 the President and Vice Presidents, are covered by medical insurance, life insurance and participate in the Bank’s retirement plans. Certain staff hired from abroad may be eligible for some allowances to assist with costs related to their relocation.

There are two retirement plans in operation. The Money Purchase Plan is a defined contribution plan to which both the Bank and staff contribute, with Plan members making individual investment decisions. The Final Salary Plan (FSP) is a defined benefit plan, to which only the Bank contributes. Both plans provide a lump sum benefit on leaving the Bank or at retirement age, such that retirement plan obligations to staff once they have left the Bank or retired are minimal (being limited to inflation adjustments on undrawn or deferred benefits under the FSP). The rules for the retirement plans are approved by the Board of Directors and the operation of the plans is monitored by a Retirement Plan Committee, a Retirement Plan Administration Committee and a Retirement Plan Investment Committee.

The salaries and emoluments of all staff are subject to an internal tax, applied at rates that vary according to the individual’s salary and personal circumstances. Their salaries and emoluments are exempt from national income tax in the United Kingdom.

President and Vice Presidents

The President is elected by the Board of Governors and typically receives a fixed-term contract of four years. The President’s salary and benefits are approved by the Board of Governors. The President can participate in the same benefit schemes as the staff but is not eligible for performance-based compensation awards.

The Vice Presidents are appointed by the Board of Directors on the recommendation of the President and typically have fixed-term contracts of four years. Their salaries and benefits are approved by the Board of Directors. The Vice Presidents can participate in the same benefit schemes as the staff but are not eligible for performance-based compensation awards.

The gross salaries, from which internal tax is deducted, for each of these positions is as follows:

	2024 £ 000	2024 € 000	2023 £ 000	2023 € 000
President	433	498	411	472
First Vice President and Head of Client Services Group	398	458	377	434
Vice President, Chief Financial Officer	363	418	344	396
Vice President, Chief Risk Officer	363	418	344	396
Vice President, Banking	363	418	344	396
Vice President, Chief Transformation Officer	363	418	344	396
Vice President, Policy and Partnerships	363	418	344	396

18Some Directors and Alternate Directors are paid directly by their constituency and do not participate in the Bank’s retirement plans and/or other benefits.

EBRD Financial Report 2024 13

Board of Directors

Directors are elected by the Board of Governors for a term of three years and may be re-elected. Directors appoint Alternate Directors. The salaries of Directors and Alternate Directors are approved by the Board of Governors. They can participate in the same benefit schemes as staff but are not eligible for performance-based compensation awards. Some Directors and Alternates are paid directly by the constituency that they represent. In such cases, the funds that would otherwise be used by the Bank to pay such Directors and Alternates are made available to the directorship to offset other eligible costs.

The most recently approved gross salaries for these positions, from which internal tax is deducted, are as follows:

	2024 £ 000	2024 € 000	2023 £ 000	2023 € 000
Director	183	211	174	200
Alternate Director	152	175	144	166

Senior management

Key management personnel comprise members of the Bank’s Executive Committee and Managing Directors. This group, excluding the President and Vice Presidents (for whom information is given above), consists of 36 (2023: 36) individuals who received gross salaries, from which internal tax is deducted, in the ranges shown in the table below. The average performance-based compensation award for eligible members of this group was 20 per cent of annual gross salaries in 2024 (2023: 20 per cent).

	2024 £ 000	2024 € 000	2023 £ 000	2023 € 000
Minimum	126	145	154	177
Median	204	235	200	230
Maximum	313	360	297	341
No. in group	36	36	36	36

14 EBRD Financial Report 2024

Consolidated income statement

These financial statements were approved for issue by the Board of Directors on 9 April 2025.

For the year ended 31 December 2024	Note	Year to 31 Dec 2024 € million	Year to 31 Dec 2023 € million
Interest income
From Banking loans		2,330	2,526
From fixed-income debt securities and other interest		2,037	1,374
Net interest income on derivatives		-	225
		4,367	4,125
Other interest
Interest expense and similar charges		(2,708)	(2,291)
Net interest expense on derivatives		(201)	-
Net interest income	4	1,458	1,834

Fee and commission income		136	144
Fee and commission expense		(114)	(117)
Net fee and commission income	5	22	27

Donor-related income		29	28
Donor-related expense		(31)	(20)
Net donor-related (expense)/income		(2)	8

Dividend income		140	82
Net gains from share investments at fair value through profit or loss	6	725	919
Net gains/(losses) from loans	7	48	(5)
Net gains from Treasury assets held at amortised cost	8	1	1
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	9	81	210
Fair value movement on non-qualifying and ineffective hedges	10	(246)	(554)
Impairment provisions on Banking loan investments	11	111	100
Impairment provisions on guarantees		(7)	14
General administrative expenses	12	(522)	(479)
Depreciation and amortisation	21, 22	(65)	(59)
Net profit		1,744	2,098

Attributable to:
Equity holders		1,744	2,098

Memorandum items
Transfers of net income approved by the Board of Governors	27	(20)	(23)
Net profit after transfers of net income approved by the Board of Governors		1,724	2,075

Pages 19 to 95 are an integral part of these financial statements.

Highlights
Financial results
Additional reporting
Financial statements
External financial reporting
Independent auditors' report

EBRD Financial Report 2024 15

Consolidated statement of
comprehensive income

For the year ended 31 December 2024	Note	Year to 31 December 2024 € million	Year to 31 December 2023 € million
Net profit		1,744	2,098
Other comprehensive income
1.Items that will not be reclassified subsequently to profit or loss
−Gains on share investments designated as fair value through other comprehensive income	20	34	17
−Actuarial gains on defined benefit scheme	30	59	35
2.Items that may be reclassified subsequently to profit or loss
−(Losses)/gains on cash flow hedges[19]		(9)	351
−Cross-currency basis spread on fair value hedging instruments		40	267
−Gains on loans measured at fair value through other comprehensive income		105	153
Losses on loans designated as fair value through other comprehensive income reclassified to profit and loss		(62)	-
−(Losses)/gains on cash flow hedges reclassified to profit and loss[20]		(63)	33
Other comprehensive income		104	856
Total comprehensive income		1,848	2,954

Attributable to:
Equity holders		1,848	2,954

Pages 19 to 95 are an integral part of these financial statements.

19The presentation of this note has been amended to align with the requirements of IAS 1, by separately disclosing those gains or losses on cash flow hedges that have been reclassified to profit or loss and those which may be reclassified subsequently. Previously, in this table, they had been disclosed on a net basis as one line item. €33 million of gains formerly presented as items that may be reclassified to profit and loss are now disclosed as items that have been reclassified to profit or loss. There is no change in the total amounts presented.

20See footnote 19.

16 EBRD Financial Report 2024

Consolidated balance sheet

At 31 December 2024	Note	€ million	31 Dec 2024 € million	€ million	31 Dec 2023 € million
Assets
Placements with and advances to credit institutions	13
Cash and cash equivalents		6,013		6,324
Other placements and advances		18,780		12,405
			24,793		18,729
Debt securities	14
At fair value through profit or loss		1,357		962
At amortised cost		9,480		8,392
			10,837		9,354
Other financial assets	15
Derivative financial instruments		5,709		5,561
Other financial assets		2,072		939
			7,781		6,500
Loan investments
Loans at amortised cost	16	35,627		32,948
Less: Provisions for impairment	11	(1,600)		(1,831)
Loans at fair value through other comprehensive income	17	790		1,024
Loans at fair value through profit or loss	18	945		843
			35,762		32,984
Share investments
Banking portfolio:
At fair value through profit or loss	19	6,539		5,620
Treasury portfolio:
Share investments at fair value through other comprehensive income	20	191		157
			6,730		5,777
Intangible assets	21		164		152
Property and equipment	22		400		426
Total assets			86,467		73,922

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	23	1,396		911
Debts evidenced by certificates	24	53,838		44,298
			55,234		45,209
Other financial liabilities	25
Derivative financial instruments		4,084		4,939
Other financial liabilities		1,833		1,506
			5,917		6,445
Total liabilities			61,151		51,654

Members’ equity attributable to equity holders
Paid-in capital	26	7,438		6,218
Reserves and retained earnings	27	17,878		16,050
Total members’ equity			25,316		22,268
Total liabilities and members’ equity			86,467		73,922

Memorandum items
Undrawn commitments and guarantees	28		19,912		16,631

Pages 19 to 95 are an integral part of these financial statements.

EBRD Financial Report 2024 17

Consolidated statement of changes
in equity

	Subscribed capital € million	Callable capital € million	Revaluation reserve € million	Hedging reserve € million	Actuarial remeasurement € million	EBRD Shareholder Special Fund € million	Retained earnings € million	Total equity € million
At 1 January 2023	29,759	(23,542)	(102)	(272)	104	627	12,762	19,336
Profit and loss for the year	-	-	-	-	-	(64)	2,162	2,098
Other comprehensive income for the year	-	-	170	651	35	-	-	856
Transfers of net income approved by the Board of Governors	-	-	-	-	-	108	(131)	(23)
Capital contributions	2	(1)	-	-	-	-	-	1
At 31 December 2023	29,761	(23,543)	68	379	139	671	14,793	22,268

At 1 January 2024	29,761	(23,543)	68	379	139	671	14,793	22,268
Profit and loss for the year	-	-	-	-	-	(48)	1,792	1,744
Other comprehensive income for the year	-	-	77	(32)	59	-	-	104
Transfers of net income approved by the Board of Governors	-	-	-	-	-	157	(177)	(20)
Capital contributions	1,223	(3)	-	-	-	-	-	1,220
At 31 December 2024	30,984	(23,546)	145	347	198	780	16,408	25,316

Refer to note 27 on “Reserves and retained earnings” on page 85 for a further explanation of the Bank’s reserves.

Pages 19 to 95 are an integral part of these financial statements.

18 EBRD Financial Report 2024

Consolidated statement of cash flows

For the year ended 31 December 2024	Note	€ million	Year to 31 Dec 2024 € million	€ million	Year to 31 Dec 2023 € million
Cash flows from operating activities
Net profit for the year		1,744		2,098
Adjustments to reconcile net profit/(loss) to net cash flows:
Non-cash items in the income statement
Depreciation and amortisation	21, 22	65		59
Net provisions release for Banking loan losses and guarantees	11	(104)		(114)
Fair value movement on share investments	6	(725)		(919)
Net (gains)/losses from loans	7	(48)		5
Fair value movement on Treasury investments	9	(81)		(210)
Other unrealised fair value movements		246		558
Cash flows from the sale and purchase of operating assets
Proceeds from repayments of Banking loans		9,669		8,988
Funds advanced for Banking loans		(11,825)		(11,822)
Proceeds from sale of Banking share investments		823		661
Funds advanced for Banking share investments		(890)		(492)
Net cash flows from Treasury derivative settlements		(1,058)		(1,719)
Net placements to credit institutions		(5,545)		2,136
Net amounts owed to credit institutions and other third parties		463		352
Working capital adjustment:
Movement in interest income receivable		65		(756)
Movement in interest expense payable		381		(249)
Movement in net fee and commission income receivable		(18)		3
Movement in accrued expenses payable		74		(15)
Net cash used in operating activities			(6,764)		(1,436)

Cash flows from investing activities
Proceeds from debt securities at amortised cost		2,096		2,625
Purchases of debt securities at amortised cost		(2,823)		(2,673)
Proceeds from debt securities at fair value through profit or loss		2,996		3,548
Purchases of debt securities at fair value through profit or loss		(3,354)		(3,649)
Purchase of intangible assets, property and equipment		(45)		(42)
Cash flows used in investing activities			(1,130)		(191)

Cash flows from financing activities
Capital received		190		1
Transfers of net income paid		(23)		(22)
Lease incentives received		-		21
Lease payments		(9)		-
Issue of debts evidenced by certificates		18,657		10,956
Redemption of debts evidenced by certificates		(11,264)		(9,709)
Net cash generated from financing activities			7,551		1,247

Net decrease in cash and cash equivalents			(343)		(380)
Effect of foreign exchange rate changes			32		64
Cash and cash equivalents at 1 January			6,324		6,640
Cash and cash equivalents at 31 December	13		6,013		6,324

Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 31 December 2024 balance is €2 million restricted for technical assistance to be provided to member economies in the SEMED region (2023: €2 million). Also within the 31 December 2024 balance is €44 million (2023: €18 million) of “restricted cash”. The restricted cash cannot be transferred out of Russia. See note 13 on page 80 for total amounts in “Placements with and advances to credit institutions”.

Interest received was €7,724 million (2023: €5,411 million) and interest paid was €6,247 million (2023: €4,407 million).

Pages 19 to 95 are an integral part of these financial statements.

EBRD Financial Report 2024 19

Accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules – see “Derivative financial instruments and hedge accounting” on page 22.

2022 was the first year for which consolidated financial statements were presented. From 31 December 2022 the Bank began to control the EBRD Shareholder Special Fund. As the parent entity, the Bank is therefore required to present consolidated financial statements. There is no statutory or other requirement for the Bank to present standalone parent entity accounts.

The financial statements have been prepared on a going-concern basis owing to the strength of the Bank’s capital and liquidity positions, the level of operational resilience demonstrated in previous years and the high level of shareholder support (as demonstrated through the capital increase which became effective on 31 December 2024). The Bank’s Board of Directors considered the Bank’s ongoing financial sustainability when approving the Bank’s “Strategy Implementation Plan 2025-27” in December 2024, which analysed the Bank’s capital and liquidity position. The going-concern assessment was confirmed by the President and Vice President, Chief Financial Officer on 9 April 2025, the date on which they signed the financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain significant accounting estimates. It also requires management to exercise its judgement in the process of applying the Bank’s policies. The areas involving a higher degree of judgement or complexity, or areas where judgements and estimates are significant to the financial statements, are disclosed in “Accounting policies and judgements” which begins on page 20 and “Significant accounting estimates and critical judgements” which begins on page 28.

New and amended IFRS mandatorily effective for the current reporting period

There were a number of amendments to existing standards, effective for the current reporting period, which have negligible or no impact on the Bank’s financial statements, namely:

•Amendments to IFRS 16: Leases

•Amendments to IAS 1: Presentation of Financial Statements

•Amendments to IFRS 7: Financial Instruments: Disclosures and IAS 7: Statement of Cash Flows

IFRS not yet mandatorily effective and not adopted early

The following standards and amendments are not yet effective and have not been adopted early.

Pronouncement	Nature of change	Potential impact
Amendments to: IAS 21: The Effects of Changes in Foreign Exchange Rates

The amendments require an entity to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determining the exchange rate to use and the disclosures to provide.

Effective for annual reporting periods beginning on or after 1 January 2025.

The Bank anticipates no impact as a result of adopting the changes to the standard.
Amendments to: IFRS 9: Financial Instruments and IFRS 7: Financial Instruments Disclosures

The amendments introduce requirements for assessing instruments with contingent features and resulting disclosure, as well as more detailed disclosure over contracts referencing nature-dependent electricity supplier finance arrangements.

Effective for annual reporting periods beginning on or after 1 January 2026.

The Bank has yet to assess the impact as a result of adopting the changes to the standards.
IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 replaces IAS 1 Presentation of Financial Statements. The standard introduces additional disclosure requirements in the statement of profit or loss.

Effective for annual reporting periods beginning on or after 1 January 2027.

The Bank anticipates some potential impact as a result of adopting the new standard. A detailed assessment of the impact has not yet been performed.
IFRS 19: Subsidiaries without Public Accountability – Disclosures	IFRS 19 permits some subsidiaries to apply IFRS Accounting Standards with reduced disclosure requirements. Effective for annual reporting periods beginning on or after 1 January 2027.	The Bank anticipates no impact as a result of adopting the changes to the standard.

20 EBRD Financial Report 2024

B. Accounting policies and judgements

Consolidation

The consolidated financial statements of the Bank combine the financial statements of the European Bank for Reconstruction and Development and its wholly controlled subsidiary, the EBRD Shareholder Special Fund (SSF). The Bank has control over another entity when it has each of the following:

•Power over the relevant activities of the entity

•Exposure to, or rights to, variable returns from its involvement with the entity

•The ability to affect those returns through its power over the entity.

The assessment of control is based on the consideration of all facts and circumstances. The Bank reassesses whether it controls an entity if facts and circumstances indicate that there are changes to one or more of the three elements of control. On 31 December 2022 the rules of the SSF were amended such that, in the event of its liquidation, all remaining resources of the fund would be passed to the Bank. This amended the EBRD’s assessment of control as, through the change, the Bank became exposed to variable returns through its involvement with the SSF, whereas previously it was not. The Bank consolidated the SSF on an acquisition accounting basis, whereby the Bank recognised the identifiable assets and liabilities of the SSF at the date of consolidation and paid no monetary consideration to obtain control of the SSF. As the Bank paid no cash consideration to acquire the SSF, and only an implied capital contribution which was recognised, no goodwill arose on consolidation. As the change was delivered through a change in the rules of the SSF approved by the shareholders of the Bank, the change has been accounted for as a transaction with shareholders in the consolidated statement of changes in equity on page 17.

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used across the Bank and its subsidiary for the purposes of consolidation.

Financial assets – classification and measurement

The classification of the Bank’s financial assets depends on both the contractual characteristics of the assets and the business model adopted for their management. Based on this, financial assets are classified in one of three categories: those measured at amortised cost, those measured at fair value through other comprehensive income and those measured at fair value through profit or loss.

Financial assets at amortised cost

An investment is classified as “amortised cost” only if both of the following criteria are met: the objective of the Bank’s business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding, interest being consideration for the time value of money and the credit risk associated with the principal amount outstanding.

Investments meeting these criteria are measured initially at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets. They are subsequently measured at amortised cost using the effective interest method less any impairment. Except for debt securities held at amortised cost, which are recognised on trade date, the Bank’s financial assets at amortised cost are recognised at settlement date.

Financial assets at fair value through other comprehensive income

The Bank accounts for a small number of strategic equity investments21 at fair value through other comprehensive income with no recycling of such fair value gains or losses through the income statement on derecognition. Dividend income received on these investments is recognised in the income statement. Such a classification is available only for equity investments that are not held for trading purposes, following an irrevocable election to do so at the point of initial recognition.

21See note 20 to the financial statements on page 82.

EBRD Financial Report 2024 21

In addition to the above class of financial assets at fair value through other comprehensive income, a category is available whereby gains or losses recognised in other comprehensive income are subsequently recognised in the income statement. An investment is classified as “fair value through other comprehensive income” in this manner only if both of the following criteria are met: the objective of the Bank’s business model is achieved by both holding the asset to collect the contractual cash flows and by selling the asset; and the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding, interest being consideration for the time value of money and the credit risk associated with the principal amount outstanding.

A subsection of the Bank’s loan investments meeting these criteria are measured initially at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets. They are subsequently measured at fair value, but until derecognition the amounts recorded in the income statement are the interest income measured using the effective interest method less any impairment. The difference between the fair value movements and the amounts recorded in the income statement is recognised in the statement of other comprehensive income. Upon derecognition the fair value gains or losses previously recognised as other comprehensive income are then recycled to the income statement. The Bank’s financial assets at fair value through other comprehensive income are recognised at settlement date.

Financial assets at fair value through profit or loss

If neither of the classifications above apply, the financial asset is classified as “fair value through profit or loss”. The presence of an embedded derivative, or other features which could potentially change the cash flows arising on a financial asset so that they no longer represent solely payments of principal and interest, requires that instrument to be classified at fair value through profit or loss, an example being a convertible loan.

Financial assets classified at fair value through profit or loss are recognised on a settlement-date basis if within the Banking loan portfolio and on a trade-date basis if within the Treasury portfolio.

The Bank’s share investments – equity investments held within its Banking portfolio – are measured at fair value through profit or loss, including associate investments. The Bank considers the latter to be venture capital investments for which IAS 28: Investments in Associates and Joint Ventures does not require the equity method of accounting. This is a critical judgement. The Bank’s financial objectives through these investments are to generate returns from capital appreciation and dividend income. The Bank plays no active role in their management and their performance is measured by the Bank on a fair value basis.

The basis of fair value for listed share investments in an active market is the quoted bid market price on the balance sheet date. The basis of fair value for share investments that are either unlisted or listed in an inactive market is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are net asset value and earnings-based valuations, to which a multiple is applied based on information from comparable companies and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

The Bank’s share investments are recognised on a trade-date basis.

At initial recognition, the Bank measures these assets at their fair value. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement. Such assets are carried at fair value on the balance sheet with changes in fair value included in the income statement in the period in which they occur.

Derecognition of financial assets

The Bank derecognises a financial asset, or a portion of a financial asset, where the contractual rights to that asset have expired or where the rights to further cash flows from the asset have been transferred to a third party and, with them, either:

1)substantially all the risks and rewards of the asset, or

2)significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Where significant risks and rewards have been transferred, but the transferee does not have the unconditional ability to sell or pledge the asset, the Bank continues to account for the asset to the extent of its continuing involvement. Where neither derecognition nor continuing involvement accounting is appropriate, the Bank continues to recognise the asset in its entirety and recognises any consideration received as a financial liability.

22 EBRD Financial Report 2024

Financial liabilities

With the exception of derivative instruments that must be measured at fair value, and the Bank’s obligations to the Equity Participation Fund,22 the Bank does not designate any financial liabilities at fair value through profit or loss. All are measured at amortised cost, unless they are part of a designated fair value hedge in which case the amortised cost is adjusted for the fair value movements attributable to the risks being hedged. Liabilities are recognised when the Bank becomes party to the contractual provisions of the instrument.

Interest expense is accrued using the effective interest rate method and is recognised within the “interest expense and similar charges” line of the income statement, except for the allocated cost of funding Treasury’s trading assets which is recognised within “net gains from Treasury activities at fair value through profit or loss”.

Where a financial liability contains an embedded derivative, which is of a different economic character to the host instrument, that embedded derivative is bifurcated and measured at fair value through the income statement. IFRS does not require bifurcation of embedded derivatives in the case of financial assets.

Contingent liabilities

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable, or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

Derivative financial instruments and hedge accounting

The Bank primarily makes use of derivatives for five purposes:

1)to swap the majority of the Bank’s issued securities, excluding commercial paper, so as to convert the issuance proceeds into the currency and interest rate structure sought by the Bank

2)to manage the net interest rate risks and foreign exchange risks arising from all of its financial assets and liabilities, and some of its forecast transactions

3)to provide potential exit strategies for its unlisted equity investments through negotiated put and call options

4)through currency swaps, to manage funding requirements for the Bank’s loan portfolio

5)to manage the foreign exchange risks arising from the Bank’s expenses, the majority of which are incurred in pound sterling.

All derivatives are measured at fair value through profit and loss unless they form part of a qualifying cash flow hedge, in which case the fair value movement is taken into reserves and released into the income statement at the same time as the risks on the hedged cash flows are recognised therein. Any hedge ineffectiveness will result in the relevant proportion of the fair value movement remaining in the income statement.

Derivative fair values are derived primarily from discounted cash flow (DCF) models, option pricing models and from third-party quotes. Derivatives are carried as assets when their fair values are positive and as liabilities when their fair values are negative.

The Bank applies additional valuation measures for its over-the-counter (OTC)23 derivatives portfolio to reflect credit and funding cost adjustments which the Bank reasonably anticipates will be incorporated into the exit price for such instruments.

In line with market practice, the Bank also applies valuation adjustments to these derivatives attributable to “cheapest-to-deliver” factors, reflecting the value of terms and conditions relating to the posting of collateral in the Bank’s Credit Support Annexes (CSA) to the ISDA Master Agreements.

The valuation adjustment deriving from these factors is detailed within the “Risk management” section of the report on page 35.

22See page 93 in note 32 for further details on the Equity Participation Fund.

23OTC derivatives are those not settled through a central clearing party.

EBRD Financial Report 2024 23

Hedge accounting

Hedge accounting is designed to bring accounting consistency to financial instruments that would not otherwise be permitted. A valid hedge relationship exists when a specific relationship can be identified between two or more financial instruments in which the change in value of one instrument (the hedging instrument) is highly negatively correlated to the change in value of the other (the hedged item).

The Bank applies IFRS 9 hedge accounting treatment to individually identified hedge relationships. The Bank documents the relationship between hedging instruments and hedged items upon initial recognition of the transaction. The Bank also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions have an economic relationship with the hedged items, offsetting changes in their fair values or cash flows.

The gains and losses associated with these hedge relationships are recognised within “Fair value movement on non-qualifying and ineffective hedges”. Also included within this portion of the income statement are the gains and losses attributable to derivatives that the Bank uses for managing interest-rate risk on a macro basis, but for which the Bank does not apply hedge accounting.

Fair value hedges

The Bank’s hedging activities are primarily designed to mitigate interest rate risk by using swaps to convert the interest rate risk profile, on both assets and liabilities, into floating rate risk. Such hedges are known as “fair value” hedges. Changes in the fair value of the derivatives that are designated and qualify as fair value hedges are included in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk. In the event that a hedge relationship ceases prior to the maturity of the hedged item, any accumulated fair value adjustments applied to the hedged item are amortised to the income statement over the remaining life of the instrument.

To qualify for hedge accounting under IFRS 9, there must be a demonstrable economic relationship between the hedged item and the hedging instrument, where credit risk is not a dominant factor in the value changes expected in that relationship. The principal factors driving valuation changes in the Bank’s hedged items in these hedging relationships are the hedged risk, interest rate risk, and foreign exchange risk24. Credit risk is a negligible factor driving valuation changes in the hedged items.

One of the principal causes of ineffectiveness in the Bank’s fair value hedging relationships is the foreign currency basis spread; a pricing factor applicable to the cross-currency swaps designated as hedging items in many of the Bank’s hedge relationships. Changes in foreign currency basis risk lead to hedge ineffectiveness as they cause movements in the value of the hedging instrument, the cross-currency swap, but do not directly lead to movements in the value of the hedged item. The Bank applies the option available under IFRS 9 to separate the foreign currency basis spread of a financial instrument in a hedging relationship, with changes in its value recognised in “Other comprehensive income”. The amounts recognised in “Other comprehensive income” are subsequently amortised through the income statement over the remaining life of the hedging relationship in “Fair value movement on non-qualifying and ineffective hedges”.

Any remaining ineffectiveness arising from the Bank’s fair value hedging relationships after separating the foreign currency basis risk is recognised in “Fair value movement on non-qualifying and ineffective hedges” in the income statement.

Cash flow hedges

The Bank typically engages in cash flow hedges for two purposes. These are to minimise the exchange rate risk associated with the fact that the majority of its administrative expenses are incurred in pound sterling, and to minimise the volatility of its euro-denominated interest income. The amount and timing of such hedges fluctuate in line with the Bank’s view on opportune moments to execute the hedges. The movement in the fair value of these hedges is recognised as other comprehensive income until such time as the relevant income or expenditure occurs, when the hedge gains or losses will be reflected as part of the hedged income statement line item for the year. At 31 December 2024 the Bank had hedged a portion of its forecast euro interest income and had not yet hedged any of the 2025 anticipated pound sterling administrative expenditure.

For further information on risk and related management policies see the “Risk management” section, which begins on page 35.

24 Foreign exchange risk is not managed through hedge accounting relationships but through matched funding across the balance sheet (as explained in the “Market risk” section, which begins on page 51). There is minimal residual foreign exchange risk held by the Bank in relation to the hedged items.

24 EBRD Financial Report 2024

Interest rate benchmark reforms

A number of interest rate benchmarks to which the Bank is exposed have undergone reform. The reforms were intended to create a more transparent system that minimises the reliance on judgement and maximises the use of observable trade data in producing the benchmarks. The reforms were completed on 30 September 2024, when synthetic US dollar LIBOR settings (one-month, three-month and six-month) ceased to be published.

The majority of the Bank’s trades that referenced interest rate benchmarks subject to these reforms have now transitioned, including all those instruments to which the Bank applies hedge accounting. The table below shows the Bank’s exposure at the year-end to significant benchmark interest rates subject to reform where the trades have yet to transition.25 These instruments are subject to fallback provisions which are designed to address the transition-related issues for those contracts that continue to reference the previous benchmarks, pending their transition to a new benchmark rate.

At 31 December 2024	Benchmark	Non-derivative financial assets € million	Non-derivative financial liabilities € million	Derivatives not in hedge relationship Nominal € million
	USD LIBOR	68	-	149
		68	-	149

At 31 December 2023	Benchmark	Non-derivative financial assets € million	Non-derivative financial liabilities € million	Derivatives not in hedge relationship Nominal € million
	USD LIBOR	865	-	441
		865	-	441

Issued financial guarantees

Issued financial guarantees are initially recognised at their fair value, with an asset representing the discounted value of the guarantee fee income and a liability representing the expected credit loss (ECL). After initial recognition, the guarantee asset continues to be recognised at the discounted value of the future fee income. The guarantee liability is subsequently measured at the higher of the amortised value at initial recognition or the expected credit losses. The differences between the unwinding of the discount on the asset and the movements of the liability are recognised in the income statement. The financial guarantee assets and liabilities are recognised within “other financial assets” and “other financial liabilities”.

Impairment of financial assets

Financial assets at amortised cost – performing assets (Stages 1 and 2)

Under IFRS 9 the Bank’s methodology is to calculate impairment on an expected credit loss basis. Provisions for impairment for assets that are not individually identified as credit-impaired are calculated on a portfolio basis.

A “three-stage” model for impairment is applied based on changes in credit quality since origination,26 with the stage allocation being based on the financial asset’s probability of default (PD) and additional qualitative considerations. At origination loans are classified in Stage 1. If there is subsequently a significant increase in credit risk associated with the asset, it is then reallocated to Stage 2. The transition from Stage 1 to Stage 2 is significant because provisions for Stage 1 assets are based on expected losses over a 12-month horizon, whereas Stage 2 assets are provisioned based on lifetime expected losses. When objective evidence of credit impairment is identified, the asset is reallocated to Stage 3 as described below.

The staging model relies on a relative assessment of credit risk – that is, a loan with the same characteristics could be included in Stage 1 or in Stage 2, depending on the credit risk at origination of the loan. As a result, the Bank could have different loans with the same counterparty that are included in different stages of the model, depending on the credit risk that each loan had at origination.

25These remaining trades are anticipated to transition in 2025.

26For the purpose of calculating impairment, origination is the trade date of the asset (that is, the signing date in the case of the Bank’s loans at amortised cost), not the date of the initial recognition of the asset on the Bank’s balance sheet.

EBRD Financial Report 2024 25

For Stage 1 and Stage 2 assets impairment is deducted from the asset categories on the balance sheet and charged to the income statement. The Bank additionally makes transfers within its reserves, maintaining a separate loan loss reserve to supplement the cumulative amount provisioned through the Bank’s income statement for Stage 1 assets. The amounts held within the loan loss reserve equate to the difference between the ECL calculated on a lifetime basis and the ECL calculated over a 12-month horizon for the assets held in Stage 1.

Assets that have been modified will continue to be assessed for staging purposes against the PD from the original inception of the asset, unless the modified cash flows are sufficiently different that the original asset has been derecognised and a new asset, with a new inception PD, has been recognised in its place.

Stage assessment

In order to determine whether there has been a significant increase in the credit risk since origination, and hence transition to Stage 2 is required, a combination of quantitative and qualitative risk metrics is employed. All loans with at least a three-notch downgrade in PD on the Bank’s internal ratings scale since origination (or a two-notch downgrade in the case of loans originated with a higher level of credit risk), all loans for which the contractual payments are overdue by between 31 and 89 days inclusive, as well as all loans placed on the “watch list”27 are transitioned to Stage 2.

Financial assets at amortised cost – non-performing assets (Stage 3)

Where there is objective evidence that an identified loan asset is credit-impaired, any specific provisions for impairment that are required are recognised in the income statement and, under IFRS 9, the asset is classified in Stage 3. The data that the Bank uses to determine if there is observable evidence that the asset is credit-impaired include:

•delinquency in contractual payments of principal or interest

•cash flow difficulties experienced by the borrower

•breach of loan covenants or conditions

•initiation of bankruptcy proceedings

•deterioration in the borrower’s competitive position.

Impairment is quantified as the difference between the carrying amount of the asset and the net present value of expected future cash flows discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an offsetting impairment account and the amount of the loss is recognised in the income statement. After initial impairment, subsequent adjustments include first the continued recognition of interest income, using the effective interest rate methodology at the original rate on the loan, based on the remaining net book value, and second any adjustments required in respect of a reassessment of the initial impairment.

The carrying amount of the asset is reduced directly only through repayment or upon write-off. When a loan is deemed uncollectible the principal is written off against the related impairment provision. Such loans are written off only after all necessary procedures have been completed and the amount of the loss has been determined.

Loans and advances may be renegotiated in response to an adverse change in the circumstances of the borrower. Where the original loan has been significantly amended it will be derecognised and replaced with a new loan. To the extent the original loan is retained, any changes in present value attributable to the modification will be recognised as an adjustment to the carrying value of the asset with the associated gains or losses on modification recognised in the income statement.

Financial assets at fair value through other comprehensive income

Impairment of financial assets held at fair value through other comprehensive income is assessed in the same way as for financial assets at amortised cost. The impairment gains and losses thus calculated are recorded in the income statement within impairment provisions on Banking loan investments. Unlike amortised cost instruments, no separate provision is recorded on the balance sheet, with the impairment gains and losses instead forming part of the overall fair value of these assets.

27A project is assigned to the “watch list” when a risk officer determines that there is a heightened risk, which needs to be flagged to management and Corporate Recovery, of the project failing to meet debt service and the Bank subsequently suffering a financial loss.

26 EBRD Financial Report 2024

Write-offs

Financial assets are written off when the Bank assesses that there is no longer any reasonable expectation of further recoveries. The Bank continues to apply its enforcement processes even for financial assets that have been written off. In the event that further recoveries are made after a financial asset has been written off, these are credited to the income statement as a reversal of previous impairment losses.

Statement of cash flows

The statement of cash flows is prepared using the indirect method. Cash and cash equivalents comprise balances with less than three months’ maturity from the date of the transaction, which are available for use at short notice and are subject to insignificant risk of changes in value.

Foreign currencies

The Bank’s reporting currency for the presentation of its financial statements is the euro. The functional currency of the Bank is also the euro, the currency in which the receipts from its operating activities are retained and which, in line with its risk management strategies, most faithfully represents the economic effects of the Bank’s underlying transactions, events and conditions.

Foreign currency transactions are initially translated into euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies, are included in the income statement, except when deferred in reserves as qualifying cash flow hedges.

Capital subscriptions

The Bank’s share capital is denominated in euros and is divided into paid-in and callable shares. Paid-in shares are recognised on the balance sheet as “Members’ equity”. The paid-in shares are puttable instruments and hence are compound instruments with both debt and equity components. The Bank has made a critical judgement by electing to assess the present value of the puttable amount, the debt component, by assessing the timing of the expected future cash flows. At the point of issuance, and at subsequent reporting dates, there was no significant likelihood that members would exercise their right to request repurchase of their shares by the Bank within the foreseeable future. This is due to the fact that the terms of this option are not financially advantageous, and also because the EBRD benefits from very strong support for its mandate from shareholders, whose backing is not primarily driven by the financial returns associated with their membership of the Bank. Consequently the future redemption amount associated with this option had no material present value at issuance and at subsequent reporting dates, and no separate liability representing the option has therefore been recognised. To date no member has ever exercised this option or given notice to exercise this option.

New subscriptions to paid-in shares are recognised at the date the subscription becomes effective. In 2023 the Board of Governors approved the Bank’s third general capital increase (GCI), an increase to the authorised share capital of new paid-in shares. Members wishing to subscribe to the GCI must provide an instrument of subscription together with a representation that all necessary legislative and internal steps have been taken to enable the subscription. Subscriptions meeting these criteria became effective on 31 December 2024. Paid-in capital receivables arising from subscriptions made to the GCI are initially recognised at fair value, which equates to the notional amount payable by subscribing members, and are subsequently measured at amortised cost. Paid-in capital receivables are non-interest-bearing financial assets and are recorded within “Other receivables” on the balance sheet.

Callable shares will not be recorded on the balance sheet unless the Bank exercises its right to call the shares.

Transfers of net income

Transfers of net income approved by the Board of Governors are accounted for, at the date of approval, as transactions with equity holders recorded in the statement of changes in equity.

Intangible assets

Costs associated with maintaining computer software programs are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Bank, and that will generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the staff costs of the software development team.

EBRD Financial Report 2024 27

Expenditure that enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and is added to the original cost of the software. Computer software development costs recognised as intangible assets are amortised using the straight-line method over an estimated life of three to ten years.

Accounting for leases

Short-term leases of 12 months or less and low-value leases of assets worth less than £5,000 are accounted for as a general administrative expense, recognised in the income statement on a straight-line basis over the period of the lease.

The leases for the Bank’s office accommodation do not qualify for this simplified treatment under IFRS 16. Instead, at the inception of such a lease, the Bank recognises a lease liability and a “right-of-use” asset on the balance sheet.

The lease liability is calculated as the present value of the remaining lease payments, discounted at the Bank’s incremental cost of borrowing. Over the life of the lease the discount to the future lease payments is unwound and recognised in the income statement as an interest expense. The right-of-use asset represents the value to the Bank of its right to operate the leased asset over the life of the lease. This asset is depreciated on a straight-line basis over the life of the lease. The total cost of the lease is therefore recognised through a combination of both interest expense and depreciation over the life of the lease.

Under the terms of the Bank’s headquarters lease, the Bank has a reinstatement obligation to restore the premises at end of its tenancy. A provision of €7 million for the estimated cost of this obligation is recognised in other financial liabilities.

Property and equipment

In 2017 the Bank took legal ownership of a stock of railcars in part settlement of a loan which was in default, and which had been fully provisioned. The loan and associated provision were each reduced by the value attributed to the railcars. The railcars are classified as “property and equipment” with income generated from the operation of the railcars classified as fee and commission income.

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over the estimated life as follows:

Property (improvements on leases of less than 50 years unexpired)	Unexpired periods
Right-of-use assets (leases)	Unexpired periods
Office equipment	Between three and ten years
Other (railcars)	20 years

Interest, fees, commissions and dividends

Interest income and expense is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future payments or receipts to the gross carrying amount of the financial instrument. This method requires that, in addition to the contractual interest rate attached to a financial instrument, those fees and direct costs associated with originating the instrument are also recognised as interest income or expense over the life of the instrument. Further details are provided below.

•Banking loans: this represents interest income on banking loans. Interest is recognised on credit-impaired loans through unwinding the discount used in deriving the carrying value of the expected future cash flows.

•Fixed-income debt securities and other: this represents interest income on Treasury investments with the exception of those measured at fair value where the interest is recognised in “net gains from Treasury activities at fair value through profit or loss”. Where hedge accounting is applied to an underlying investment – typically using a swap to convert fixed-rate interest into floating – the net interest of the swap is included within this interest income line.

•Interest expense and similar charges: this represents interest expense on all borrowed funds. The majority of the Bank’s borrowings are undertaken through the issuance of bonds that are usually paired with a one-to-one swap to convert the proceeds into the currency and floating rate profile sought by the Bank. Hedge accounting is applied to such relationships and the net interest of the associated swap is included within interest expense.

•Net interest income/(expense) on derivatives: in addition to swaps where the interest is associated with specific investments or borrowings, the Bank also employs a range of derivatives to manage the risk deriving from interest rate mismatches between the asset and liability side of the balance sheet. The net interest associated with these derivatives is presented separately as it is not identifiable to individual assets or liabilities presented elsewhere within “net interest income”. This lack of specific “matching” also means that hedge accounting is not applied in respect of the risks hedged by these derivatives.

28 EBRD Financial Report 2024

Fees earned in respect of services provided over a period of time, including loan commitment fees, are recognised as income as the services are provided and the performance obligations met. Fees and commissions in respect of other services are recognised in the income statement, as the right to consideration or payment accrues through performance of services. Issuance fees and redemption premiums or discounts are amortised over the period to maturity of the related borrowings on an effective yield basis.

Dividends relating to share investments are recognised when the Bank’s right to receive payments has been established, and when it is probable that the economic benefits will flow to the Bank and the amount can be reliably measured.

Staff retirement schemes

The Bank has a defined contribution scheme and a defined benefit scheme to provide retirement benefits to its staff. The Bank keeps all contributions to the schemes, and all other assets and income held for the purposes of the schemes, separately from all of its other assets.

Under the defined contribution scheme, the Bank and staff contribute a set amount to provide a lump sum benefit, such contributions being charged to the income statement and transferred to the scheme’s independent custodians.

The defined benefit scheme is funded entirely by the Bank and benefits are based on years of service and a percentage of final gross base salary as defined in the scheme. The Bank’s contributions to the defined benefit scheme are determined by the Retirement Plan Committee, with advice from the Bank’s actuaries, and the contributions are transferred to the scheme’s independent custodians.

The defined benefit cost charged to the income statement represents the service cost, the net interest income/(cost) and any foreign exchange movements on the plan’s net asset or liability. Remeasurements due to actuarial assumptions, including the difference between expected and actual net interest, are recognised in “other comprehensive income”. The net defined benefit or liability recognised on the balance sheet is equal to the difference between the fair value of the plan assets and the liabilities of the defined benefit plan as determined using the projected unit credit method.

Taxation

In accordance with Article 53 of the Agreement, within the scope of its official activities, the Bank, its assets, property and income are exempt from all direct taxes. Taxes and duties levied on goods or services are likewise exempted or reimbursable except for those parts of taxes or duties that represent charges for public utility services.

Funds administered by the Bank

The Bank administers a number of funds on behalf of donors; these are described in detail in note 31 on page 92 and note 32 on page 93. With the exception of the EBRD Shareholder Special Fund, the Bank does not control these funds as it manages the funds as an agent, on behalf of and for the benefit of the donors, and does not have significant exposure to variability of returns through its administration of the funds. The funds are therefore not consolidated within the Bank’s financial statements.

Following a change to its rules on 31 December 2022 the EBRD Shareholder Special Fund (SSF) is now controlled by the Bank and is therefore consolidated within its financial statements. For further information on the consolidation of the SSF, please see note 2 on page 68.

C. Significant accounting estimates and critical judgements

Preparing financial statements in conformity with IFRS requires the Bank to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the income statement during the reporting period. Estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

These estimates are highly dependent on a number of variables that reflect the economic environment and financial markets of the economies in which the Bank invests, but which are not directly correlated to market risks such as interest rate and foreign exchange risk. The Bank’s significant accounting estimates are outlined below.

EBRD Financial Report 2024 29

Fair value of derivative financial instruments

The fair values of the Bank’s derivative financial instruments are determined by using discounted cash flow models and option pricing models. These cash flow models are based on underlying market prices for currencies, interest rates and option volatilities. Where market data are not available for all elements of a derivative’s valuation, extrapolation and interpolation of existing data has been used. Where significant unobservable inputs have been used, a sensitivity analysis has been included under “Fair value hierarchy” on page 64 within the “Risk management” section of the report.

Fair value of Banking loans

The fair values of the Bank’s loans carried at fair value are determined by using a combination of third-party valuations, whole firm valuations based on multiples and discounted cash flow models. These models incorporate relevant market data pertaining to interest rates, a borrower’s credit spreads, underlying equity prices and dividend cash flows. Where relevant market data are not available extrapolation and interpolation of existing data has been used. Where significant unobservable inputs have been used, a sensitivity analysis has been included under “Fair value hierarchy” on page 64 within the “Risk management” section of the report. While this population, as a result of its relatively small size, does not carry a significant risk of material changes in estimate over the next 12 months, it is nonetheless an area of greater estimation uncertainty.

Fair value of share investments

The Bank’s method for determining the fair value of share investments is described under “Financial assets” in the “Accounting policies” section of the report and an analysis of the share investment portfolio is provided in note 19 on page 82. In relation to the Bank’s share investments where the valuations are based on significant unobservable market inputs, additional sensitivity information has been included under “Fair value hierarchy” on page 64 in the “Risk management” section of the report.

Staff retirement defined benefit obligation

Independent actuaries calculate the defined benefit obligation at least every three years by using the projected unit credit method. For intermediate years, the defined benefit obligation is estimated using approximate actuarial roll-forward techniques that allow for additional benefit accrual, actual cash flows and changes in the underlying actuarial assumptions. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (relating to service accrued to the balance sheet date) using the yields available on high-quality corporate bonds. The determination of this rate is a significant assumption within this accounting estimate. The Bank utilises an industry-standard third-party classification system to determine the population of bonds used to make this estimate. The valuation of the pension obligation is a significant accounting estimate; the sensitivities in respect of this estimate are described in note 30 on page 90.

Impairment of loan investments

The Bank’s method for determining the level of impairment of loan investments is described within the “Accounting policies and judgements” section of the report on page 20 and further explained under “Credit risk” within the “Risk management” section of the report on page 35.

In accordance with IFRS 9, ECL represents the average credit losses weighted by the probabilities of default (PD), whereby credit losses are defined as the present value of all cash shortfalls. The ECL is calculated for both Stage 1 and Stage 2 loans by applying the provision rate to the projected exposure at default (EAD) and discounting the resulting provision using the loan’s effective interest rate (EIR). The provision rate is generated by multiplying the PD rate and the loss given default (LGD) rate applicable to the loan. The determination of PD, LGD and EAD are key assumptions in this estimate, and are explained in greater depth below.

In both 2024 and 2023, in addition to the modelled ECL for loans in Stage 1 and Stage 2, the Bank further included a post-model adjustment (PMA) increasing the provision for impairments of amortised cost loan investments based in Ukraine by €400 million (2023: €387 million) at year-end. The purpose of the adjustment was to cater for the uncertainties related to the war on Ukraine where the inputs for the ECL model are unable to appropriately reflect the impact and expectations of deterioration within affected portfolios. The PMA is scenario-based, centralising on the assumption of a prolonged war (2024: 55 per cent weighting, 2023: 70 per cent), with other scenarios covering escalation (2024: 30 per cent weighting, 2023: 20 per cent) and cessation of hostilities (2024: 15 per cent weighting, 2023: 10 per cent). In 2024 the weightings of the scenarios were adjusted based on the Bank’s most recent assessment of the situation in Ukraine. The loss assumptions in the different scenarios are an estimate with a high degree of expert judgement applied given the limited availability of reliable data. These assumptions are summarised as follows:

30 EBRD Financial Report 2024

•The prolonged war scenario applies assumptions of losses based on industry sector, with provision rates ranging from 29 to 100 per cent.

•The escalation scenario applies an assumption of 100 per cent losses on all assets based in Ukraine.

•The cessation of hostilities scenario assumes that all losses have been identified with no further deterioration expected.

Point-in-time PD rates

To calculate expected credit losses for both Stage 1 and Stage 2 assets, a default probability is mapped to each PD rating using historical default data. The Bank uses forward looking point-in-time (PIT) PD rates to calculate the ECL. The PIT PD rates are derived from through-the-cycle (TTC) PD rates adjusted for projected macroeconomic conditions.

TTC PD rates express the likelihood of a default based on long-term credit risk trend rates, and are constructed by using external benchmarks for investment grades and internal default experience for sub-investment grades. These are then adjusted based on analysis of the Bank’s historical default experience in relation to the macroeconomic environment prevailing at the time of default.

In 2024 the Bank updated its methodology for collecting default data and deriving PD ratings. The changes encompassed:

•Recording observations at the level of the counterparty as opposed to the operation level

•Refreshing the sectoral TTC PD matrices in line with the above change in observation methodology.

The impact of this change on the date of application in September 2024 was an increase in ECL of €10 million.

The cumulative TTC PD rates used in 2024 and 2023 are set out by internal rating grade below:

Financial institutions (FI)

2024 PD rating[28]	External rating equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.00%	0.01%	0.05%	0.09%	0.13%
2.0	AA	0.01%	0.02%	0.06%	0.10%	0.14%
3.0	A	0.02%	0.05%	0.09%	0.13%	0.18%
4.0	BBB	0.05%	0.14%	0.23%	0.38%	0.53%
5.0	BB	0.27%	0.55%	0.87%	1.31%	1.84%
6.0	B	0.41%	0.78%	1.21%	1.76%	2.49%
7.0	CCC	1.98%	3.42%	5.68%	8.59%	9.53%

Corporate sector

2024 PD rating	External rating equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.04%	0.18%	0.31%	0.44%
2.0	AA	0.03%	0.07%	0.21%	0.34%	0.49%
3.0	A	0.07%	0.18%	0.29%	0.46%	0.60%
4.0	BBB	0.18%	0.49%	0.79%	1.30%	1.81%
5.0	BB	0.92%	1.86%	2.97%	4.47%	6.27%
6.0	B	1.39%	2.64%	4.13%	6.00%	8.48%
7.0	CCC	6.72%	11.62%	19.32%	29.22%	32.43%

Sustainable infrastructure (SI)

2024 PD rating	External rating equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.03%	0.12%	0.21%	0.30%
2.0	AA	0.02%	0.05%	0.14%	0.23%	0.33%
3.0	A	0.05%	0.12%	0.20%	0.31%	0.41%
4.0	BBB	0.12%	0.33%	0.56%	0.88%	1.23%
5.0	BB	0.63%	1.26%	2.02%	3.04%	4.26%
6.0	B	0.95%	1.79%	2.81%	4.07%	5.76%
7.0	CCC	4.57%	7.89%	13.13%	19.85%	22.03%

28The Bank’s internal PD rating scale is explained in detail on page 38 in the “Risk management” section.

EBRD Financial Report 2024 31

Financial institutions

2023 PD rating	External rating equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.02%	0.09%	0.16%	0.23%
2.0	AA	0.02%	0.04%	0.11%	0.17%	0.26%
3.0	A	0.04%	0.09%	0.16%	0.24%	0.32%
4.0	BBB	0.09%	0.26%	0.42%	0.69%	0.96%
5.0	BB	0.26%	0.70%	1.27%	1.92%	2.60%
6.0	B	0.36%	0.88%	1.61%	2.37%	3.17%
7.0	CCC	4.63%	8.07%	11.38%	14.52%	16.74%

Corporate sector

2023 PD rating	External rating equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.04%	0.14%	0.25%	0.36%
2.0	AA	0.02%	0.06%	0.17%	0.28%	0.41%
3.0	A	0.06%	0.14%	0.25%	0.39%	0.52%
4.0	BBB	0.14%	0.41%	0.68%	1.11%	1.54%
5.0	BB	0.42%	1.12%	2.04%	3.09%	4.19%
6.0	B	0.58%	1.42%	2.58%	3.81%	5.09%
7.0	CCC	7.45%	12.99%	18.32%	23.37%	26.93%

Sustainable infrastructure

2023 PD rating	External rating equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.03%	0.12%	0.21%	0.30%
2.0	AA	0.02%	0.05%	0.14%	0.23%	0.34%
3.0	A	0.05%	0.12%	0.21%	0.32%	0.43%
4.0	BBB	0.12%	0.34%	0.56%	0.92%	1.28%
5.0	BB	0.35%	0.93%	1.69%	2.56%	3.47%
6.0	B	0.48%	1.18%	2.14%	3.16%	4.22%
7.0	CCC	6.18%	10.77%	15.18%	19.36%	22.32%

The Bank has applied forward-looking macroeconomic scenario information in the ECL calculation by breaking down TTC PD rates into PD rates applicable during periods of macroeconomic growth and recession, therefore considering two distinct forward-looking macroeconomic scenarios for each country. The probabilities of growth and recession are derived from GDP forecasts, sourced from the IMF, using the normal distribution of forecasted GDP with standard deviation equal to historical mean forecasting error for the country. The weighted average one-year probability of growth was 86 per cent at the end of 2024 (2023: 84 per cent).29 Given the regions in which the Bank operates, there is a relative scarcity of applicable historical macro-financial data. Of these, GDP growth has been assessed as having comfortably the most significant correlation with historic loss experience, and therefore GDP growth is the sole variable used in establishing PIT PD rates. Forward-looking country-specific probabilities of macroeconomic growth and recession using a three-year GDP horizon are a key driver of PIT PD rates, and therefore a key driver of the level of impairment recognised by the Bank.

Loss given default rates

A loss given default (LGD) rate is assigned to individual facilities indicating how much the Bank expects to lose on each facility if the borrower defaults. The rates for non-sovereign senior and subordinated loans are derived from the Bank’s default and recovery experience, and rates for covered bonds are in line with the guidance provided by the European Banking Authority.

In the case of a sovereign default, the Bank believes that its payment would be more likely to remain uninterrupted, benefiting from its preferred creditor status. These features are reflected in the LGD rate assigned to a sovereign exposure. Different categories of LGD rates are established based on the ability of the state to extend preferred creditor status (PCS), primarily through reviewing the ratio of preferred creditor debt to overall public debt and the overall institutional and governance effectiveness. Sub-sovereign recovery rates are adjusted in line with the recovery rates associated with the respective sovereigns.

29This metric is sensitive to changes in projected GDP, for which quantitative sensitivity disclosures are made on page 33.

32 EBRD Financial Report 2024

Aside from through a post-model adjustment, LGD rates assigned by the Bank do not vary significantly with economic conditions or scenarios, reflecting the relatively long recovery periods at the EBRD as well as the evidence from the Bank’s experience that there is no correlation between the level of recoveries made and macro-financial information. As a result, these LGD rates are deemed to adequately reflect all forward-looking information available at the reporting date.

LGD rates were assigned to facilities in 2024 and 2023 as described in the tables below:

2024 Seniority – sector	Non sovereign LGD	2024 Sovereign Country	Sovereign LGD	Sub-sovereign LGD
Equity	100%	EU country	5%	15%
Senior loan – FI	36%	Non-EU country	10%	20%
Senior loan – Corporate	37%	Limited PCS[30]	20%	30%
Senior loan – SI	28%
Subordinated loan	46%
Covered bonds	11.25%

2023 Seniority – sector	Non sovereign LGD	2023 Sovereign Country	Sovereign LGD	Sub-sovereign LGD
Equity	100%	EU country	5%	15%
Senior loan – FI	32%	Non-EU country	10%	20%
Senior loan – Corporate	38%	Limited PCS[31]	20%	30%
Senior loan – SI	22%
Subordinated loan	50%
Covered bonds	11.25%

Guarantors

Where the Bank’s loans are unconditionally guaranteed at origination, on either a full or a partial basis, the guarantee is accounted for as an integral part of the loan. In this circumstance, for the portion of the loan covered by the guarantee, where the PD and/or LGD rating of the guarantor is better than the PD and/or LGD rating of the borrower, the ECL is based on the better of the PD and LGD ratings of the borrower and the guarantor. Staging continues to be based solely on the borrower’s PD.32

Exposure at default

EAD estimates the outstanding balance at the point of default. EAD is modelled at an individual loan level, with all future expected contractual cash flows including disbursements, cancellations, prepayments and interest being considered. The Bank’s EAD combines actual and contractual cash flows and models future disbursements and repayments based on the Bank’s own experience.

Sensitivity analysis33

The sensitivity of portfolio provisions to the key variables used in determining the level of impairment is provided below.

30This category applies to countries where the Bank has determined that PCS has limited value because there are few private investors over whom the Bank could be preferred, or where the Bank has determined the effectiveness of governance to be weak.

31This category applies to countries where the Bank has determined that PCS has limited value because there are few private investors over whom the Bank could be preferred, or where the Bank has determined the effectiveness of governance to be weak.

32For further information on the assignment of PD ratings see page 38 in the “Risk management” section.

33For the purposes of this disclosure the €400 million post-model adjustment (2023: €387 million) has been deemed to be a constant, with the sensitivities applied at the level of the ECL model.

EBRD Financial Report 2024 33

Adjusted risk parameter	Recalculated provision 2024 € million	Change in provision 2024 € million	Change in provision 2024%	Recalculated provision 2023 € million	Change in provision 2023 € million	Change in provision 2023%
Unadjusted portfolio provision (Stages 1 and 2)	251	-	-	201	-	-
Staging[34]
All loans in Stage 1	143	(108)	(43)%	120	(81)	(40)%
All loans in Stage 2	615	364	145%	478	277	138%
PD ratings[35]
All loans upgraded 1 notch	190	(61)	(24)%	126	(75)	(37)%
All loans downgraded 1 notch	367	116	46%	374	173	86%
All loans upgraded 3 notches	96	(155)	(62)%	58	(143)	(71)%
All loans downgraded 3 notches	1,059	808	322%	936	736	367%
Projected GDP[36]
Projected GDP increased by 1%	236	(15)	(6)%	192	(9)	(4)%
Projected GDP decreased by 1%	270	19	8%	212	11	5%
Projected GDP increased by 5%	202	(49)	(20)%	173	(28)	(14)%
Projected GDP decreased by 5%	389	138	55%	275	74	37%
LGD
All loans decreased by 10%	162	(89)	(36)%	124	(77)	(38)%
All loans increased by 10%	350	99	39%	285	84	42%
EAD
All undrawn commitments cancelled	183	(68)	(27)%	160	(41)	(20)%
All undrawn commitments disbursed within one month	309	58	23%	258	57	28%

With respect to Stage 3 provisions, an increase or decrease of 10 percentage points on the current overall provision cover level would have an impact of ±€219 million (2023: €262 million).

With respect to the PMA due to the war on Ukraine, reasonable plausible alternative scenarios for the outcome were modelled. The weighting of the three scenarios envisioned is the most significant assumption in this estimate. Increased weighting towards a stressed scenario with an emphasis on significant deterioration in affected portfolios (an increase of 10 per cent for the escalation scenario with a corresponding reduction in the weighting given to the cessation of hostilities scenario) would have increased the PMA by €93 million (2023: €106 million) whilst a higher emphasis on a prolonged, but less severe outcome (an increase of 10 per cent for this scenario with a corresponding reduction in the weighting of the escalation scenario) would have decreased it by €70 million (2023: €81 million).

Stage 3 loans based in Ukraine

As a deviation from the Bank’s standard impairment approach for NPLs,37 for those Stage 3 loans based in Ukraine, in the absence of reasonable exit scenarios and where there is no clear evidence or information about the current or future state of the business, the Bank has applied a collective impairment approach. Fixed percentage ECLs have been applied depending on the sector of the business and the geographical location of, and known level of damage to, its assets. These fixed percentage ECLs are a significant assumption. The ECL rates applied using this methodology range from 44 per cent to 100 per cent. The methodology as well as the percentages are reviewed on a regular basis. Stage 3 Ukrainian loans held at amortised cost carried a provision of €345 million (2023: €443 million) at the end of the year. The year-on-year reduction in the provision on these loans was driven by higher than previously modelled repayments received in 2024. An increase or decrease of 10 percentage points in the ECL rates applied in the collective impairment approach on the current provision level would have an impact on the ECL of +€102 million and -€69 million respectively.

34The provision is sensitive to an adverse move in stage allocation. This sensitivity is driven by relatively long maturity of the underlying assets, as well as the fact that 88 per cent of performing assets are currently in Stage 1.

35Adjusting the PD ratings has a dual impact in that a changed PD rating results in a change in the PD rate applied in the ECL calculation, but can also lead to a change in the staging of a loan, given that a rating downgrade since inception can trigger inclusion of an asset in Stage 2. Both of these effects are captured here.

36The relatively low sensitivity to changes in GDP is due to high historical volatilities of GDP growth in the economies where the Bank invests, resulting in substantial uncertainty around GDP forecasts. This analysis of sensitivity excludes any stage transition effects that might occur in parallel to such changes in GDP forecasts.

37See page 38 in the “Risk management” section.

34 EBRD Financial Report 2024

Critical judgements

In the process of applying its accounting policies the Bank makes various judgements. The judgements that the Bank has made that have had a significant impact on its financial statements are disclosed alongside the related accounting policies above. Other than the judgements applied in making accounting estimates, which are described in the “Significant accounting estimates” section above, the Bank has deemed the following judgements in the application of accounting policies to be critical as they involve a judgement which could have a material impact on the financial statements:

•Impairment of financial assets held at amortised cost – stage assessment: The determination of what constitutes a significant increase in credit risk (described on page 25), and therefore transition from Stage 1 to Stage 2, is a critical judgement given the subjectivity involved in assessing whether an increase should be deemed “significant” and the potential impact this decision has on the measurement of the Bank’s expected credit losses. The Bank’s NPL definition (described in the “Non-performing loans” section on page 38), which governs transition to Stage 3, is also a critical judgement owing to its subjectivity.

•Financial assets at fair value through profit or loss: The decision to deem the Bank’s associate equity investments as venture capital investments under IAS 28, and therefore apply IFRS 9 accounting to these investments, is a critical judgement that materially affects the presentation of these investments in the Bank’s balance sheet and income statement. While none of the associate equity investments are individually material, in aggregate they are collectively material.

•Capital subscriptions: The decision to assess the present value of the puttable amount of paid-in shares by assessing the timing of the expected future cash flows has a potentially material impact on the split of these instruments between liability and equity classifications.

The basis for these critical judgements is explained in the relevant accounting policy disclosure above. There are no other critical judgements relating to accounting policies that have had a significant effect on the amounts recognised in the financial statements.

EBRD Financial Report 2024 35

Risk management

Financial risks

In carrying out its mission, the Bank is exposed to financial risks through both its Banking and Treasury activities. These are principally credit, market, liquidity and operational risks.

Risk governance

The Bank’s overall framework for identification and management of risks is underpinned by independent “second line of defence”38 control functions, including the Risk Management Department, Office of the Chief Compliance Officer, Environment and Sustainability Department, Finance Department, and other relevant units. The Vice President, Chief Risk Officer (CRO) is responsible for ensuring the independent risk management of the Bank’s activities, including its Banking and Treasury exposures, as well as adequate processes and governance structure for independent identification, measurement, monitoring and mitigation of risks incurred by the Bank. The challenging of the control functions, review of their status and assessment of their ability to perform duties independently falls within the remit of the Audit and Risk Committee of the Board.

Matters related to Bank-wide risk and associated policies and procedures are considered by the Risk Committee. The Risk Committee is chaired by the Vice President, CRO and is accountable to the President. It oversees all aspects of the Banking and Treasury portfolios across all sectors and countries, and provides advice on risk management policies, measures and controls. It also approves proposals for new products submitted by Banking or Treasury. The membership comprises senior managers across the Bank including representatives from Risk Management, Finance, Banking, Transformation and the Office of the General Counsel.

The Managing Director, Risk Management reports to the Vice President, CRO and leads the overall management of the department. Risk Management provides an independent assessment of risks associated with individual investments undertaken by the Bank, and performs an ongoing review of the portfolio to monitor credit, market and liquidity risks and to identify appropriate risk management actions. It also assesses and proposes ways to manage risks arising from correlations and concentrations within the portfolio, and ensures that adequate systems and controls are put in place for identification and management of operational risks across the Bank. It develops and maintains the risk management policies to facilitate Banking and Treasury operations and promotes risk awareness across the Bank.

In exercising its responsibilities, Risk Management is guided by its mission to:

•provide assurance to stakeholders that risk decision-making in the Bank is balanced and within agreed risk appetite, and that control processes are rigorously designed and applied

•support the Bank’s business strategy including the maximisation of transition impact through provision of efficient and effective delivery of risk management advice, challenge and decision-making.

Unaudited sections

Certain sections of the remainder of the “Risk management” section of this report are unaudited, forming part of the “Other information” which is not covered by the opinion of the independent auditor. These unaudited elements are in a different colour.

War on Ukraine

The war on Ukraine, and its geopolitical consequences, has impacted and will continue to materially affect the Bank across several critical dimensions. Notwithstanding these, the Bank expects to maintain adequate operational capacity and retain its strong capital and liquidity positions.

As a triple-A-rated institution, the Bank is extremely well capitalised. The capital base of €25.3 billion at 31 December 2024 is comprised solely of fully loss-absorbing paid-in capital and reserves (common equity tier 1). In terms of capital strength the Bank operates in excess of triple-A requirements as determined by credit ratings agencies and expects to remain strongly capitalised.

At 31 December 2024, the Bank held €35.6 billion of liquid assets with an average rating of between AA and AA- within its Treasury portfolio. While the Bank has excellent access to funding markets, and is expected to continue to do so, this liquidity cushion ensures continued business operations in the foreseeable future.

38With the Banking Vice Presidency being the first line of defence in identifying and managing risks related to Banking debt and equity operations and the Treasury department being the first line of defence in identifying and managing risks related to Treasury exposure.

36 EBRD Financial Report 2024

Nevertheless the Bank has exposure to adverse effects, as the war on Ukraine will critically affect the local economy, and the wider impact of resulting international tensions will affect other economies based in the region and international markets. In particular:

•After performing better than expected in 2023, the Ukrainian economy decelerated in 2024 as Russian attacks depleted energy and industrial capacity. Business and consumer sentiment remain weak partly on account of increased shelling at ports, risk of further attacks on energy infrastructure, labour shortages and rising business costs for both energy and labour. The war has therefore severely impacted the local economy, placing significant pressure on the cash flows of borrowers. At December 2024 the NPL ratio for Ukraine debt projects remained high at 46 per cent (2023: 51 per cent) and it is unlikely to improve, particularly if the war continues.

•Any material change in the level of financial and military support for Ukraine, is likely to affect the course of the war and potentially Ukraine’s ability to meet its financial obligations. Conversely, a durable ceasefire that does not enfeeble its economy, will likely lead to a recovery and improved creditworthiness.

Other risks in 2025

There are several additional risks that, if they were to crystallise, would have the potential to negatively affect the Bank’s ability to carry out its mandate and/or cause a material deterioration in its portfolio. These risks are key to understanding changes in the Bank’s risk profile and exposures and therefore are closely monitored by management.

•Further geopolitical tensions in regions where the EBRD operates could have spillover effects in those regions and other economies where the Bank invests.

•A rise in trade protectionism could have a significant impact on EBRD economies, particularly those more dependent on the German economy, which is expected to be impacted more adversely by higher tariffs owing to its trade openness.

•The inflation outlook is diverse and uncertain across emerging markets. The impact of potential tariffs may add to inflation in many countries while in others inflation is more likely to stem from labour shortages or rises in food and energy prices.

•In the event of higher US dollar bond yields and a strengthening US dollar there would be concerns for emerging market economies. Import dependent countries may see rising balance of payments pressures, made worse by capital outflows spurred by higher developed market yields. Economies in which the Bank invests that borrow predominantly in US dollars may face sharp rises in debt servicing costs.

•Relationships between key economies where the Bank operates and their main international partners could deteriorate. Such deterioration could lead to progressive fragmentation of the regional economy and reduced levels of trade, hence increasing the challenge of delivering on transition and the Bank’s mission overall.

All of the above risks are factored into the estimation of the Bank’s impairment through their impact on projected GDP levels which are used in the calculation of point-in-time (PIT) PDs.39

39For further information, see “Point-in-time PD rates” on page 30.

EBRD Financial Report 2024 37

A. Credit risk

Credit risk is the potential loss to a portfolio that could result from either the default of a counterparty or the deterioration of its creditworthiness. The Bank is also exposed to concentration risk, which arises from too high a proportion of the portfolio being exposed to a single obligor and/or exposure that has the potential to simultaneously deteriorate due to correlation to an event. Exposure to obligors in the same country or sector are examples, but such concentrations could also include clusters or subsets of country or sector portfolios.

The Bank is exposed to credit risk in both its Banking and Treasury activities, as Banking and Treasury counterparties could default on their contractual obligations, or the value of the Bank’s investments could become credit-impaired. The Bank’s maximum exposure to credit risk from financial instruments is approximated on the balance sheet, inclusive of the undrawn commitments related to loans and guarantees (see note 28 on page 89).

Details of collateral and other forms of risk reduction are provided within the respective sections on Banking and Treasury below.

Credit risk in the Banking portfolio: Management

Individual projects

The Board of Directors approves the principles underlying the credit process for the approval, management and review of Banking exposures. The Audit and Risk Committee periodically reviews these principles, and its review is submitted to the Board.

The Operations Committee reviews all Banking projects (both debt and equity transactions) prior to their submission for Board approval. The Committee is chaired by the First Vice President and Head of Client Services Group and its membership comprises senior managers of the Bank, including the Vice President, CRO and the Managing Director, Risk Management. A number of frameworks for smaller projects are considered by the Small Business Investment Committee or by senior management under a delegated authority framework supervised by the Operations Committee. The project approval process is designed to ensure compliance with the Bank’s criteria for sound banking, transition impact and additionality.40 It operates within the authority delegated by the Board, via the President, to approve projects within Board-approved framework operations. The Operations Committee is also responsible for approving significant changes to existing operations.

The Equity Committee acts as the governance committee for the equity portfolio and reports to the Operations Committee. Risk Management is represented in both the Equity Committee and the Small Business Investment Committee.

Risk Management conducts reviews of all exposures within the Banking portfolio. At each review, Risk Management assesses whether there has been any change in the risk profile of the exposure, recommends actions to mitigate risk and reconfirms or adjusts the risk rating. It also reviews the fair value of equity investments and loans held at fair value.

Portfolio-level review

Risk Management reports on the development of the portfolio on a quarterly basis to senior management and the Board. The report includes a summary of key factors affecting the portfolio and provides analysis and commentary on trends within the portfolio and various sub-portfolios. It also includes reporting on compliance with portfolio risk limits.

To identify emerging risk and enable appropriate risk-mitigating actions, Risk Management also conducts regular Bank-wide (top-down) and regional (bottom-up) stress testing exercises and comprehensive reviews of investment portfolios. The Bank recognises that any resulting risk mitigation is constrained by the limited geographical space within which the Bank operates.

In addition, specifically for loans based in Ukraine, on a quarterly basis the Bank’s post model adjustment and collective impairment is reviewed by Risk Management and approved by the Risk Committee.

40For further information on the concepts of transition impact and additionality, visit: www.ebrd.com/our-values.html.

38 EBRD Financial Report 2024

EBRD internal ratings

Probability of default ratings (PD ratings)

The Bank assigns internal risk ratings to all counterparties, including borrowers, investee companies, guarantors, put counterparties and sovereigns in the Banking and Treasury portfolios. Risk ratings reflect the financial strength of the counterparty as well as consideration of any implicit support, for example from a major shareholder. The sovereign rating takes into consideration the ratings assigned by external ratings agencies. For sovereign risk projects, the overall rating is the same as the sovereign rating. For non-sovereign operations, probability of default ratings are normally capped by the sovereign rating, except where the Bank has recourse to a guarantor from outside the country which may have a better rating than the local sovereign rating.

The table below shows the Bank’s internal probability of default rating scale from 1.0 (lowest risk) to 8.0 (non-performing) and how this corresponds to the external ratings of Standard & Poor’s (S&P). References to risk rating in this report relate to probability of default ratings unless otherwise specified.41

EBRD risk rating category	EBRD risk rating	External rating equivalent	Category name	Broader category
1	1.0	AAA	Excellent	Investment grade
2	1.7 2.0 2.3/2.5	AA+ AA AA-	Very strong
3	2.7 3.0 3.3	A+ A A-	Strong
4	3.7 4.0 4.3	BBB+ BBB BBB-	Good
5	4.7 5.0 5.3	BB+ BB BB-	Fair	Risk range 5
6	5.7 6.0 6.3	B+ B B-	Weak	Risk range 6
7	6.7 7.0 7.3	CCC+ CCC CCC-/CC/C	Special attention	Risk range 7
8	8.0	D	Non-performing	NPL/credit-impaired assets

Loss given default

The Bank assigns loss given default percentages on a scale of 5 to 100 determined by the seniority of the instrument in which the Bank invested. For more details on LGD rates see page 32 in the “Significant accounting estimates and critical judgements” section.

Non-performing loans (NPLs)

Definition of NPLs

An asset is designated as non-performing when a client is deemed to be in default and is moved to Stage 3. For the purpose of financial reporting, the Bank defines default as when either the borrower is past due on payment to any material creditor for 90 days or more, or when Risk Management considers that the counterparty is unlikely to pay its credit obligations in full without recourse by the Bank to actions such as realising security, if held. This assessment is made solely based on the client’s financial situation and before the impact of any guarantees.42

41The TTC probabilities of default associated with these risk ratings are summarised in the “Significant accounting estimates and critical judgements” section on page 28.

42For further details see page 25 in the “Accounting policies and judgements” section.

EBRD Financial Report 2024 39

Impairment methodology

A specific provision is raised on all NPLs (Stage 3 loans) accounted for at amortised cost. The provision represents the amount of anticipated loss, based on multiple probability-weighted scenarios, being the difference between the outstanding amount from the client and the expected recovery amount. The expected recovery amount is equal to the present value of the estimated future cash flows discounted at the loan’s original effective interest rate. For NPLs held at fair value through either profit and loss or other comprehensive income, the fair value of the loan equates to the expected recovery amount thus calculated.

As a deviation from this approach, for those NPLs based in Ukraine, in the absence of reasonable exit scenarios and where there is no clear evidence or information about the current or future state of the business, the Bank has applied a collective impairment approach. For further information on the collective impairment approach, please see page 34 in the “Significant accounting estimates and critical judgements” section.

Stage 1 and 2 provisions

In the performing amortised cost portfolio, provisions are held against expected credit losses. These amounts are based on the PD rates associated with the rating assigned to each counterparty and the sector of the exposure, the LGD parameters reflecting product seniority, the effective interest rate of the loan and the exposure at default.

Credit risk in the Banking portfolio: 2024

Total Banking loan exposure (operating assets including fair value adjustments but before provisions) increased during the year from €34.8 billion at 31 December 2023 to €37.4 billion at 31 December 2024. The total signed Banking loan portfolio and guarantees increased from €49.7 billion at 31 December 2023 to €55.5 billion at 31 December 2024.

The average credit profile of the debt portfolio improved in 2024 as the weighted average probability of default (WAPD) rating improved to 5.57 (2023: 5.69). Concentration of risk range 7 loans (those risk rated 6.7 to 7.3) decreased from 16.0 to 15.0 per cent and the absolute level now stands at €8.3 billion (2023: €8.0 billion).

NPLs43 decreased in 2024, amounting to €2.3 billion or 6.3 per cent of operating assets at year-end (2023: €2.7 billion or 7.9 per cent). Net write-offs amounted to €184 million in 2024 (2023: €70 million). Stage 3 provision cover decreased from 52 per cent in 2023 to 47 per cent in 2024.44

43NPLs include credit-impaired loans at amortised cost of €2.1 billion (2023: €2.4 billion), loans at fair value through profit or loss with an original cost of €106 million (2023: €99 million) and loans at fair value through other comprehensive income of €136 million (2023: €248 million).

44Stage 3 provision cover is the ratio of Stage 3 provisions to amortised cost loan operating assets. A reconciliation of the movement in Stage 3 provisions during the year is available in note 11 on page 77.

40 EBRD Financial Report 2024

Distressed restructured loans (DRLs)45 remained unchanged at €0.3 billion or 0.7 per cent of operating assets at year-end 2024 (2023: €0.3 billion or 1.0 per cent). €0.1 billion of new DRLs were modified in 2024 (2023: €0.1 billion), with no gains or losses recorded as a result of the modifications (2023: €nil). These were offset by declassification of previous DRLs of €0.1 billion.

Movement in NPLs[46]	2024 € million	2023 € million
Opening balance	2,736	2,538
Repayments	(836)	(464)
Write-offs (excluding recoveries)	(188)	(70)
New credit-impaired assets	387	300
Disbursements[47]	283	616
Assets no longer credit-impaired	(100)	(128)
Other movements	50	(56)
Closing balance	2,332	2,736

Loan investments at amortised cost

For the purpose of calculating impairment in accordance with IFRS 9, loans at amortised cost are grouped in three stages.48

•Stage 1: Loans are originated in Stage 1. In this stage impairment is calculated on a portfolio basis and equates to the expected credit loss from these assets over a 12-month horizon.

•Stage 2: Loans for which there has been a significant increase in credit risk since inception, but which are still performing loans, are grouped in Stage 2. In this stage impairment is calculated on a portfolio basis and equates to the full-life expected credit loss from these assets.

•Stage 3: Loans for which there is specific evidence of impairment are grouped in Stage 3. In this stage the lifetime expected credit loss is specifically calculated for each individual asset.

Set out below is an analysis of the Banking loan investments and the associated impairment provisions for each of the Bank’s internal risk rating categories:

At 31 December 2024	Amortised cost carrying value					Impairment			Total net of impairment
Risk rating category	Stage 1 € million	Stage 2 € million	Credit-impaired Stage 3 € million	Total € million	Total %	Stage 1 € million	Stage 2 € million	Credit-impaired Stage 3 € million	Total net of impairment € million	Impairment provisions coverage %
2: Very strong	20	-	-	20	0.1	-	-	-	20	-
3: Strong	1,303	278	-	1,581	4.4	-	-	-	1,581	-
4: Good	5,081	415	-	5,496	15.4	(4)	(1)	-	5,491	0.1
5: Fair	11,310	840	-	12,150	34.1	(19)	(38)	-	12,093	0.5
6: Weak	10,470	371	-	10,841	30.4	(37)	(11)	-	10,793	0.4
7: Special attention	1,510	1,939	-	3,449	9.7	(89)	(432)	-	2,928	15.1
8: Non-performing[49]	-	-	2,090	2,090	5.9	-	-	(969)	1,121	46.4
	29,694	3,843	2,090	35,627	100.0	(149)	(482)	(969)	34,027

45Defined as a loan in which any of the key terms and conditions have been amended due to the financial stress of the borrower, and which, without such amendment(s), would have been likely to become credit impaired. If after three years there have been no further changes and the loan continues to be performing, it is no longer considered a DRL. All DRLs held at amortised cost are in Stage 2 initially for ECL purposes.

46Includes loans measured at fair value that have no associated specific provisions.

47The circumstances under which the Bank will disburse to a non-performing client are discussed on page 41.

48For further information about stage assessment see page 25 in the “Accounting policies and judgements” section.

49This ratio of amortised cost credit-impaired loans is based on the balance sheet carrying value rather than operating assets. Total NPLs including fair value loans were 6.3 per cent of operating assets
(2023: 7.9 per cent).

EBRD Financial Report 2024 41

At 31 December 2023	Amortised cost carrying value					Impairment			Total net of impairment
Risk rating category	Stage 1 € million	Stage 2 € million	Credit-impaired Stage 3 € million	Total € million	Total %	Stage 1 € million	Stage 2 € million	Credit-impaired Stage 3 € million	Total net of impairment € million	Impairment provisions coverage %
2: Very strong	3	-	-	3	0.0	-	-	-	3	-
3: Strong	964	78	-	1,042	3.2	-	-	-	1,042	-
4: Good	3,924	623	-	4,547	13.8	(3)	(2)	-	4,542	0.1
5: Fair	8,308	1,257	-	9,565	29.0	(9)	(34)	-	9,522	0.4
6: Weak	10,539	827	-	11,366	34.5	(34)	(9)	-	11,323	0.4
7: Special attention	1,887	2,149	-	4,036	12.2	(34)	(452)	-	3,550	12.0
8: Non-performing	-	-	2,389	2,389	7.3	-	-	(1,254)	1,135	52.5
	25,625	4,934	2,389	32,948	100.0	(80)	(497)	(1,254)	31,117

At the end of 2024, €115 million of loans were past due but not credit-impaired (2023: €106 million). Of these €9 million were past due for 30 days or less (2023: nil) and €106 million were past due for more than 30 days but fewer than 90 days (2023: €106 million).

At 31 December 2024 the Bank had security arrangements in place for €8.5 billion of its loan operating assets (2023: €8.0 billion). Although this security is generally illiquid and its value is closely correlated to the performance of the relevant loan operating assets, it does provide the Bank with rights and negotiating leverage that help mitigate the overall credit risk. As part of the Bank’s financial collateral-backed senior lending operations, collateral of €179 million was held at the end of 2024 (2023: €120 million). The Bank also benefited from guarantees and risk-sharing facilities extended by non-consolidated Special Funds and Cooperation Funds (see note 31 on “Related parties” on page 92) which provided credit enhancement of approximately €812 million at the year-end (2023: €468 million) including support for the Bank’s engagement in Ukraine.

Loans at fair value through other comprehensive income

Set out below is an analysis of the Bank’s loans held at fair value through other comprehensive income for each of the Bank’s relevant internal risk rating categories.

	Fair value 2024				Fair value 2023
Risk rating category	Stage 1 € million	Stage 2 € million	Stage 3 € million	Total € million	Stage 1 € million	Stage 2 € million	Stage 3 € million	Total € million
3: Strong	123	-	-	123	203	-	-	203
4: Good	286	-	-	286	202	-	-	202
5: Fair	141	1	-	142	329	2	-	331
6: Weak	45	-	-	45	77	-	-	77
7: Special attention	-	92	-	92	-	67	-	67
8: Non-performing	-	-	102	102	-	-	144	144
At 31 December	595	93	102	790	811	69	144	1,024

Loans at fair value through profit or loss

Set out below is an analysis of the Bank’s loans held at fair value through profit or loss for each of the Bank’s relevant internal risk rating categories.

Risk rating category	Fair value 2024 € million	Fair value 2023 € million
4: Good	59	56
5: Fair	223	217
6: Weak	371	398
7: Special attention	251	131
8: Non-performing	41	41
At 31 December	945	843

42 EBRD Financial Report 2024

Undrawn loan commitments and guarantees

Set out below is an analysis of the Bank’s undrawn loan commitments and guarantees for each of the Bank’s relevant internal risk rating categories.

	Undrawn commitments 2024					Guarantees 2024
Risk rating category	Stage 1 € million	Stage 2 € million	Stage 3[50] € million	Fair value[51] € million	Total € million	Stage 1 € million	Stage 2 € million	Stage 3 € million	Total € million
2: Very strong	2	-	-	-	2	-	-	-	-
3: Strong	107	3	-	-	110	-	-	-	-
4: Good	1,109	104	-	-	1,213	156	-	-	156
5: Fair	4,840	9	-	-	4,849	1,540	-	-	1,540
6: Weak	4,688	34	-	53	4,775	892	1	-	893
7: Special attention	857	2,115	77	15	3,064	688	681	-	1,369
8: Non-performing	-	-	144	-	144	-	-	14	14
At 31 December	11,603	2,265	221	68	14,157	3,276	682	14	3,972

	Undrawn commitments 2023					Guarantees 2023
Risk rating category	Stage 1 € million	Stage 2 € million	Stage 3 € million	Fair value € million	Total € million	Stage 1 € million	Stage 2 € million	Stage 3 € million	Total € million
2: Very strong	19	-	-	-	19	-	-	-	-
3: Strong	95	-	-	-	95	-	-	-	-
4: Good	808	153	-	-	961	51	-	-	51
5: Fair	3,380	96	-	-	3,476	575	-	-	575
6: Weak	4,834	69	-	3	4,906	1,248	-	-	1,248
7: Special attention	740	1,473	194	73	2,480	568	358	-	926
8: Non-performing	-	-	160	-	160	-	-	15	15
At 31 December	9,876	1,791	354	76	12,097	2,442	358	15	2,815

The Bank would typically have conditions precedent that would need to be satisfied before further disbursements on its debt transactions. In addition, for projects where the borrower is risk rated 8 and hence the project is in stage 3, it is unlikely that commitments would be drawn down without additional assurances that credit quality would improve or without additional risk mitigants such as a third-party guarantee.

Credit risk in the Banking portfolio: Concentration

Concentration by country

The following table breaks down the main Banking credit risk exposures into their carrying amounts by country. The EBRD is generally well diversified by country. The largest concentrations are in Türkiye, Poland, Egypt and Ukraine, which account for 14.4, 9.5, 8.6 and 7.2 per cent of loans drawn down respectively (as shown below) and 13.0, 7.9, 8.8 and 10.4 per cent of the Bank’s total loans and guarantees, including undrawn, respectively. However, by the nature of the regional focus of the EBRD’s business model, some groups of countries in which the Bank operates are highly correlated.

Country	Loans 2024 € million	Undrawn loan commitments and guarantees 2024 € million	Total 2024 € million	Loans 2023 € million	Undrawn loan commitments and guarantees 2023 € million	Total 2023 € million
Albania	542	579	1,121	555	463	1,018
Armenia	222	359	581	226	75	301
Azerbaijan	784	297	1,081	710	219	929
Belarus	214	-	214	240	-	240
Bosnia and Herzegovina	799	524	1,323	764	504	1,268
Bulgaria	423	295	718	494	155	649
Croatia	858	271	1,129	824	155	979
Cyprus	66	13	79	70	13	83
Czechia	502	25	527	296	10	306

50This table presents the overall risk rating of undrawn commitments inclusive of guarantees. As staging is assessed based solely on the borrower’s risk, there may be Stage 3 commitments with a risk rating other than 8 in this table. See page 25 for a more detailed explanation of stage assessment.

51Undrawn commitments for loans that will be classified at fair value through profit and loss and are therefore not relevant for IFRS impairment staging.

EBRD Financial Report 2024 43

Country	Loans 2024 € million	Undrawn loan commitments and guarantees 2024 € million	Total 2024 € million	Loans 2023 € million	Undrawn loan commitments and guarantees 2023 € million	Total 2023 € million
Egypt	3,213	1,647	4,860	2,739	1,744	4,483
Estonia	247	109	356	166	-	166
Georgia	1,032	399	1,431	828	223	1,051
Greece	1,513	234	1,747	1,649	225	1,874
Hungary	520	3	523	554	-	554
Jordan	702	275	977	706	199	905
Kazakhstan	1,907	925	2,832	1,813	803	2,616
Kosovo	191	208	399	193	175	368
Kyrgyz Republic	86	168	254	81	148	229
Latvia	258	1	259	256	-	256
Lebanon	43	8	51	119	8	127
Lithuania	412	77	489	399	29	428
Moldova	617	518	1,135	514	655	1,169
Mongolia	806	295	1,101	699	184	883
Montenegro	180	230	410	199	164	363
Morocco	1,746	280	2,026	1,529	310	1,839
North Macedonia	540	687	1,227	504	700	1,204
Poland	3,537	837	4,374	3,265	619	3,884
Romania	2,211	490	2,701	2,047	472	2,519
Russia	-	-	-	87	-	87
Serbia	2,072	941	3,013	2,001	765	2,766
Slovak Republic	611	4	615	592	6	598
Slovenia	270	34	304	344	59	403
Tajikistan	366	154	520	316	155	471
Tunisia	490	615	1,105	410	677	1,087
Türkiye	5,382	1,829	7,211	5,298	1,464	6,762
Turkmenistan	8	5	13	15	1	16
Ukraine	2,695	3,068	5,763	2,428	2,125	4,553
Uzbekistan	1,297	1,725	3,022	885	1,408	2,293
At 31 December	37,362	18,129	55,491	34,815	14,912	49,727

Concentration by industry sector

The following table breaks down the main Banking credit exposures into their carrying amounts by the industry sector of the project. The portfolio is generally well diversified with only depository credit (banks), power and energy, as well as transport, constituting notable sector concentrations.

	Loans 2024 € million	Undrawn loan commitments and guarantees 2024 € million	Total 2024 € million	Loans 2023 € million	Undrawn loan commitments and guarantees 2023 € million	Total 2023 € million
Depository credit (banks)	8,866	3,536	12,402	8,593	2,705	11,298
Energy	8,081	3,727	11,808	7,472	2,800	10,272
Food and agribusiness	2,535	685	3,220	2,233	603	2,836
Insurance, pensions, mutual funds	29	-	29	19	4	23
Leasing finance	511	146	657	574	91	665
Manufacturing and services	3,826	369	4,195	3,318	353	3,671
Municipal and environmental infrastructure	3,559	4,498	8,057	3,241	3,978	7,219
Natural resources	1,616	368	1,984	1,621	655	2,276
Non-depository credit (non-bank)	455	125	580	536	146	682
Real estate	1,371	289	1,660	1,097	210	1,307
Telecommunications, media and technology	1,043	273	1,316	879	137	1,016
Transport	5,470	4,113	9,583	5,232	3,230	8,462
Non-sovereign	28,701	9,454	38,155	26,683	7,147	33,830
Sovereign	8,661	8,675	17,336	8,132	7,765	15,897
At 31 December	37,362	18,129	55,491	34,815	14,912	49,727

44 EBRD Financial Report 2024

Concentration by counterparty

The Bank has maximum nominal as well as risk-based non-sovereign Banking counterparty exposure limits. Maximum exposure (after risk transfers) to a single non-sovereign economic group was €834 million at end-2024 (2023: €725 million). Maximum exposure (after risk transfers) to a sovereign entity was €1,153 million at end-2024 (2023: €922 million).

Credit risk in Treasury: Management

Key risk parameters for funding, cash management, asset and liability management and liquidity risk appetite are approved by the Board of Directors and articulated in the Treasury Authority and Liquidity Policy (TALP). The TALP is the document by which the Board of Directors delegates authority to the Vice President, Chief Financial Officer (CFO) to manage and the Vice President, CRO to identify, measure, monitor and mitigate the Bank’s Treasury exposures. The TALP covers all aspects of Treasury activities where financial risks arise and also Risk Management’s identification, measurement, management and mitigation of those risks. In addition, Treasury Authority and Liquidity Procedures are approved by the Vice President, CRO to regulate operational aspects of Treasury risk-taking and the related risk management processes.

Eligible Treasury counterparties and investments are normally internally rated between 1.0 and 4.0 (approximately equivalent to S&P AAA to BBB ratings), with the exception of counterparties approved for local currency activities in the economies where the Bank invests. These activities support the Bank’s initiatives to provide local currency financing to Banking clients and to develop local capital markets. In cases where the creditworthiness of an issuer or counterparty deteriorates to levels below the eligibility standard for existing exposures, Risk Management and Treasury recommend actions for the approval of the Vice President, CRO and the Vice President, CFO.

The Treasury Authority and Liquidity Procedures state the minimum internal credit rating and maximum tenor by type of eligible counterparty, and set the maximum credit limit per rating. The actual credit limit and/or tenor approved for individual counterparties by Risk Management may be smaller or shorter than the ceilings defined by the TALP based on the likely direction of creditworthiness over the medium term, or on sector considerations. The limits apply across the range of eligible Treasury products for approved counterparties with exposures measured on a risk-adjusted basis. All individual counterparty and investment credit lines are monitored and reviewed by Risk Management at least annually.

The Bank’s exposure measurement methodology for Treasury credit risk uses a Monte Carlo simulation technique that produces, to a high degree of confidence, maximum exposure amounts at future points in time for each counterparty. This includes all transaction types and is measured out to the maturity of the longest dated transaction with each respective counterparty. These potential future exposures (PFE) are calculated and controlled against approved credit limits daily, with exceptions escalated to the relevant authority level for approval. Further, the overall credit risk incurred by the Bank in its Treasury transactions is subject to a default value-at-risk (DVaR)52 limit of 10 per cent of the Bank’s available capital.53 Alongside the DVaR measure for treasury credit risk, combined treasury credit and market risk is limited through economic capital which must not at any time exceed 15 per cent of available capital. Economic capital is calculated as the sum of the credit risk DVaR model and market risk value-at-risk model.54

Risk mitigation techniques (such as collateral) and risk transfer instruments reduce calculated credit exposure. For example, ISDA Credit Support Annexes (CSAs) underpinning over-the-counter (OTC) derivatives activity reduce PFE/DVaR in line with collateral posting expectations.

52Calculated at a 99.99 per cent confidence level and over a one-year horizon.

53Available capital is total members’ equity less amounts allocated to the SEMED cooperation funds. See page 88 in note 27 for further information.

54Both calibrated to a 99.99 per cent confidence level and over a one-year horizon.

EBRD Financial Report 2024 45

Credit risk in Treasury: Treasury liquid assets

The carrying value of Treasury’s liquid assets stood at €35.6 billion at 31 December 2024 (2023: €28.1 billion) of which €27.7 billion were current assets maturing within the next 12 months (2023: €20.9 billion).55

The internal ratings of Treasury’s counterparties and sovereign exposures are reviewed at least annually and adjusted as appropriate. Overall, the WAPD rating, weighted by the carrying value of Treasury’s liquid assets, remained largely stable at 2.39 as at 31 December 2024 (2023: 2.43).

Placements with and advances to credit institutions

Set out below is an analysis of the Bank’s placements with and advances to credit institutions for each of the Bank’s relevant internal risk rating categories.

Risk rating category	2024 € million	2023 € million
1. Excellent	-	108
2. Very strong	9,849	5,984
3. Strong	14,571	12,227
4. Good	-	6
5. Fair	317	140
6. Weak	56	264
At 31 December	24,793	18,729

At 31 December 2024 there were no placements with and advances to credit institutions that were past due or credit-impaired (2023: €nil), all were in Stage 1 for ECL purposes and there was no material ECL.

55Treasury liquid assets consist of placements with and advances to credit institutions and debt securities.

46 EBRD Financial Report 2024

Debt securities at fair value through profit or loss

Set out below is an analysis of the Bank’s debt securities at fair value through profit or loss for each of the Bank’s relevant internal risk rating categories.

Risk rating category	2024 € million	2023 € million
1. Very strong	375	233
2. Strong	145	84
3. Good	483	208
4. Fair	284	286
5. Weak	70	151
At 31 December	1,357	962

There were no debt securities at fair value past due in 2024 (2023: €nil).

Debt securities at amortised cost

Set out below is an analysis of the Bank’s debt securities at amortised cost for each of the Bank’s relevant internal risk rating categories.

Risk rating category	2024 € million	2023 € million
1. Excellent	4,446	3,496
2. Very strong	4,881	4,710
3. Strong	153	186
At 31 December	9,480	8,392

There were no debt securities at amortised cost past due in 2024 (2023: €nil), all were in Stage 1 for ECL purposes and there were no material ECLs.

Treasury credit risk exposure

In addition to Treasury’s liquid assets there are other products such as OTC swaps and forward contracts that are included within Treasury’s overall portfolio. PFE calculations show the future exposure throughout the life of a transaction. This is particularly important for Treasury’s securities financing transactions and OTC hedging derivatives. Calculation of PFE takes into account reduction in counterparty exposures through standard risk mitigations such as collateral, which enables Risk Management to see a comprehensive exposure profile for all Treasury products (including liquid assets) against a specific counterparty limit on a daily basis. Whereas PFE measures the exposure at default, DVaR calculations are based on a simulation of counterparty defaults. DVaR measures the maximum aggregated loss, to a high degree of confidence (99.99 per cent), that Treasury could incur over a one-year horizon due to defaults.

Treasury PFE stood at €32.2 billion at 31 December 2024 (2023: €24.7 billion), whereas the DVaR was €1.4 billion at 31 December 2024 (2023: €1.0 billion).

A very low proportion of Treasury exposures was below investment grade quality,56 amounting to around 2.1 per cent at 31 December 2024 (2023: 2.6 per cent). This comprised a small pool of local currency assets held with counterparties from the economies in which the Bank operates.

56BB+/Ba1/BB+ level or worse.

EBRD Financial Report 2024 47

Before provisioning, the value of credit-impaired assets in the Treasury portfolio was €nil at 31 December 2024 (2023: €nil).

Derivatives

The Bank makes use of derivatives for different purposes within both its Banking portfolio and its Treasury activities. Within the Banking equity portfolio, option contracts are privately negotiated with third parties to provide potential exit routes for the Bank on many of its unlisted share investments. Banking also enters into a small number of currency swaps with loan clients to assist them in the management of their market risks, which are fully hedged. Within Treasury, the use of exchange-traded and OTC derivatives is primarily focused on hedging interest rate and foreign exchange risks arising from Bank-wide activities. Market views expressed through derivatives are also undertaken as part of Treasury’s activities (within the tight market risk limits described on page 52), while the transactions through which the Bank funds itself in the capital markets are typically swapped into floating-rate debt with derivatives.

The risks arising from derivative instruments are combined with those deriving from all other instruments dependent on the same underlying risk factors and are subject to overall market and credit risk limits, as well as to stress tests.

The table below shows the fair value of the Bank’s derivative financial assets and liabilities at 31 December 2024 and 31 December 2023.

	Assets 2024 € million	Liabilities 2024 € million	Total 2024 € million	Assets 2023 € million	Liabilities 2023 € million	Total 2023 € million
Portfolio derivatives not designated as hedges
OTC foreign currency products
Currency swaps	835	(127)	708	824	(356)	468
Spot and forward currency transactions	530	(28)	502	45	(194)	(149)
	1,365	(155)	1,210	869	(550)	319
OTC interest rate products
Interest rate swaps	1,108	(824)	284	1,111	(714)	397
Caps/floors	-	(10)	(10)	1	(4)	(3)
Banking derivatives
Fair value of equity derivatives held in relation to the Banking portfolio	139	(56)	83	237	(34)	203
Total portfolio derivatives not designated as hedges and Banking derivatives	2,612	(1,045)	1,567	2,218	(1,302)	916

48 EBRD Financial Report 2024

	Assets 2024 € million	Liabilities 2024 € million	Total 2024 € million	Assets 2023 € million	Liabilities 2023 € million	Total 2023 € million

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	633	(1,141)	(508)	1,059	(1,567)	(508)
Cross-currency interest rate swaps	953	(1,731)	(778)	971	(1,845)	(874)
Embedded derivatives[57]	1,147	(165)	982	955	(192)	763
	2,733	(3,037)	(304)	2,985	(3,604)	(619)
Derivatives designated as cash flow hedges
Forward currency transactions	-	-	-	-	(1)	(1)
Interest rate swaps	364	(2)	362	358	(32)	326
Total derivatives held for hedging	3,097	(3,039)	58	3,343	(3,637)	(294)
Total derivatives at 31 December	5,709	(4,084)	1,625	5,561	(4,939)	622

Set out below is an analysis of the Bank’s derivative financial assets for each of the Bank’s internal risk rating categories.

Risk rating category	2024 € million	2023 € million
1. Excellent	1,147	955
2. Very strong	554	475
3. Strong	3,800	3,593
4. Good	51	291
5. Fair	56	202
6. Weak	84	35
7. Special attention	17	10
At 31 December	5,709	5,561

There were no derivative financial assets past due in 2024 (2023: €nil).

Included in the fair value of derivatives is a net valuation increase of €44 million attributable to the counterparty portfolio-level adjustments for credit and funding cost factors that could reasonably influence the price of the derivatives in an arm’s length market transaction (2023: €37 million increase).

Also included in the valuation of derivatives is an overall negative value to the Bank of €19 million attributable to “cheapest-to-deliver” (CTD) adjustments (2023: €31 million) reflecting the value of terms and conditions relating to the posting of collateral in the Bank’s CSA agreements.

In order to manage credit risk in OTC derivative transactions,58 the Bank’s policy is to approve each counterparty individually in advance and to review its creditworthiness and eligibility regularly. Derivative limits are included in overall counterparty credit limits. OTC derivative transactions are normally carried out only with the most creditworthy counterparties, rated at the internal equivalent of BBB and above. Furthermore, the Bank pays attention to mitigating the credit risk of OTC derivatives through the negotiation of appropriate legal documentation with counterparties. OTC derivative transactions are documented under an ISDA Master Agreement with an accompanying CSA. These provide for the posting of collateral by the counterparty once the Bank’s exposure exceeds a given threshold, which is usually a function of the counterparty’s external credit rating.

The Bank has also expanded the scope for applying risk mitigation techniques by documenting the widest possible range of instruments transacted with a given counterparty under a single Master Agreement and CSA, notably foreign exchange transactions. Similarly, the Bank emphasises risk mitigation for repurchase and reverse repurchase agreements and related transaction types through Master Agreement documentation.

Collateral59

The Bank mitigates counterparty credit risk by holding collateral against exposures to derivative counterparties.

57Where a financial liability held at amortised cost contains an embedded derivative which is of a different economic character to the host instrument, that embedded derivative is bifurcated and measured at fair value through the income statement. All such derivatives bifurcated by the Bank are embedded in “debts evidenced by certificates”. These embedded derivatives are options held either by the Bank or the holder of the debt to terminate the instrument prior to its contractual maturity.

58This does not include negotiated options associated with share investments.

59For details of collateral held against Banking loan exposures, please see the “Loan investments at amortised cost” section on page 40.

EBRD Financial Report 2024 49

Counterparty exposure, for the purposes of collateralising credit risk, is only concerned with counterparties with whom the Bank has an overall net positive exposure. At 31 December 2024 this exposure stood at €1,324 million (2023: €725 million). Against this, the Bank held collateral of €1,287 million (2023: €695 million), reducing its net credit exposure to €37 million (2023: €30 million). Cash collateral is recognised on the balance sheet within “Placements with and advances to credit institutions”, with an offsetting liability to the counterparty recognised within “Borrowings”. Securities pledged as collateral are not recognised on the balance sheet.

Where the Bank borrows or purchases securities subject to a commitment to resell them (a reverse repurchase agreement) but does not acquire the risk and rewards of ownership, the transactions are treated as collateralised loans. The securities are not included in the balance sheet and are held as collateral. In some cases over time the fair value of these securities may exceed the agreed resale price. In these cases the Bank may be required to pledge cash back to the counterparty to offset this mismatch.

The table below illustrates the fair value of collateral held that is permitted to be sold or repledged in the absence of default. Sold or repledged collateral includes collateral on-lent through bond lending activities. In all cases the Bank has an obligation to return equivalent securities.

Collateral held as security	Held collateral 2024 € million	Sold or repledged 2024 € million	Pledged collateral 2024 € million	Held collateral 2023 € million	Sold or repledged 2023 € million	Pledged collateral 2023 € million
Derivative financial instruments
High-grade government securities	443	-	-	236	-	-
Cash	844	844	-	459	459	-
	1,287	844	-	695	459	-
Reverse sale and repurchase transactions
Securities	5,043	-	-	4,660	1	-
Cash	5	5	(1)	-	-	(9)
	5,048	5	(1)	4,660	1	(9)
At 31 December	6,335	849	(1)	5,355	460	(9)

The Bank’s derivative exposures are managed on a net basis for the purpose of collateral management. That is to say that a derivative counterparty’s obligation to post collateral to the Bank is determined based on the net position held with them in aggregate. Separately to this, a small proportion of the Bank’s derivative exposures are also subject to “Master Agreement netting arrangements”, which is where there is an enforceable right to receive or pay a single net amount to settle the contractual cash flows (as opposed to collateral payments) arising from derivatives covered by such arrangements. The Bank presents all derivative exposures on a gross basis on the balance sheet, including immaterial exposures subject to such arrangements. At 31 December 2024 the Bank had €3 million of assets and €1 million of liabilities that were subject to “Master Agreement netting arrangements”, against which €2 million of collateral was held (2023: €17 million of assets, €nil of liabilities, €9 million of collateral).

50 EBRD Financial Report 2024

Credit risk in Treasury: Concentration

Concentration by country

At the end of 2024 and 2023, Treasury credit risk exposure was spread across the following countries:

## Concentration of Treasury peak exposure by country/region

31 December 2024

31 December 2023

USA
15.1%
Canada
13.5%
Australia
9.3%
United Kingdom
8.8%
Japan
7.7%
France
7.3%
Switzerland
6.8%
Sweden
5.1%
Singapore
3.9%
Germany
3.6%
27 other countries with exposure < 3%
19.1%
USA
19.7%
Canada
14.2%
Japan
9.9%
Australia
9.8%
France
8.4%
United Kingdom
6.0%
Switzerland
5.6%
Sweden
5.1%
China
4.2%
27 other countries with exposure < 3%
17.2%

EBRD Financial Report 2024 51

Concentration by counterparty type

The Bank continues to be largely exposed to banks in the Treasury portfolio which accounted for 70.9 per cent of the portfolio peak exposure (2023: 67.6 per cent). Direct sovereign exposure60 (sovereigns, supranationals and agencies (SSA)) increased to 2.5 per cent (2023: 1.7 per cent), while exposure to counterparties in the economies in which the Bank invests (CoO counterparties) increased to 3.6 per cent (2023: 3.5 per cent) on a PFE basis.

B. Market risk

Market risk is the potential loss that could result from adverse market movements. The primary drivers of market risk are: (i) interest rate risk; (ii) foreign exchange risk; (iii) equity risk; and (iv) commodity price risk.

Market risk in the Banking portfolio

The Bank’s policy is that the Banking loan portfolio is match-funded by Treasury in terms of currency, so for loan facilities extended in currencies other than the euro the foreign exchange risk is hedged by Treasury. Likewise, interest rate risk to which the Banking loan portfolio would normally be exposed is managed through the Treasury portfolio. As such it is intended that there is minimal residual foreign exchange or interest rate risk present in the Banking loan portfolio.

The main exposure to market risk in the Banking portfolio arises from the exposure of share investments to foreign exchange and equity price risk, neither of which is captured in the expected shortfall figures discussed under “Market risk in the Treasury portfolio”. Additional sensitivity information for the Bank’s share investments has been included under “Fair value hierarchy” on page 64 of this report.

The Bank takes a long-term view of its equity investments, and therefore accepts the short-term volatilities in value arising from exchange rate risk and equity price risk.

60Indirect exposure is not included – that is, where the Bank holds government securities as collateral.

52 EBRD Financial Report 2024

Foreign exchange risk

The Bank is subject to foreign exchange risks as it invests in equities with foreign exchange exposures to currencies other than the euro. Accordingly, the value of the equity investments may be affected favourably or unfavourably by fluctuations in currency rates. The table below indicates the currencies to which the Bank had significant exposure through its equity investments at 31 December 2024.61 The sensitivity analysis summarises the total effect of a reasonably possible movement of the currency rate62 against the euro on equity fair value and on profit or loss with all other variables held constant.

Share investments at fair value through profit or loss

	5-year rolling average movement in exchange rate %	Fair value € million	Impact on net profit € million
Euro	-	1,465	-
Polish zloty	3.9	1,129	44
Turkish lira	44.1	966	426
Romanian leu	1.3	633	8
Kazakh tenge	7.5	325	24
Egyptian pound	31.8	248	79
Bulgarian lev	0.1	182	-
Hungarian forint	7.0	156	11
Other non-euro	16.3	1,435	234
At 31 December 2024		6,539	826

	5-year rolling average movement in exchange rate %	Fair value € million	Impact on net profit € million
Euro	-	1,277	-
Polish zloty	3.6	922	33
Turkish lira	41.7	874	365
Romanian leu	1.3	618	8
Kazakh tenge	6.0	303	18
Egyptian pound	21.1	235	50
Bulgarian lev	0.1	152	-
Hungarian forint	5.5	152	8
Other non-euro	14.8	1,087	153
At 31 December 2023		5,620	635

The average movement in exchange rate for “other non-euro” consists of the weighted average movement in the exchange rates listed in the same table.

61The table reflects the currency of the economy of risk associated with each investment. Depending on their business models, the underlying investments may be exposed to other foreign exchange risks which could affect their value, but those risks are outside the scope of this disclosure.

62Based on a five-year rolling average movement in the exchange rate.

EBRD Financial Report 2024 53

Equity price risk

Equity price risk is the risk of unfavourable changes in the fair values of equities as the result of changes in the levels of equity indices and the value of individual shares. In terms of equity price risk, the Bank expects the effect on net profit will, on average, have a positive correlation with the movement in equity indices, for both listed and unlisted equity investments. The table below summarises the potential impact on the Bank’s net profit from reasonably possible changes in equity indices.63

Share investments at fair value through profit or loss

		5-year rolling average movement in benchmark index %	Fair value € million	Impact on net profit € million
Poland	WIG Index	15.6	1,129	176
Türkiye	BIST 100 Index	63.7	966	616
Romania	BET Index	17.2	633	109
Greece	ASE Index	15.8	459	73
Slovenia	SBTIOP Index	22.5	331	74
Kazakhstan	KASE Index	24.8	325	81
Egypt	EGX 30 Index	28.9	248	72
Lithuania	VILSE Index	9.5	247	23
Regional and other	Weighted average	28.2	2,201	621
At 31 December 2024			6,539	1,845

		5-year rolling average movement in benchmark index %	Fair value € million	Impact on net loss € million
Poland	WIG Index	15.4	922	142
Türkiye	BIST 100 Index	62.5	874	546
Romania	BET Index	22.5	618	139
Greece	ASE Index	23.0	387	89
Kazakhstan	KASE Index	18.7	303	57
Slovenia	SBTIOP Index	18.9	287	54
Egypt	EGX 30 Index	26.5	235	62
Lithuania	VILSE Index	10.1	225	23
Regional and other	Weighted average	28.9	1,769	511
At 31 December 2023			5,620	1,623

The average movement in the benchmark index for “regional and other” is made up of the weighted average movement in benchmark indices of the countries listed in the same table.

Market risk in the Treasury portfolio

Interest rate and foreign exchange risk

The Bank’s market risk exposure arises from the fact that the movement of interest rates and foreign exchange rates may have an impact on positions taken by the Bank. These risks are centralised and hedged by the Asset and Liability Management desk in Treasury, which aims to ensure that the residual market risk remains within the Bank’s agreed risk appetite. The Bank’s sensitivity to these risks is therefore limited.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the interest is fixed on a financial instrument indicates the extent to which it is exposed to interest rate risk. Interest rate risks are managed by hedging the interest rate profiles of assets and liabilities through the use of exchange-traded and OTC derivatives.

63Based on a five-year rolling average movement in the relevant equity market indices. The table reflects the currency of the country of risk associated with each investment.

54 EBRD Financial Report 2024

The Bank measures its exposure to market risk and monitors limit compliance daily through a combination of Board and management limits. These limits are set out in the TALP approved by the Board and in the Treasury Authority and Liquidity Procedures approved by the Risk Committee. The Board limit requires that overall market risk, measured by an appropriately calibrated value-at-risk model at a 99.99 per cent confidence level and over a one-year horizon, must not at any time exceed 10 per cent of available capital. At management level the main market risk limits are based on expected shortfall (ES) computed at a 95 per cent confidence level over a one-day trading horizon. ES is defined as the average potential loss above a certain threshold (for example 95 per cent) that could be incurred due to adverse fluctuations in interest rates and/or foreign exchange rates. The total ES limit set by management at a 95 per cent confidence level over a one-day trading horizon is €60.0 million.

For enhanced comparability across institutions, the numbers disclosed in this financial report show ES-based measures scaled up to a 10-trading-day horizon. The market risk methodology considers the risk-free rate and the three-month swap curve as the main interest rate risk factor and the other factors as basis spread risk factors.64 The total ES (95 per cent confidence level over a 10-day trading horizon) of the Bank’s Treasury portfolio, including basis spread risks, stood at €34.6 million at 31 December 2024 (2023: €61.9 million) with an average ES over the year of €54.7 million (2023: €40.9 million). The cross-currency basis risk arising in Treasury’s synthetic funding of the Bank’s local currency loan investments represents an important market driver. Interest rate option exposure stood at €0.2 million at year-end (2023: €0.2 million), having peaked at €1.2 million during the year (2023: €3.5 million). The specific contribution from foreign exchange risk to the overall ES stood at €6.3 million at year-end (2023: €1.6 million) having peaked at €7.0 million during the year (2023: €5.5 million).

Interest rate benchmark reforms

LIBOR reforms were completed on 30 September 2024 when synthetic US dollar LIBOR settings (one-month, three-month and six-month) ceased publication.65

The Bank successfully transitioned all trades linked to pound sterling, Swiss franc and Japanese yen LIBOR settings by 31 December 2023.

There are some remaining trades linked to US dollar LIBOR which remain to be transitioned. For derivative business the Bank is adhering to the International Swaps and Derivatives Association (ISDA) protocol that took effect on 25 January 2021. Consequently the majority of these trades now reference the Secured Overnight Funding Rate (SOFR) as the underlying index. A small number of client-facing derivatives are currently undergoing the final stages of renegotiation, with transition expected to be concluded in 2025.

For the loan portfolio, the Bank has transitioned the majority of transactions with a small number of deals remaining. These are expected to be transitioned during 2025.

Local currency inflation risk

The Bank is additionally exposed to local currency market risk in the Kazakh Consumer Price Index (CPI), which exposes the Bank to model risk, given that there is no market in Kazakh inflation. Treasury have raised Kazakh tenge through issuances linked to inflation, given that the Kazakh tenge market had no transparent domestic reference rate for borrowing and lending at the time of the issuances (2019 and 2020). This risk is mitigated by the fact that the liabilities are partially matched by on-lending linked to Kazakh CPI. At 31 December 2024 surplus Kazakh tenge CPI-linked funding stood at €264 million (2023: €612 million); these funds were invested predominantly in short-term Kazakh government bonds.

Equity price risk

In its Treasury portfolio, the Bank had direct exposure to equity risk of €191 million at 31 December 2024 through two Treasury share investments66 (2023: €157 million). In addition, indirect exposures to equity risk occur in the form of equity-linked structured products that are hedged on a back-to-back basis and therefore result in no outright exposure.

64Spread risk arises from cross-currency basis spreads, tenor spreads (for example, between six-month and three-month LIBOR), overnight index swap (OIS) spreads and government bond spreads. For the currencies where the three-month LIBOR ceased, the new risk-free rate is considered to be the main interest risk factor. For example pound sterling – SONIA, Swiss franc – Saron, Japanese yen – Tonia, US dollar – SOFR, Turkish Lira – OIS). For all other currencies, the three-month swap curve is considered to be the main interest risk factor and the other factors as basis spread risk factors.

65For further information on the LIBOR reforms, see page 24.

66See note 20 to the financial statements on page 82.

EBRD Financial Report 2024 55

C.Liquidity risk

Liquidity risk management process

The EBRD’s liquidity policies are designed to ensure that the Bank maintains a prudent level of liquidity, given the risk environment in which it operates, and to support its triple-A credit rating.

The Bank’s medium-term liquidity requirements are based on satisfying each of the following three minimum constraints:

•Net Treasury liquid assets must be at least 75 per cent of the next two years’ projected net cash requirements, without recourse to accessing funding markets.

•The Bank’s liquidity must be considered a strong positive factor when rating agency methodologies are applied. These methodologies include applying haircuts to the Bank’s liquid assets, assessing the level of debt due within one year and considering undrawn commitments. This provides an external view of liquidity coverage under stressed circumstances.

•The Bank must be able to meet its obligations for at least 12 months under an extreme stress scenario. This internally generated scenario considers a combination of events that could detrimentally impact the Bank’s liquidity position.

For the purposes of the net cash requirements coverage ratio above, all assets managed within the Treasury portfolio are considered to be liquid assets while “net” Treasury liquid assets represent gross Treasury assets net of short-term debt.67

The Bank holds liquidity above its minimum policy levels to allow flexibility in the execution of its borrowing programme. At 31 December 2024, the Bank’s key medium-term liquidity metrics were as follows:

•Net Treasury liquid assets represented 143 per cent (2023: 117 per cent) of the next two years’ net cash requirements against a minimum 75 per cent coverage.

•Treasury liquid assets (after the application of haircuts to simulate a stressed scenario) represented 119 per cent (2023: 123 per cent) of one-year debt service plus 50 per cent of undrawn commitments, against a minimum 100 per cent coverage.

The average weighted maturity of assets managed by Treasury at 31 December 2024 was 1.1 years (2023: 1.1 years).

The Bank’s short-term liquidity policy is based on the principles of the Liquidity Coverage Ratio within the Basel III reform package. This approach requires that the ratio of maturing liquid assets and scheduled cash inflows to cash outflows over both a 30-day and a 90-day horizon must be a minimum of 100 per cent. The minimum ratios under the Bank’s policy were exceeded at 31 December 2024 and consistently throughout the year.

In addition to the above, Treasury actively manages the Bank’s liquidity position on a daily basis.

The Bank has a proven record of access to funding in the capital markets via its global medium-term note programme and commercial paper facilities. In 2024 the Bank raised €15.0 billion of medium to long-term debt with an average tenor of 4.9 years (2023: €9.6 billion and 3.7 years). During 2024, the Bank’s triple-A credit rating with a stable outlook was affirmed by all three major credit rating agencies.

The table below is a maturity analysis of the undiscounted cash flows deriving from the Bank’s financial liabilities. Cash flows are presented in the earliest maturity band in which they could contractually fall due. As the figures represent undiscounted cash flows, they do not match those reported in the balance sheet.

Financial liabilities at 31 December 2024	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 3 years € million	Over 3 years € million	Total € million
Non-derivative cash flows
Amounts owed to credit institutions	(1,188)	(94)	(22)	(77)	(86)	(1,467)
Debts evidenced by certificates	(1,184)	(2,654)	(10,430)	(15,333)	(44,226)	(73,827)
Other financial liabilities	(104)	(269)	(63)	(33)	(741)	(1,211)
At 31 December 2024	(2,476)	(3,017)	(10,515)	(15,443)	(45,053)	(76,505)

67For this ratio, short-term debt is debt with a fixed or optional maturity of one year or less at the point of recognition – that is, it is not debt where the remaining maturity was one year or less at 31 December 2024.

56 EBRD Financial Report 2024

Financial liabilities at 31 December 2024	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 3 years € million	Over 3 years € million	Total € million
Trading derivative cash flows
Net settling interest rate derivatives	(34)	(69)	(170)	(293)	(464)	(1,030)
Gross settling interest rate derivatives – outflow	(398)	(327)	(1,787)	(1,703)	(1,357)	(5,572)
Gross settling interest rate derivatives – inflow	337	301	1,763	1,682	1,108	5,191
Foreign exchange derivatives – outflow	(356)	(279)	(302)	(192)	(219)	(1,348)
Foreign exchange derivatives – inflow	353	276	301	188	216	1,334
At 31 December 2024	(98)	(98)	(195)	(318)	(716)	(1,425)
Hedging derivative cash flows
Net settling interest rate derivatives	(18)	(64)	(216)	(67)	(35)	(400)
Gross settling interest rate derivatives – outflow	(881)	(465)	(1,923)	(3,676)	(6,573)	(13,518)
Gross settling interest rate derivatives – inflow	812	415	1,620	3,231	6,321	12,399
At 31 December 2024	(87)	(114)	(519)	(512)	(287)	(1,519)
Total financial liabilities at 31 December 2024	(2,661)	(3,229)	(11,229)	(16,273)	(46,056)	(79,449)

Undrawn commitments
Financial institutions	(5,203)	—	—	—	—	(5,203)
Non-financial institutions	(14,709)	—	—	—	—	(14,709)
At 31 December 2024	(19,912)	—	—	—	—	(19,912)

Financial liabilities at 31 December 2023	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 3 years € million	Over 3 years € million	Total € million
Non-derivative cash flows
Amounts owed to credit institutions	(770)	(36)	(71)	(50)	—	(927)
Debts evidenced by certificates	(2,281)	(2,238)	(6,907)	(18,865)	(24,106)	(54,397)
Other financial liabilities	(75)	(74)	(24)	(25)	(670)	(868)
At 31 December 2023	(3,126)	(2,348)	(7,002)	(18,940)	(24,776)	(56,192)
Trading derivative cash flows
Net settling interest rate derivatives	(16)	(61)	(147)	(281)	(372)	(877)
Gross settling interest rate derivatives – outflow	(1,329)	(663)	(2,006)	(1,688)	(2,859)	(8,545)
Gross settling interest rate derivatives – inflow	1,138	535	1,850	1,563	3,033	8,119
Foreign exchange derivatives – outflow	(3,316)	(2,409)	(434)	(57)	—	(6,216)
Foreign exchange derivatives – inflow	3,214	2,349	421	50	—	6,034
At 31 December 2023	(309)	(249)	(316)	(413)	(198)	(1,485)
Hedging derivative cash flows
Net settling interest rate derivatives	(45)	(90)	(363)	(265)	(65)	(828)
Gross settling interest rate derivatives – outflow	(982)	(1,030)	(2,651)	(4,067)	(2,625)	(11,355)
Gross settling interest rate derivatives – inflow	873	856	2,232	3,504	2,408	9,873
At 31 December 2023	(154)	(264)	(782)	(828)	(282)	(2,310)
Total financial liabilities at 31 December 2023	(3,589)	(2,861)	(8,100)	(20,181)	(25,256)	(59,987)

Undrawn commitments
Financial institutions	(4,288)	—	—	—	—	(4,288)
Non-financial institutions	(12,493)	—	—	—	—	(12,493)
At 31 December 2023	(16,781)	—	—	—	—	(16,781)

EBRD Financial Report 2024 57

D.Environment and sustainability-related risks

The Bank’s approach to the environmental and social impacts and risks of its projects is governed by its Environmental and Social Policy68 (ESP). The ESP is approved by the Board of Directors and its implementation is delegated to management. The Environment and Sustainability Department (ESD) is the lead department responsible for implementing the ESP. The ESP sets out the Bank’s framework for assessing and mitigating environmental and social risks and impacts of its projects by ensuring that they are structured to meet “good international practice”69 on environmental and social matters, and provide sustainable outcomes.

In 2024 the Board of Directors approved an updated ESP which is effective from 1 January 2025. The updated ESP reinforces the Bank’s commitment to sustainability in the projects it finances and introduces enhanced measures to mitigate environmental and social risks, while helping to ensure a lasting positive impact across the Bank’s regions. Key updates include a more robust, risk-based approach to project assessment, where higher-risk projects will undergo stringent evaluations to identify and manage potential impacts early, as well as more intensive monitoring, ensuring that all projects meet sustainability standards and deliver positive outcomes. The updated policy also strengthens the EBRD’s supply chain requirements, making borrowers responsible for ensuring that suppliers comply with international standards on labour practices, human rights and environmental protection. Audits may be conducted to verify compliance. In line with global priorities, the policy enhances biodiversity protection by introducing stricter measures to safeguard natural habitats and ecosystems. Projects affecting biodiversity will face rigorous scrutiny, including mandatory mitigation measures where necessary. The new policy also advances the Bank’s commitment to human rights and social inclusion, with a greater emphasis on safeguarding vulnerable populations and promoting gender equality. The policy aims to ensure that the benefits of EBRD-supported projects are shared equitably. Lastly, the updated policy enhances the requirement for accessible and transparent grievance mechanisms, allowing stakeholders to raise concerns about environmental or social impacts in a safe and timely manner.

Investment-related environmental and social risks are managed by ESD. Its tasks include project appraisal and monitoring, policy engagement, sustainability reporting and the development of sustainability-related technical cooperation programmes. All projects undergo environmental and social appraisal to help the EBRD decide if a project should be financed and, if so, how environmental and social risks and impacts should be addressed in planning, implementing and operating the project. In addition, monitoring, reporting and verification (MRV) of the projects and their impacts are vital components of the EBRD’s approach to sustainability and are key to demonstrating that the Bank is delivering in line with its mandate, policies and strategies. MRV enables the Bank not only to track the performance of individual projects, but also to implement corrective actions where needed. The Bank asks all clients to report annually on their environmental and social performance and the implementation of Environmental and Social Action Plans (ESAPs) and, where relevant, Green Project Monitoring Plans. The EBRD’s environmental and social specialists and/or consultants carry out on-site monitoring visits for higher-risk projects where needed, and advise clients on the implementation of agreed ESAP actions for those projects, which may be related to issues such as land acquisition, involuntary resettlement, health and safety, labour, pollution prevention, biodiversity, cultural heritage and climate.

Since 1 January 2023, all new EBRD investments and activities have been aligned with the mitigation and adaptation goals of the Paris Agreement on climate change. The Bank has an approach to Paris alignment and a robust framework for EBRD financing and activities, including internal activities, to support climate action and to engage with clients in their transition to a low-carbon economy.

Following the EBRD’s signing of the Joint Multilateral Development Bank Statement on Nature, People and Planet in 2021, the Bank has been enhancing its efforts to protect and enhance biodiversity and nature. In December 2023, the EBRD launched its new “Approach to Nature”70 as part of Nature Day at the COP28 Climate Conference. The Approach to Nature states how the Bank intends to deliver more benefits for nature, and to play its part in halting and reversing biodiversity loss by 2030. The Approach to Nature also outlines how the EBRD will increase ambition and actions across the three pillars of “protect”, “invest” and “disclose”. For the EBRD, 2025 will be a year of exploration in which the Bank will progress action in line with its Approach to Nature. The Bank will work closely with clients, political leaders, donors and knowledge partners to uncover the scale of the opportunity to deliver impact for nature within its mandate.

Separately, the Bank was also one of the leading MDBs at the 16th COP to the Convention on Biological Diversity, themed “Peace with Nature”. This was the first COP since the adoption of the Global Biodiversity Framework (GBF) in 2022, which aims to “halt and reverse” biodiversity loss by the end of the decade.

68www.ebrd.com/home/news-and-events/publications/institutional-documents/environmental-and-social-policy-2024.html

69Good international practice is defined in the ESP as the exercise of professional skill, diligence, prudence and foresight that would reasonably be expected from skilled and experienced professionals engaged in the same type of undertaking under the same or similar circumstances globally or regionally. The outcome of such an exercise is that the project employs the most appropriate techniques and standards in the project- specific circumstances.

70www.ebrd.com/content/dam/ebrd_dxp/assets/pdfs/green/climate-resilience/ebrd-approach-to-nature.pdf

58 EBRD Financial Report 2024

The EBRD has an array of externally reported sustainability-related disclosures and publications, primarily:

•Sustainability Report: Includes the Bank’s sustainability-related activities and milestones during the reporting period. It is intended that in 2025 (for the year ending 31 December 2024) this report will be superseded by the Bank’s first Impact Report which will include a summary of performance/impacts, transition and sustainability-related activities and milestones achieved.

•Global Reporting Initiative, Sustainability Disclosures: Provides a comprehensive overview of the EBRD’s approach to environmental, social and governance issues

•Task Force on Climate-related Financial Disclosures Report: Offers transparent information on the financial risks and opportunities associated with climate change; ongoing work aims at integrating nature-related risks into this report. It is intended that in 2025 this report will be superseded by the Bank’s first International Sustainability Standards Board compliance report.

•Principles of Responsible Investment (PRI): Includes actions for incorporating ESG (environmental, social and governance) issues into investment practice.

The Bank is also working towards digitalising its environmental and social data, including the potential use of AI tools. These tools will help improve data management as well as generate meaningful data for the purposes of internal and external sustainability monitoring and reporting, improving the overall data governance process.

Climate risk

In the Bank’s fifth year of publishing a Task Force on Climate-related Financial Disclosures Report, the Bank continued to review its procedures for identifying, assessing, and managing climate-related risks. In 2024 the Bank carried out further stress tests on its corporate portfolio improving the systematic nature of the analysis. Additionally, the Bank continued expanding its initial calculation of financed emissions for part of its portfolio, aiming to enhance this effort and capture the carbon footprint of its investments while supporting clients in transitioning to a low-carbon future.

The EBRD considers climate risk to be a cross-cutting issue that impacts credit, market and operational risks. This risk is implicitly captured through the Bank’s existing risk management framework. For example, in credit risk analysis and the calculation of expected credit losses, the Bank considers the climate risk of its clients, reflecting material impact on future performance within the assigned PD rating. LGDs are not adjusted for climate risk due to insufficient data demonstrating a material impact. In terms of fair valuations, climate risk is reflected in market observable inputs to the Bank’s valuation processes. As at 31 December 2024, the financial impact of climate risks on the Bank was assessed as immaterial according to IFRS based on the information and assessment available.

The Bank remains committed to further refining its approaches based on lessons learned and evolving best practices.

E.Operational risk

The Bank defines operational risk as the risk of financial loss and adverse reputational impact due to inadequate or failing processes, people, systems and/or external events.

Sources of operational risk

Operational risk can manifest itself in various ways, including human error, inappropriate behaviour of employees (including fraud), failure to comply with applicable rules and policies, failure of vendors to perform in accordance with their contractual arrangements, IT systems disruptions or cyber-security events. These events could result in financial losses, as well as reputational damage to the Bank.

EBRD Financial Report 2024 59

Operational Risk Framework

The Bank’s Operational Risk Framework (ORF) is designed to identify, manage and monitor operational risks. It encompasses governance structures, policies, procedures and reporting mechanisms. Key components include:

•Governance, policies and procedures: A comprehensive set of policies and procedures supports the ORF, alongside specific frameworks for Information Security and Personal Data Protection.

•Operational risk appetite: Defines the Bank’s approach to risk-taking, articulating motivations for accepting or avoiding certain risks.

•Incidents: Systematic collection and analysis of operational risk incidents to improve controls and reduce future risks. Incident data from peer firms are also analysed.

•Issues and actions: Collation of information on control issues and establishment of actions to mitigate these issues.

•Key indicators: Metrics used to monitor operational risks and control effectiveness over time, prompting necessary actions.

•Risk and control assessments: Comprehensive assessments performed by each business unit to define risk profiles and evaluate control effectiveness, determining residual risk ratings.

•Reporting and monitoring: Regular management information reports monitor outcomes against targets and tolerance levels.

•Systems and tools: Use of a Governance Risk Control system to record, manage, and report operational risks, controls, and incidents.

•Conduct and behaviour: Assessments of employee behaviour are included in ORF components to ensure appropriate conduct and early issue escalation.

This structured approach ensures the Bank maintains resilient and effective operational risk management practices.

60 EBRD Financial Report 2024

Key risks and mitigations

The Bank continually assesses and strengthens its risk and control processes and technological support tools to increase their effectiveness.

The following table summarises key operational risks currently considered most relevant to its business.

Key risk	Description	How the risk is managed
Reputational risk

The risk that the Bank’s stakeholders, the economies and/or the communities in which it operates lose confidence in and respect for the EBRD and its ability to achieve its mission, resulting in an adverse effect on the Bank’s ability to carry out its mandate in accordance with the Agreement Establishing the EBRD or on its ability to maintain existing, or establish new, business relationships and/or access to funding.

Reputational risk can arise from any of the key risks outlined below.

The Bank diligently identifies, assesses and manages its reputational risks. All functions are tasked with overseeing these risks and adhering to control requirements. The Communications Department actively monitors media and social media sentiment and manages risk-related communications both internally and externally. Furthermore, various controls and frameworks are in place to address additional risks that could impact the Bank’s reputation, including conduct risk, financial crime, investment risk, and client onboarding and product development.

Fraud and conduct risk

Inappropriate conduct or actions by employee(s) or third parties, that defraud, misappropriate property or circumvent regulations, law or Bank policy or procedure, or which (in the case of third parties) give rise to unacceptable integrity risk for the Bank.

Managed through a framework focusing on enhancing risk identification, mitigation, management information and reporting, in collaboration with line management, OCCO and Human Resources. Risks related to personal conduct are addressed through a clear set of ethical rules for Bank Personnel and Board Officials, with appropriate corrective actions, such as investigations, in the event of breaches.

The Bank implements proportionate, risk-based controls to prevent inappropriate market conduct, including market abuse. It conducts comprehensive integrity checks for Banking projects and necessary compliance monitoring and testing. It investigates suspected Prohibited Practices related to Banking projects and takes corrective action, which may include debarment.

Human resources and skills (people) risk	Risk that the capacity, productivity, wellbeing, hiring or retention of the Bank’s staff are compromised.

Key mitigations include developing end-to-end process resources, talent management and succession planning. Monitoring key personnel metrics to manage risk effectively. Implementing HR transformation programmes to provide staff with efficient tools and services. Ensuring adequate medical and mental health support through insurance and trained first aid personnel. Documenting critical procedures thoroughly and integrating them into disaster recovery tests when possible.

Process risk

Risk arising from the failure of significant business processes undertaken by the EBRD, including for example critical transaction and payments processing, donor administration, financial reporting, mandate compliance, client suitability checks, reference data and asset pricing.

The Bank’s approach includes capturing end-to-end processes, identifying critical processes and embedding risk management frameworks. Implementing simplicity in key processes and actively assessing and mitigating weaknesses ensures a robust control environment.

Change management risk/project risk

Risk of negative consequences that can arise from implementing a change initiative, including impact of change on people, business disruption and failure to manage the delivery of projects and programmes.

Governance processes are established to manage programmes
and projects effectively. Communication with stakeholders is maintained to ensure changes are adopted smoothly. A dedicated change management team oversees major projects, ensuring consistency in their initiation, approval and monitoring. New processes and systems undergo thorough testing before implementation. Additionally, the Bank emphasises continuous improvement and feedback loops to refine processes and address any emerging issues promptly.

Information security and cyber risk

The risk that the confidentiality, integrity, authenticity and/or availability of Bank IT facilities and information assets is adversely impacted or the compromise of Bank systems due to a cyber-security event(s) caused by threat actors, inappropriate user behaviour or third parties.

The Bank’s IT and Information Security Policies, Directives, procedures and processes along with a robust set of technological controls and services ensure that Bank IT facilities and information assets are adequately protected. Active security monitoring and threat detection technologies which are supported by external specialist service providers provide a bespoke layer of protection to safeguard the Bank’s digital assets.

Backups are made regularly, and regular access control checks undertaken. Network penetration, vulnerability testing as well as independent ethical hacking assessments are also performed. Business continuity and disaster recovery processes are in place with regular testing performed.

The aforementioned controls are evaluated against external good practice.

EBRD Financial Report 2024 61

Key risk	Description	How the risk is managed
Business resilience risk	Disruptions to Bank activities and operations caused by unavailability of systems, workforce or workplace.

The Bank regularly tests disaster recovery (DR) and business continuity plans (BCP) for scenarios like system outages, data or network issues and unavailability of premises or staff. The DR plans are continuously updated to meet industry standards, guidance and regulatory requirements. The Bank manages system disruption risks with effective controls, investment in technology, and regular monitoring and testing. Service agreements with key suppliers reflect the complexity of services provided and are subject to initial due diligence and ongoing monitoring.

Technology risk	The risks that the Bank’s technology systems and support are inadequate or fail to adapt to changing requirements.

The Bank’s technology risk management model aligns with business objectives to address incidents, changes and capacity. Major IT projects undergo reviews and testing before approval. Risk assessments prioritise software and hardware upgrades. Continuous investment maintains core systems, and system disruptions are swiftly managed with robust controls, infrastructure investment, and ongoing monitoring and testing.

Third-party service provider risk	The risk that third-party vendors may not be able to meet their agreed service level terms, which can result in business disruption, misuse of data or a negative impact on business performance.

The Bank uses suppliers when appropriate and efficient. All suppliers must be reputable firms that meet due diligence and monitoring requirements. Contracts with the Bank’s suppliers correspond to the nature and complexity of the services provided. Before engaging third parties, the Bank conducts due diligence and maintains regular assessments against agreed service levels. Exit plans are in place before appointments to ensure smooth transitions if service quality declines.

Legal risk

Risk primarily relating to (i) a defective transaction, (ii) a claim (including a defence to a claim or counterclaim) being made or some other event occurring that results in a liability for the EBRD or other loss, or (iii) a failure to take appropriate measures to protect the EBRD’s assets, privileges and immunities, or preferred creditor status, and a failure to comply with the EBRD’s constituent documents or (iv) a change in law (where applicable or relevant).

The Bank recognises that the need to manage and mitigate legal risk is inherent in all aspects of its activities. The Bank maintains a strong control system that promotes compliance with legal requirements, and uses internal and external legal counsel as both a safeguard against unlawful actions and a resource for informed decision-making.

F.Capital management

The EBRD’s original authorised share capital was €10.0 billion. Under Resolution No. 59, adopted on 15 April 1996, the Board of Governors approved a doubling of the Bank’s authorised capital stock to €20.0 billion.

In May 2010 the Board of Governors approved a further two-step increase in the authorised capital stock of the Bank: an immediate €1.0 billion increase in authorised paid-in shares (Resolution No. 126), and a €9.0 billion increase in authorised callable capital shares (Resolution No. 128). This amounts to an aggregate increase in the authorised capital stock of the Bank of €10.0 billion (collectively referred to as the second capital increase). The increase in callable capital became effective on 20 April 2011 when subscriptions were received for at least 50 per cent of the newly authorised callable capital. The callable shares were issued subject to redemption in accordance with the terms of Resolution No. 128.

The Bank does not have any other classes of capital.

At the October 2020 Annual Meeting the Board of Governors reviewed the capital stock of the Bank pursuant to Article 5.3 of the Agreement and resolved that the projected capital stock was appropriate for the 2021-25 period, in the context of the approval of the Bank’s Strategic and Capital Framework 2021-25. The Board of Governors resolved that the adequacy of the Bank’s capital would next be reviewed in 2025 (Resolution No. 233). To support the Bank’s response to the war on Ukraine, in 2023 the Board of Governors approved an increase to the authorised capital stock of €4.0 billion new paid-in shares (Resolution No.265 adopted on 15 December 2023). The effective date of this capital increase was 31 December 2024.71

71Further details on the capital increase are described in note 26 on page 85.

62 EBRD Financial Report 2024

The Bank’s capital usage is guided by statutory and financial policy parameters. Article 12 of the Agreement establishes a 1:1 gearing ratio which limits the total amount of outstanding loans and share investments made by the Bank in the economies in which it invests to the total amount of the Bank’s unimpaired subscribed capital, reserves and surpluses. This capital base incorporates unimpaired subscribed capital (including callable capital), the unrestricted general reserves, loan loss reserve, special reserve and adjustments for general loan impairment provisions on Banking exposures and unrealised equity losses. Special resources of the Bank are excluded from this capital base so there was no change in it associated with the consolidation of the EBRD Shareholder Special Fund.72 The capital base for these purposes amounted to €47.2 billion73 at 31 December 2024 (2023: €44.6 billion).

The Bank interprets the gearing ratio on a “disbursed Banking assets” or “operating assets” basis. To ensure consistency with the statutory capital base, specific provisions are deducted from total operating assets for the purposes of the ratio. At 31 December 2024, the Bank’s gearing ratio on an aggregated basis was 87 per cent (2023: 85 per cent) compared with a policy threshold for this ratio of 92 per cent. Article 12 also limits the total amount of disbursed share investments to the total amount of the Bank’s unimpaired paid-in subscribed capital, surpluses and general reserve. No capital utilisation limits were breached during the year (2023: none). On 18 May 2023, under Resolution No. 260, the Board of Governors agreed to remove the gearing ratio under Article 12. The Agreement will be amended to reflect this change when the decision is ratified by the required majority of shareholders.

The Bank’s statutory measure of capital adequacy under the gearing ratio is supplemented by a risk-based prudential capital adequacy limit under its Capital Adequacy Policy.

The Bank defines required capital as the potential capital losses it may incur based on probabilities consistent with the Bank’s triple-A credit rating, while incorporating the benefits of the Bank’s shareholder support, preferred creditor status and callable capital. The main risk categories assessed under the capital adequacy framework are credit risk, market risk and operational risk, and the total risk is managed within an available capital base that excludes callable capital, while maintaining a prudent capital buffer.

One of the main objectives of the Capital Adequacy Policy is to manage the Bank’s capital within a medium-term planning framework, providing a consistent measurement of capital headroom over time. The Bank’s objective is to prevent the need to call on subscribed callable capital and to use only available risk capital including paid-in capital and reserves.

At 31 December 2024 the ratio of required capital to available capital was 63 per cent (2023: 62 per cent) compared with a policy threshold for this ratio of 90 per cent. The Bank’s risk-based capital requirement under this policy is managed alongside the Bank’s gearing ratio.

The Bank’s key financial indicators are presented on page 6. At 31 December 2024, the ratio of members’ equity to total assets was 29.4 per cent (2023: 30.2 per cent) and the ratio of members’ equity to Banking assets was 60.3 per cent (2023: 58.1 per cent).

Unrestricted general reserves

Reserves and retained earnings	2024 € million	2023 € million
Special reserve	306	306
Loan loss reserve	333	279
SEMED cooperation funds	2	2
EBRD Shareholder Special Fund	780	671
Unrealised gains	2,823	2,494
Total restricted reserves	4,244	3,752

Unrestricted general reserves	13,599	12,298
At 31 December	17,843	16,050

The Bank’s reserves are used to determine, in accordance with the Agreement, what part of the Bank’s net income will be allocated to surplus or other purposes and what part, if any, will be distributed to its members. For this purpose, the Bank uses unrestricted general reserves.

Article 36 of the Agreement relates to the allocation and distribution of the Bank’s net income and states: “No such allocation, and no distribution, shall be made until the general reserve amounts to at least ten per cent of the authorised capital stock.” This figure is currently €3.4 billion (2023: €3.0 billion).

72For further information on the consolidation of the EBRD Shareholder Special Fund, please see note 2 on page 68.

73Deductions are made to exclude revaluation reserves related to Banking assets (as operating assets are considered at cost).

EBRD Financial Report 2024 63

G.Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

Financial assets at 31 December 2024	Carrying amount € million	Fair value € million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities	1,357	1,357
Derivative financial instruments	5,709	5,709
Banking loans at fair value through other comprehensive income	790	790
Banking loans at fair value through profit or loss	945	945
Banking portfolio: Share investments at fair value through profit or loss	6,539	6,539
Treasury portfolio: Share investments at fair value through other comprehensive income	191	191
	15,531	15,531
Financial assets measured at amortised cost:[74]
Placements with and advances to credit institutions	24,793	24,793
Debt securities	9,480	9,515
Other financial assets	2,072	2,072
Banking loan investments at amortised cost	33,992	34,175
	70,337	70,555
Total	85,868	86,086

Financial assets at 31 December 2023	Carrying amount € million	Fair value € million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities	962	962
Derivative financial instruments	5,561	5,561
Banking loans at fair value through other comprehensive income	1,024	1,024
Banking loans at fair value through profit or loss	843	843
Banking portfolio: Share investments at fair value through profit or loss	5,620	5,620
Treasury portfolio: Share investments at fair value through other comprehensive income	157	157
	14,167	14,167
Financial assets measured at amortised cost:
Placements with and advances to credit institutions	18,729	18,729
Debt securities	8,392	8,383
Other financial assets	939	939
Banking loan investments at amortised cost	31,117	30,002
	59,177	58,053
Total	73,344	72,220

Financial liabilities at 31 December 2024	Held for trading € million	At fair value through profit or loss € million	Derivatives held for hedging purposes € million	Financial liabilities at amortised cost € million	Carrying amount € million	Fair value € million
Amounts owed to credit institutions	-	-	-	(1,396)	(1,396)	(1,396)
Debts evidenced by certificates	-	-	-	(53,838)	(53,838)	(53,879)
Derivative financial instruments	(989)	(56)	(3,039)	-	(4,084)	(4,084)
Other financial liabilities	-	(322)	-	(1,511)	(1,833)	(1,833)
Total financial liabilities	(989)	(378)	(3,039)	(56,745)	(61,151)	(61,192)

Financial liabilities at 31 December 2023	Held for trading € million	At fair value through profit or loss € million	Derivatives held for hedging purposes € million	Financial liabilities at amortised cost € million	Carrying amount € million	Fair value € million
Amounts owed to credit institutions	-	-	-	(911)	(911)	(911)
Debts evidenced by certificates	-	-	-	(44,298)	(44,298)	(44,258)
Derivative financial instruments	(1,268)	(34)	(3,637)	-	(4,939)	(4,939)
Other financial liabilities	-	(282)	-	(1,224)	(1,506)	(1,506)
Total financial liabilities	(1,268)	(316)	(3,637)	(46,433)	(51,654)	(51,614)

At 31 December 2024, the Bank’s balance sheet approximates to fair value in all financial asset and liability categories, with the exception of Banking loan investments at amortised cost.

74With the exception of debt securities and loan investments, the fair value for the other amortised cost assets approximates to their carrying value due to the short-dated nature of these assets.

64 EBRD Financial Report 2024

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities have amortised cost values approximating to their fair value, being primarily simple, high credit quality short-term instruments. They are classified as having Level 2 inputs (see fair value hierarchy, below) as the Bank’s assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

The fair value of amortised cost debt securities is determined using Level 2 inputs, employing valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

Banking loan investments whereby the objective of the Bank’s business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year-end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

“Debts evidenced by certificates” represents the Bank’s borrowings raised through the issuance of commercial paper and bonds. The fair value of the Bank’s issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper and the Bank’s credit rating, amortised cost typically approximates to fair value. The fair value of the Bank’s issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

•Level 1: Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges and listed bonds classified as loans held at fair value through other comprehensive income.

•Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). The sources of inputs include prices available from screen-based services such as SuperDerivatives and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products. This level includes debt securities (valued using prices observed in markets not deemed sufficiently active to be included in Level 1), most derivative products (generally valued using a discounted cash flow model using solely observable inputs) and listed share and bond investments (valued using a quoted price but where there is no market sufficiently active to be included in Level 1).

•Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all valuation inputs are observable.

The table below provides information at 31 December 2024 about the Bank’s financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest-level input that is significant to the fair value measurement.

	At 31 December 2024
	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Debt securities	878	479	-	1,357
Derivative financial instruments	-	5,570	139	5,709
Banking loans	748	277	710	1,735
Share investments (Banking portfolio)	1,497	99	4,943	6,539
Share investments (Treasury portfolio)	-	191	-	191
Total financial assets at fair value	3,123	6,616	5,792	15,531

Derivative financial instruments	-	(4,028)	(56)	(4,084)
Other liabilities	-	-	(322)	(322)
Total financial liabilities at fair value	-	(4,028)	(378)	(4,406)

EBRD Financial Report 2024 65

	At 31 December 2023
	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Debt securities	724	238	-	962
Derivative financial instruments	-	5,324	237	5,561
Banking loans	962	284	621	1,867
Share investments (Banking portfolio)	1,314	132	4,174	5,620
Share investments (Treasury portfolio)	-	157	-	157
Total financial assets at fair value	3,000	6,135	5,032	14,167

Derivative financial instruments	-	(4,905)	(34)	(4,939)
Other liabilities	-	-	(282)	(282)
Total financial liabilities at fair value	-	(4,905)	(316)	(5,221)

Transfers to Level 2 occur when the volume of trading of an investment is at a level that is insufficient for its market to be deemed active, but where the market price is still the best indicator of the investment’s value. Transfers to Level 3 occur when there is no longer an observable market price indicative of arm’s length transactions.

During 2024 there were €83 million of transfers from Level 1 to Level 2 (2023: €281 million), with no transfers from Level 1 to Level 3
(2023: nil) and no transfers from Level 2 to Level 3 (2023: nil). The transfers from Level 1 to Level 2 occurred because, based on the volume of trading of the investments, the market was no longer deemed active.

During 2024, there were no transfers from Level 2 to Level 1 (2023: €24 million). The transfers out of Level 2 in 2023 were because, based on the volume of trading of the investments, the market was now deemed active. There were €88 million of transfers from Level 3 to Level 1 (2023: €57 million) and €3 million of transfers from Level 3 to Level 2 (2023: €87 million). The transfers from Level 3 to Level 1 occurred due to availability of observable prices in active markets. The transfers from Level 3 to Level 2 occurred due to availability of observable prices from inactive markets.

The table below provides a reconciliation of the fair values of the Bank’s Level 3 financial assets and financial liabilities for the year ended 31 December 2024.

	Derivative financial instruments € million	Banking loans € million	Banking share investments € million	Total assets € million	Other liabilities € million	Derivative financial instruments € million	Total liabilities € million
Balance at 1 January 2024	237	621	4,174	5,032	(282)	(34)	(316)
Net (losses)/gains recognised in:
•Net gains from share investments at fair value through profit or loss	(32)	-	402	370	(30)	(22)	(52)
•Net gains from loans	-	23	-	23	-	-	-
Issuances	-	132	-	132	(34)	-	(34)
Purchases	-	-	878	878	-	-	-
Settlements	(66)	(56)	-	(122)	24	-	24
Sales	-	(7)	(416)	(423)	-	-	-
Transfers out of Level 3	-	(3)	(95)	(98)	-	-	-
Balance at 31 December 2024	139	710	4,943	5,792	(322)	(56)	(378)
Net (losses)/gains for the year for Level 3 instruments held at 31 December 2024 recognised in:
•Net gains from share investments at fair value through profit or loss	(90)	-	254	164	(15)	(21)	(36)
•Net gains from loans	-	38	-	38	-	-	-

66 EBRD Financial Report 2024

	Derivative financial instruments € million	Banking loans € million	Banking share investments € million	Total assets € million	Other liabilities € million	Derivative financial instruments € million	Total liabilities € million
Balance at 1 January 2023	214	604	3,778	4,596	(203)	(50)	(253)
Net gains/(losses) recognised in:
•Net gains/(losses) from share investments at fair value through profit or loss	25	-	571	596	(47)	15	(32)
•Net losses from loans	-	8	-	8	-	-	-
•Gains/(losses) on loans measured at fair value through other comprehensive income	-	85	-	85	-	-	-
Issuances	-	140	-	140	(43)	-	(43)
Purchases	-	-	449	449	-	-	-
Settlements	(2)	(72)	-	(74)	11	1	12
Sales	-	-	(624)	(624)	-	-	-
Transfers out of Level 3	-	(144)	-	(144)	-	-	-
Balance at 31 December 2023	237	621	4,174	5,032	(282)	(34)	(316)
Net gains/(losses) for the year for Level 3 instruments held at 31 December 2023 recognised in:
•Net gains/(losses) from share investments at fair value through profit or loss	30	-	539	569	(41)	(2)	(43)
•Net losses from loans	-	8	-	8	-	-	-

Level 3 – sensitivity analysis

The table below presents the Level 3 financial instruments carried at fair value at 31 December 2024, the main valuation models/ techniques75 used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonable possible alternative assumptions:

		Impact on net profit in 2024
	Main valuation models/techniques	Carrying amount € million	Favourable change € million	Unfavourable change € million
Banking loans	DCF, credit adjustment models and NAV	710	76	(91)
Banking share investments, EPF and associated derivatives[76]	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models	4,704	1,199	(476)
At 31 December		5,414	1,275	(567)

		Impact on net profit in 2023
	Main valuation models/techniques	Carrying amount € million	Favourable change € million	Unfavourable change € million
Banking loans	DCF, credit adjustment models and NAV	621	86	(7)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models	4,095	984	(540)
At 31 December		4,716	1,070	(547)

Banking loans

Banking loans at fair value through profit or loss mainly comprise convertible loans or loans with an element of performance-based return. The valuation models/techniques used to derive the fair value of these instruments are DCF models, NAV valuations and credit adjustments. The inputs into the models include interest rates, discount rates, the borrower’s credit spreads and underlying equity prices. Reasonable possible alternative valuations have been determined based on the borrower’s probability of default, alternative NAV valuations and changes to assumptions in underlying DCF models, for example, amending the discount rate.

75NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation; DCF = discounted cash flow.

76The fair value movements of the Equity Participation Fund (EPF) liability and equity derivatives are negatively correlated with those of the share investments to which they are linked. For this reason, Banking share investments and the associated derivatives have been combined for the sensitivity analysis. For details of the EPF, see page 95 in note 32.

EBRD Financial Report 2024 67

Banking share investments, Equity Participation Fund and derivatives

The Bank’s unlisted equity portfolio comprises direct share investments, equity derivatives and equity funds. The main valuation models/ techniques used to determine the fair value of these financial instruments are NAV multiples, EBITDA multiples and DCF models. The valuation of the Equity Participation Fund liability (EPF) is based on the same underlying investments and therefore also relies on the same techniques.

NAV multiples are most commonly applied to direct share investments. Recent transactions within sectors are also considered where available. Reasonable possible alternative valuations have been determined based on the NAV multiple ranges in the valuations received for direct share investments. Equity funds are valued based on NAV statements, adjusted for applicable market movements observed between the measurement date of the NAV and 31 December 2024. Reasonable possible alternative valuations have been determined based on changes in assumptions affecting the observed market movements. For investments valued using EBITDA multiples and DCF models, sensitivity analysis was performed by determining reasonable alternative valuations using sales, EBITDA, price-to-earnings multiples methods, as well as industry-specific methods like multiples based on production capacities. Further, within a given method valuation ranges were determined by using bottom and top quartile multiples. For DCF models, sensitivity analysis was performed by changing certain underlying assumptions (for example, an increase or decrease in the discount rate).

In modelling valuations of Level 3 direct share investments, the Bank employs a number of internally generated unobservable inputs which are determined by expert professional judgement. The inputs employed vary depending on the valuation approach selected for the investment. The most commonly utilised unobservable inputs are:

•Adjustments to the modelled value based on the liquidity and marketability of the asset that would be considered by a potential purchaser in an arm’s length transaction. (2024: weighted average discount of 13 per cent; 2023: 12 per cent)

•NAV multiples generated from observations of comparable listed companies. (2024: between 0.9 and 1.57; 2023: 0.8 and 1.75)

•EBITDA multiples generated from observations of comparable listed companies. (2024: between 2.66 and 12.7; 2023: 2.92 and 15.86)

68 EBRD Financial Report 2024

Notes to the financial statements

1.Establishment of the EBRD

I.Agreement establishing the EBRD

The European Bank for Reconstruction and Development (the Bank), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the EBRD dated 29 May 1990 (the Agreement). At 31 December 2024, the Bank’s members comprised 74 countries, together with the European Union and the European Investment Bank.

II.Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are confirmed and supplemented in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank (Headquarters Agreement). The Headquarters Agreement was signed in London at the start of the Bank’s operations on 15 April 1991.

2.Consolidation

On 31 December 2022 the rules of the EBRD Shareholder Special Fund (SSF) were amended by the Board of Directors. The amended rules provided that, in the event of its liquidation, the residual resources of the SSF would be returned to the Bank’s ordinary capital resources. As assessed under IFRS 10, following this change to the rules, the Bank is now deemed to control the SSF. As the Bank controls the SSF, it is required to present consolidated financial statements that reflect its control over the SSF.

As the SSF is considered a separate segment, separate presentation of the results of the Bank’s ordinary capital resources and the SSF is shown in note 3: “Segment information”.

3.Segment information

The Bank’s activities are primarily split between Banking, Treasury and the SSF. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the countries in which the Bank invests in their transition to open market economies whilst fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management matters. The SSF assists in delivery of the Bank’s mandate by providing technical and non-technical assistance to clients, and through investment activities which may include guarantees, equity or debt financing.

Information on the financial performance of Banking, Treasury and SSF operations is prepared regularly and provided to the President, the Bank’s chief operating decision-maker. On this basis, Banking, Treasury and SSF operations have been identified as the operating segments.

EBRD Financial Report 2024 69

Segment performance

The President assesses the performance of the operating segments based on the net profit for the year, which is measured in a manner consistent with the financial statements and consistent with the prior year. The segment information provided to the President for the operating segments for the years ended 31 December 2024 and 31 December 2023 is as follows:

	Banking 2024 € million	Treasury 2024 € million	SSF 2024 € million	Aggregated 2024 € million	Banking 2023 € million	Treasury 2023 € million	SSF 2023 € million	Aggregated 2023 € million
Interest income	2,330	2,017	20	4,367	2,526	1,360	14	3,900
Other income[77]	999	(499)	(64)	436	1,110	(267)	(81)	762
Total segment revenue	3,329	1,518	(44)	4,803	3,636	1,093	(67)	4,662
Interest expense and similar charges	(5)	(2,703)	-	(2,708)	(3)	(2,288)	-	(2,291)
Net interest on derivatives	-	(201)	-	(201)	-	225	-	225
Internal funding charge[78]	(1,656)	1,656	-	-	(1,399)	1,399	-	-
General administrative expenses	(480)	(42)	-	(522)	(440)	(39)	-	(479)
Depreciation and amortisation	(59)	(6)	-	(65)	(55)	(4)	-	(59)
Segment result before provisions and hedges	1,129	222	(44)	1,307	1,739	386	(67)	2,058
Fair value movement on non-qualifying and ineffective hedges	-	(246)	-	(246)	-	(554)	-	(554)
Return on capital	-	579	-	579	-	480	-	480
Provisions for impairment of loan investments and guarantees	108	-	(4)	104	116	-	(2)	114
Net profit/(loss) for the year	1,237	555	(48)	1,744	1,855	312	(69)	2,098
Transfers of net income approved by the Board of Governors				(20)				(23)
Net profit after transfers approved by the Board of Governors				1,724				2,075

Segment assets
Total assets	44,670	41,142	655	86,467	39,979	33,354	589	73,922

Segment liabilities
Total liabilities	1,314	59,962	(125)	61,151	1,119	50,617	(82)	51,654

77Other income comprises the following line items in the income statement: Net fee and commission income; Net donor-related income; Dividend income; Net gains from share investments at fair value through profit or loss; Net gains from loans; Net gains from Treasury investments held at amortised cost; and Net gains from Treasury activities at fair value through profit or loss and foreign exchange adjusted for the return on capital.

78 The majority of loan investments made by Banking are funded by an associated borrowing from Treasury. The internal funding charge is the interest charged to Banking by Treasury on this internal borrowing, and is accounted for on an accruals basis.

70 EBRD Financial Report 2024

Segment performance – Ordinary capital resources and Special capital resources

Collectively, Banking and Treasury comprise the Ordinary capital resources (OCR) of the Bank, while the SSF forms part of the Bank’s Special capital resources. Consolidation adjustments are those adjustments required to eliminate transactions between OCR and the SSF for reporting at the consolidated level. The following additional segment information distinguishing between Ordinary and Special resources is also provided to the President.

	OCR Income Statement 2024 € million	SSF Income Statement 2024 € million	Consolidation Adjustments 2024 € million	Consolidated Income Statement 2024 € million	OCR Income Statement 2023 € million	SSF Income Statement 2023 € million	Consolidation Adjustments 2023 € million	Consolidated Income Statement 2023 € million
Interest income
From Banking loans	2,330	-	-	2,330	2,526	-	-	2,526
From fixed-income debt securities and other interest	2,017	20	-	2,037	1,360	14	-	1,374
Net interest income on derivatives	-	-	-	-	225	-	-	225
	4,347	20	-	4,367	4,111	14	-	4,125
Other interest
Interest expense and similar charges	(2,708)	-	-	(2,708)	(2,291)	-	-	(2,291)
Net interest expense on derivatives	(201)	-	-	(201)	-	-	-	-
Net interest income	1,438	20	-	1,458	1,820	14	-	1,834

Fee and commission income	136	-	-	136	144	-	-	144
Fee and commission expense	(45)	(70)	1	(114)	(34)	(83)	-	(117)
Net fee and commission income	91	(70)	1	22	110	(83)	-	27

Donor-related income	31	-	(2)	29	31	-	(3)	28
Donor-related expense	(31)	(5)	5	(31)	(20)	(3)	3	(20)
Net donor-related income	-	(5)	3	(2)	11	(3)	-	8

Dividend income	140	-	-	140	82	-	-	82
Net gains/(losses) from share investments at fair value through profit or loss	720	7	(2)	725	912	7	-	919
Net losses from loans	48	-	-	48	(5)	-	-	(5)
Net gains from Treasury assets held at amortised cost	1	-	-	1	1	-	-	1
Net gains/(losses) from Treasury activities at fair value through profit or loss and foreign exchange	79	2	-	81	212	(2)	-	210
Fair value movement on non-qualifying and ineffective hedges	(246)	-	-	(246)	(554)	-	-	(554)
Impairment provisions on Banking loan investments	115	-	(4)	111	102	-	(2)	100
Impairment provisions on guarantees	(7)	-	-	(7)	14	-	-	14
General administrative expenses	(522)	-	-	(522)	(479)	-	-	(479)
Depreciation and amortisation	(65)	-	-	(65)	(59)	-	-	(59)
Net profit/(loss)	1,792	(46)	(2)	1,744	2,167	(67)	(2)	2,098

Memorandum items
Transfers of net income approved by the Board of Governors	(177)	-	157	(20)	(131)	-	108	(23)
Net profit/(loss) after transfers of net income approved by the Board of Governors	1,615	(46)	155	1,724	2,036	(67)	106	2,075

EBRD Financial Report 2024 71

	OCR Balance Sheet 2024 € million	SSF Balance Sheet 2024 € million	Consolidation Adjustments 2024 € million	Consolidated Balance Sheet 2024 € million	OCR Balance Sheet 2023 € million	SSF Balance Sheet 2023 € million	Consolidation Adjustments 2023 € million	Consolidated Balance Sheet 2023 € million
Assets
Placements with and advances to credit institutions
Cash and cash equivalents	5,415	598	-	6,013	5,789	535	-	6,324
Other placements with and advances to credit institutions	18,780	-	-	18,780	12,405	-	-	12,405
Debt securities
At fair value through profit or loss	1,357	-	-	1,357	962	-	-	962
At amortised cost	9,480	-	-	9,480	8,392	-	-	8,392
	35,032	598	-	35,630	27,548	535	-	28,083
Other financial assets
Derivative financial instruments	5,709	-	-	5,709	5,561	-	-	5,561
Other financial assets	2,071	153	(152)	2,072	938	106	(105)	939
	7,780	153	(152)	7,781	6,499	106	(105)	6,500
Loan investments
Loans at amortised cost	35,627	-	-	35,627	32,948	-	-	32,948
Less: Provisions for impairment	(1,596)	-	(4)	(1,600)	(1,830)	-	(1)	(1,831)
Loans at fair value through other comprehensive income	790	-	-	790	1,024	-	-	1,024
Loans at fair value through profit or loss	945	-	-	945	843	-	-	843
	35,766	-	(4)	35,762	32,985	-	(1)	32,984
Share investments
At fair value through profit or loss	6,479	60	-	6,539	5,566	54	-	5,620
At fair value through other comprehensive income	191	-	-	191	157	-	-	157
	6,670	60	-	6,730	5,723	54	-	5,777
Intangible assets	164	-	-	164	152	-	-	152
Property and equipment	400	-	-	400	426	-	-	426
Total assets	85,812	811	(156)	86,467	73,333	695	(106)	73,922

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	1,396	-	-	1,396	911	-	-	911
Debts evidenced by certificates	53,838	-	-	53,838	44,298	-	-	44,298
	55,234	-	-	55,234	45,209	-	-	45,209
Other financial liabilities
Derivative financial instruments	4,084	-	-	4,084	4,939	-	-	4,939
Other financial liabilities	1,958	48	(173)	1,833	1,588	36	(118)	1,506
	6,042	48	(173)	5,917	6,527	36	(118)	6,445
Total liabilities	61,276	48	(173)	61,151	51,736	36	(118)	51,654

Members’ equity
Paid-in capital	7,438	-	-	7,438	6,218	-	-	6,218
Reserves and retained earnings	17,098	763	17	17,878	15,379	659	12	16,050
Total members’ equity	24,536	763	17	25,316	21,597	659	12	22,268
Total liabilities and members’ equity	85,812	811	(156)	86,467	73,333	695	(106)	73,922

72 EBRD Financial Report 2024

Segment revenues – geographic

The Bank’s activities are divided into nine regions for internal management purposes.

	Segment revenue 2024 € million	Segment revenue 2023 € million
Central Asia[79]	478	571
Central Europe and the Baltic states[80]	555	582
Cyprus and Greece	145	225
Eastern Europe and the Caucasus[81]	396	466
Russia	42	69
South-eastern Europe[82]	494	567
Southern and eastern Mediterranean[83]	451	488
Türkiye	930	711
Other OECD[84]	1,891	1,463
Total	5,382	5,142

Revenues are attributed to regions on the basis of the location in which a project operates and include fair value movements on financial assets carried at fair value through profit and loss.

4.Net interest income

	2024 € million	Restated[85] 2023 € million
Banking loans
•At amortised cost	2,280	2,473
•At fair value through other comprehensive income	37	36
•At fair value through profit or loss	13	17
Interest income from Banking loans	2,330	2,526
Debt securities at amortised cost	493	437
Reverse repurchase agreements	324	240
Cash and short-term funds	871	626
Other	349	71
Interest income from fixed income debt securities and other interest	2,037	1,374
Net interest income on derivatives	-	225
Debts evidenced by certificates	(2,632)	(2,237)
Amounts owed to credit institutions	(69)	(49)
Other	(7)	(5)
Interest expense and similar charges	(2,708)	(2,291)
Net interest expense on derivatives	(201)	-
Net interest income	1,458	1,834

79Kazakhstan, Kyrgyz Republic, Mongolia, Tajikistan, Turkmenistan and Uzbekistan.

80Croatia, Czechia, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic and Slovenia.

81Armenia, Azerbaijan, Belarus, Georgia, Moldova and Ukraine.

82Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Montenegro, North Macedonia, Romania and Serbia.

83Egypt, Jordan, Lebanon, Morocco and Tunisia.

84Other member countries of the Organisation for Economic Co-operation and Development that are not included within the other categories. www.oecd.org/about/membersandpartners/.

85The disclosure of interest income from Banking loans for 2023 has been restated in correction of an error in the previous presentation. Under the previous presentation, €253 million of interest income attributable to loans at amortised cost was incorrectly disclosed as being interest from loans at fair value through comprehensive income. There was no error in the overall level of interest income disclosed nor in the classification of the underlying loans.

EBRD Financial Report 2024 73

5.Net fee and commission income

The main components of net fee and commission income are as follows:

	2024 € million	2023 € million
Banking loan commitment charges	63	57
Other Banking loan fee income	10	12
Banking equity fee income	16	36
Trade finance fee income	25	24
Other fee income	22	15
Fee and commission income	136	144
Risk participation fees	(31)	(28)
Banking equity fee expense	(13)	(6)
SSF – net technical cooperation expenses	(52)	(50)
SSF – disbursements for investment grants	(13)	(29)
SSF – incentive fees	(4)	(3)
Other fee expenses	(1)	(1)
Fee and commission expense	(114)	(117)
Net fee and commission income	22	27

6.Net gains from share investments at fair value through profit or loss

	2024 € million	2023 € million
Net gains from listed share investments	381	339
Net gains from unlisted share investments	428	586
Net (losses)/gains from equity derivatives	(54)	41
Net movement in the Equity Participation Fund[86]	(30)	(47)
Net gains from share investments at fair value through profit or loss	725	919

7.Net gains/(losses) from loans

	2024 € million	2023 € million
Gains from loans at fair value through profit or loss	43	13
Gains from loans at fair value through other comprehensive income	3	-
Gains/(losses) from loans at amortised cost	2	(18)
Net gains/(losses) from loans	48	(5)

During the year the Bank sold €195 million of loans held at amortised cost (2023: €268 million).

8.Net gains from Treasury assets held at amortised cost

	2024 € million	2023 € million
Net gains from debt securities at amortised cost	1	1
Net gains from Treasury assets held at amortised cost	1	1

During the year the Bank sold €208 million of debt securities held at amortised cost (2023: €213 million).

86For more information on the Equity Participation Fund, see page 95 in note 32.

74 EBRD Financial Report 2024

9.Net gains from Treasury activities at fair value through profit or loss and foreign exchange

	2024 € million	2023 € million
Debt buy-backs and termination of related derivatives	3	10
Net gains from debt securities held at fair value through profit and loss	52	88
Net gains from other trading activities	14	85
Allocated trading gain	12	27
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	81	210

10.Fair value movement on non-qualifying and ineffective hedges

	2024 € million	2023 € million
Hedge ineffectiveness recognised in the income statement from
Fair value hedges – interest rate risk	(102)	(113)
Hedge ineffectiveness	(102)	(113)
Fair value movement on non-qualifying hedges	(144)	(441)
Fair value movement on non-qualifying and ineffective hedges	(246)	(554)

The hedging practices and accounting treatment are disclosed under “Derivative financial instruments and hedge accounting” on page 22 in the “Accounting policies and judgements” section of this report.

The fair value movement on non-qualifying and ineffective hedges represents an accounting mismatch in respect of hedging relationships undertaken by the Bank that either do not qualify for hedge accounting or do not fully offset when measured in accordance with IFRS. This difference will reverse over time as the underlying deals approach their maturities.

Fair value hedges – one-to-one hedge relationships

The Bank applies hedge accounting where there is an identifiable, one-to-one relationship between a hedging derivative instrument and a hedged cash instrument. These relationships predominantly arise within the context of the Bank’s borrowing activities in which the Bank’s issued bonds are combined with swaps to achieve floating-rate debt in the currency sought by the Bank. While such hedges are matched in cash flow terms, different valuation methodologies may apply to such cash flows, depending on market conventions for pricing different types of instrument.

One example of such a difference is a pricing component of currency swaps known as the basis swap spread, which is not applied to the related hedged bond. This component is a feature of supply and demand requirements for other currencies relative to the US dollar or the euro. To reduce the level of income statement volatility due to this factor, the Bank, under IFRS 9, elects to recognise these movements in hedging swap valuations in the statement of other comprehensive income. These amounts are then released to the income statement as hedge ineffectiveness over the life of the hedging relationship. Other pricing differentials between the hedging instruments and the hedged items are recognised directly in the income statement.

The following tables provide information regarding instruments in designated hedge relationships.

Hedging instruments	Notional 2024 € million	Carrying amount Assets 2024 € million	Carrying amount Liabilities 2024 € million	Changes in fair value used for calculating hedge ineffectiveness 2024 € million
Fair value hedges – interest rate risk	43,684	2,733	(3,037)	531
Cash flow hedges – foreign exchange risk	-	-	-	(13)
Cash flow hedges – interest rate risk	13,080	364	(2)	74
	56,764	3,097	(3,039)	592

EBRD Financial Report 2024 75

Hedging instruments	Notional 2023 € million	Carrying amount Assets 2023 € million	Carrying amount Liabilities 2023 € million	Changes in fair value used for calculating hedge ineffectiveness 2023 € million
Fair value hedges – interest rate risk	36,063	2,985	(3,604)	808
Cash flow hedges – foreign exchange risk	243	-	(1)	(9)
Cash flow hedges – interest rate risk	12,000	358	(32)	(384)
	48,306	3,343	(3,637)	415

The notional amount of the hedging instruments is profiled by timing of repayment in the following table.

Notional 2024	Less than 1 month € million	1-3 months € million	3 months–1 year € million	1-5 years € million	More than 5 years € million
Fair value hedges – interest rate risk	1,750	2,652	11,400	15,783	12,099
Cash flow hedges – foreign exchange risk	-	-	-	-	-
Cash flow hedges – interest rate risk	-	-	-	13,080	-
	1,750	2,652	11,400	28,863	12,099

Notional 2023	Less than 1 month € million	1-3 months € million	3 months–1 year € million	1-5 years € million	More than 5 years € million
Fair value hedges – interest rate risk	2,724	1,814	7,586	16,880	7,059
Cash flow hedges – foreign exchange risk	41	81	121	-	-
Cash flow hedges – interest rate risk	-	-	-	12,000	-
	2,765	1,895	7,707	28,880	7,059

The carrying value of the Bank’s hedging instruments is reported within derivative financial instruments on the balance sheet.

Hedged items	Carrying amount 2024 € million	Accumulated hedge adjustments 2024 € million	Changes in fair value used for calculating hedge ineffectiveness 2024 € million
Fair value hedges – interest rate risk – assets	6,325	(190)	98
Fair value hedges – interest rate risk – liabilities	(38,076)	45	(731)
			(633)
Cash flow hedges – foreign exchange risk			13
Cash flow hedges – interest rate risk			(74)
			(694)

Hedged items	Carrying amount 2023 € million	Accumulated hedge adjustments 2023 € million	Changes in fair value used for calculating hedge ineffectiveness 2023 € million
Fair value hedges – interest rate risk – assets	6,270	(280)	198
Fair value hedges – interest rate risk – liabilities	(31,714)	595	(1,119)
			(921)
Cash flow hedges – foreign exchange risk			9
Cash flow hedges – interest rate risk			384
			(528)

The carrying value of the Bank’s hedged items is reported on the balance sheet within debt securities in the case of hedged assets, and debts evidenced by certificates in the case of hedged liabilities. There are no accumulated hedged adjustments on assets or liabilities that have ceased to be adjusted for hedging gains and losses (2023: €nil).

Cash flow hedges

The Bank applies cash flow hedge accounting to the following transactions:

•The Bank typically hedges on an annual basis to minimise the exchange rate risk associated with incurring administrative expenses in pound sterling (the expenses hedge). At 31 December 2024 the Bank had not yet hedged the projected sterling expenditure for 2025.

76 EBRD Financial Report 2024

•The Bank also hedges the variability of the interest income that it expects to receive from forecast euro-denominated transactions (the capital hedge). At 31 December 2024 a portion of the income from anticipated future euro-denominated transactions was hedged until 2027.

The determination of the economic relationship between the hedged item and the hedging instrument for the purposes of assessing hedge effectiveness is performed upon initial recognition of the hedging instrument.

•For the expenses hedge, to hedge the variability of the euro equivalent value of the cash flows administrative expenses in pound sterling, a hedging instrument is entered into where the expected pound sterling cash flows will be exchanged for a fixed euro amount.

•For the capital hedge, to hedge the variability of the Bank’s euro interest cash flows owing to changes in euro interest rates, a hedging instrument is entered into where the floating rate euro interest income is swapped to a fixed euro return.

In both cases, the variability of the cash flows on the hedged item and the variability of the cash flows on the hedging instrument will generally move in an equal and opposite direction in response to changes in the same hedged risk. The hedge ratios for these cash flow hedges are established as follows:

•For the expenses hedge, the hedging instrument’s notional amount will equate to the portion of the projected sterling expenditure to be hedged.

•For the capital hedge, the hedging instrument’s notional amount will equate to the expected value of the euro-denominated assets on the balance sheet from which the variable interest income cash flows will be generated.

The principal sources of potential hedge ineffectiveness in these cash flow hedges include:

•for the expenses hedge, differences in either the timing or amount of the cash flows between projected sterling expenditure and actual sterling expenditure

•for the capital hedge, the changes in the projected euro cash flows as a result of losses causing the Bank to hold a lower than projected amount of euro assets; or changes in the Bank’s business model to fix euro interest income for longer periods than anticipated.

The table below analyses the amounts recognised in other comprehensive income attributable to cash flow hedges. There are no amounts in the revaluation reserve relating to cash flow hedges where hedge accounting is no longer applied (2023: €nil). In 2024 no gain or loss was recognised as ineffectiveness in the income statement arising from cash flow hedges, as was the case in 2023.

Cash flow hedges	2024 € million	2023 € million
Fair value movements recognised in other comprehensive income	(9)	351
Amounts reclassified to general administrative expenses offsetting hedged FX movements	11	(7)
Amounts reclassified to interest income offsetting hedged interest rate movements	(74)	40
(Losses)/gains on cash flow hedges recognised in other comprehensive income	(72)	384

Fair value hedges – portfolio hedging

In addition to the one-to-one hedge relationships for which the Bank applies hedge accounting, it also hedges interest rate risk across total assets and liabilities on a portfolio basis, for which hedge accounting is not applied. This activity results in the gains or losses arising on the hedging derivative instruments being recognised in the periods in which they occur, while the offsetting impact deriving from the hedged cash instruments will accrue over a different timescale in keeping with the interest rates applicable to the specific periods for those instruments. The gains or losses on the hedging instruments are disclosed as fair value movement on non-qualifying hedges.

EBRD Financial Report 2024 77

11.Impairment provisions on Banking loan investments87

(Charge)/release for the year	2024 € million	2023 € million
Impairment of loan investments at amortised cost in Stages 1 and 2	(51)	170
Impairment of loan investments at amortised cost in Stage 3[88]	128	(64)
Associated hedging costs[89]	(7)	(4)
Provisions for impairment of Banking loan investments at amortised cost	70	102
Impairment of loan investments at fair value through other comprehensive income in Stages 1 and 2	(1)	2
Impairment of loan investments at fair value through other comprehensive income in Stage 3	42	(4)
Provisions for impairment of Banking loan investments	111	100

Movement in provisions	2024 € million	2023 € million
At 1 January	(1,831)	(2,075)
Release for the year to the income statement[90]	77	102
Accrued interest income written off on newly credit-impaired loans	7	5
Unwinding of the discount on expected future cash flows of Stage 3 assets	40	37
Foreign exchange adjustments	(30)	33
Release against amounts written off	141	67
Recovery of amounts previously written off	(4)	-
At 31 December	(1,600)	(1,831)
Analysed between
Stage 1 and 2 provisions for non-sovereign loan investments at amortised cost	(448)	(357)
Stage 1 and 2 provisions for sovereign loan investments at amortised cost	(183)	(220)
Stage 3 provisions for loan investments at amortised cost	(969)	(1,254)
At 31 December	(1,600)	(1,831)

For the purpose of calculating impairment in accordance with IFRS 9, loans at amortised cost are grouped in three stages.

•Stage 1: Loans are originated in Stage 1. In this stage impairment is calculated on a portfolio basis and equates to the expected credit loss from these assets over a 12-month horizon.

•Stage 2: Loans for which there has been a significant increase in credit risk since inception, but which are still performing loans, are grouped in Stage 2. In this stage impairment is calculated on a portfolio basis and equates to the lifetime expected credit loss from these assets.

•Stage 3: Loans for which there is specific evidence of impairment are grouped in Stage 3. In this stage the lifetime expected credit loss is specifically calculated for each individual asset.

87Provisions for loans held at fair value through other comprehensive income equated to €126 million (2023: €204 million). These provisions form part of the overall balance for loans at fair value through other comprehensive income on the balance sheet.

88Comprising €106 million of new provisions against €230 million of released provisions (2023: €262 million against €198 million respectively).

89Provisions raised in non-euro currencies create foreign exchange exposures which Treasury hedges. To the extent that these hedges are transacted at different rates to the rates applied by the Bank’s accounting system to translate the provisions into the euro equivalent amounts, the difference is recognised as part of the overall provision charge in the income statement.

90Excludes provisions for guarantees which are recorded in other liabilities and hedging costs recorded as changes in the fair value of hedging instruments.

78 EBRD Financial Report 2024

Set out below is an analysis of the movements in the Banking loan investments held at amortised cost and the associated impairment loss allowances for each of the stages of impairment.

Movement in ECL – amortised cost loans	12-month ECL (Stage 1) 2024 € million	Lifetime ECL (Stage 2) 2024 € million	Lifetime ECL (Stage 3) 2024 € million	Total 2024 € million
At 1 January	80	497	1,254	1,831
New loans and disbursements	19	34	-	53
Transfer to Stage 1	6	(71)	-	(65)
Transfer to Stage 2 – significant increase in credit risk	(14)	60	(20)	26
Transfer to Stage 3 – credit-impaired	(1)	(11)	107	95
ECL release – repayments/settlements	(3)	(13)	(173)	(189)
ECL release – write-offs	-	-	(141)	(141)
Changes in model or risk parameters[91]	60	(16)	(86)	(42)
Foreign exchange and other movements	2	2	28	32
At 31 December	149	482	969	1,600

Movement in loans at amortised cost	Loans Stage 1 2024 € million	Loans Stage 2 2024 € million	Loans Stage 3 2024 € million	Total 2024 € million
At 1 January	25,625	4,934	2,389	32,948
Disbursements	10,378	1,032	283	11,693
Transfer to Stage 1	2,020	(2,020)	-	-
Transfer to Stage 2 – significant increase in credit risk	(1,761)	1,861	(100)	-
Transfer to Stage 3 – credit-impaired	(15)	(347)	362	-
Repayments/settlements	(6,887)	(1,702)	(733)	(9,322)
Write-offs	-	-	(141)	(141)
Remeasurement of previously impaired loans	-	46	-	46
Foreign exchange and other movements	334	39	30	403
At 31 December	29,694	3,843	2,090	35,627

Movement in ECL – amortised cost loans	12-month ECL (Stage 1) 2023 € million	Lifetime ECL (Stage 2) 2023 € million	Lifetime ECL (Stage 3) 2023 € million	Total 2023 € million
At 1 January	112	649	1,314	2,075
New loans and disbursements	46	-	-	46
Transfer to Stage 1	6	(49)	-	(43)
Transfer to Stage 2 – significant increase in credit risk	(22)	66	23	67
Transfer to Stage 3 – credit-impaired	-	(18)	149	131
ECL release – repayments/settlements	(5)	(19)	(73)	(97)
ECL release – write-offs	-	-	(67)	(67)
Changes in model or risk parameters	(54)	(138)	(68)	(260)
Foreign exchange and other movements	(3)	6	(24)	(21)
At 31 December	80	497	1,254	1,831

Movement in loans at amortised cost	Loans Stage 1 2023 € million	Loans Stage 2 2023 € million	Loans Stage 3 2023 € million	Total 2023 € million
At 1 January	22,342	5,401	2,189	29,932
Disbursements	10,375	604	747	11,726
Transfer to Stage 1	885	(885)	-	-
Transfer to Stage 2 – significant increase in credit risk	(1,359)	1,486	(127)	-
Transfer to Stage 3 – credit-impaired	-	(298)	298	-
Repayments/settlements	(6,514)	(1,503)	(613)	(8,630)
Write-offs	-	-	(67)	(67)
Remeasurement of previously impaired loans	-	52	-	52
Foreign exchange and other movements	(104)	77	(38)	(65)
At 31 December	25,625	4,934	2,389	32,948

91Changes in model or risk parameters includes those changes captured through the PMA.

EBRD Financial Report 2024 79

Set out below is an analysis of the movements in the Banking loan investments held at fair value through other comprehensive income and the associated impairment loss allowances for each of the stages of impairment.

Movement in ECL – loans at fair value through other comprehensive income	12-month ECL (Stage 1) 2024 € million	Lifetime ECL (Stage 2) 2024 € million	Lifetime ECL (Stage 3) 2024 € million	Total 2024 € million
At 1 January	1	51	152	204
Transfer to Stage 3 – credit-impaired	-	(1)	1	-
ECL release – write-offs	-	-	(47)	(47)
Changes in model or risk parameters	-	7	(43)	(36)
Foreign exchange and other movements	-	4	1	5
At 31 December	1	61	64	126

Movement in loans at fair value through other comprehensive income	Loans Stage 1 2024 € million	Loans Stage 2 2024 € million	Loans Stage 3 2024 € million	Total 2024 € million
At 1 January	855	78	91	1,024
Repayments/settlements	(241)	(1)	(92)	(334)
Transfer to Stage 3 – credit-impaired	-	(25)	25
Movement in ECL	-	(10)	88	78
Write-offs	-	-	(47)	(47)
Movement in fair value revaluation	49	4	-	53
Foreign exchange and other movements	13	1	2	16
At 31 December	676	47	67	790

Movement in ECL – loans at fair value through other comprehensive income	12-month ECL (Stage 1) 2023 € million	Lifetime ECL (Stage 2) 2023 € million	Lifetime ECL (Stage 3) 2023 € million	Total 2023 € million
At 1 January	2	54	157	213
Transfer to Stage 1	-	(1)	-	(1)
Transfer to Stage 2 – significant increase in credit risk	-	-	-	-
Changes in model or risk parameters	(1)	(2)	(7)	(10)
Foreign exchange and other movements	-	-	2	2
At 31 December	1	51	152	204

Movement in loans at fair value through other comprehensive income	Loans Stage 1 2023 € million	Loans Stage 2 2023 € million	Loans Stage 3 2023 € million	Total 2023 € million
At 1 January	1,021	73	89	1,183
Transfer to Stage 1	37	(37)	-	-
Transfer to Stage 2 – significant increase in credit risk	(25)	25	-	-
Repayments/settlements	(320)	(1)	-	(321)
Movement in ECL	1	3	5	9
Movement in fair value revaluation	138	10	-	148
Foreign exchange and other movements	3	5	(3)	5
At 31 December	855	78	91	1,024

12.General administrative expenses

	2024 € million	2023 € million
Personnel costs	(402)	(358)
Overhead expenses	(124)	(126)
General administrative expenses	(526)	(484)
Deferral of direct costs related to loan origination	4	5
Net general administrative expenses	(522)	(479)

The Bank’s expenses are predominantly incurred in pound sterling. The pound sterling equivalent of the Bank’s general administrative expenses, excluding depreciation and amortisation, totalled £465 million (2023: £432 million).

80 EBRD Financial Report 2024

The following fees for work performed by the Bank’s external auditors in relation to the Bank were included in overhead expenses:

Audit and assurance services	2024 € 000	2023[92] € 000
Audit of the Bank	(1,824)	(1,701)
Internal controls framework assurance	(418)	(470)
Retirement plan audit	(53)	(34)
Audit and assurance services[93]	(2,295)	(2,205)

13.Placements with and advances to credit institutions

Analysed between	2024 € million	2023 € million
Cash and cash equivalents	6,013	6,324
Other current placements and advances	18,780	12,405
At 31 December	24,793	18,729

Cash and cash equivalents are those placements and advances which have an original tenor equal to, or less than, three months. “Current” is defined as those assets maturing, or liabilities due, within the next 12 months. All other assets or liabilities are “non-current”.

Of the total cash and cash equivalents held at 31 December 2024, €604 million was held by the SSF (2023: €185 million). Cash and cash equivalents held in the SSF are not immediately available for use by the Bank for purposes unrelated to the SSF. In accordance with the rules of the SSF, the Board of Directors may decide to terminate the Fund. Upon termination any net resources of the SSF, having taken into account all actual or contingent losses or liabilities of the SSF, would be returned to the Bank’s ordinary capital resources.

Also within the 31 December 2024 cash and cash equivalents balance is €44 million (2023: €18 million) of “restricted cash”. The restricted cash cannot be transferred out of Russia.

14.Debt securities

	2024 € million	2023 € million
Debt securities at fair value through profit or loss	1,357	962
Debt securities at amortised cost	9,480	8,392
At 31 December	10,837	9,354

Analysed between
Current	2,918	2,209
Non-current	7,919	7,145
At 31 December	10,837	9,354

There were no impairment losses relating to debt securities in 2024 (2023: €nil).

92Immaterial fees relevant for the 2023 audit which were agreed after the finalisation of the 2023 financial report have now been included in the 2023 balance for disclosure in this report.

93The external auditor also provided audit services amounting to €1.9 million (2023: €1.4 million) relating to non-consolidated funds administered by the Bank, and non-audit services provided to the Bank and the funds it administers of €2.1 million (2023: €3.4 million).

EBRD Financial Report 2024 81

15.Other financial assets

	2024 € million	2023 € million
Fair value of derivatives designated as fair value hedges	2,733	2,985
Fair value of derivatives designated as cash flow hedges	364	358
Fair value of portfolio derivatives not designated as hedges	2,473	1,981
Fair value of derivatives held in relation to the banking portfolio	139	237
Interest receivable	743	686
Paid-in capital receivable	1,025	3
Net pension asset	110	52
Guarantee assets	78	43
Other	116	155
At 31 December	7,781	6,500
Analysed between
Current	2,418	1,880
Non-current	5,363	4,620
At 31 December	7,781	6,500

16. Banking loan investments at amortised cost

	Sovereign loans 2024 € million	Non-sovereign loans 2024 € million	Total loans 2024 € million	Sovereign loans 2023 € million	Non-sovereign loans 2023 € million	Total loans 2023 € million
At 1 January	8,090	24,858	32,948	6,797	23,135	29,932
Disbursements	2,146	9,547	11,693	2,653	9,073	11,726
Repayments and prepayments	(1,656)	(7,666)	(9,322)	(1,514)	(7,116)	(8,630)
Remeasurement of previously impaired loans	-	46	46	-	52	52
Foreign exchange movements	91	500	591	(90)	(345)	(435)
Movement in effective interest rate adjustment	(50)	(138)	(188)	244	126	370
Written off	-	(141)	(141)	-	(67)	(67)
At 31 December	8,621	27,006	35,627	8,090	24,858	32,948
Impairment at 31 December	(364)	(1,236)	(1,600)	(456)	(1,375)	(1,831)
Total net of impairment at 31 December	8,257	25,770	34,027	7,634	23,483	31,117
Analysed between
Current			6,117			5,787
Non-current			27,910			25,330
Total net of impairment at 31 December			34,027			31,117

At 31 December 2024 the Bank categorised 137 loan investments at amortised cost as Stage 3 credit-impaired, with operating assets totalling €2,090 million (2023: 164 loans totalling €2,389 million). Stage 3 impairment on these assets amounted to €969 million (2023: €1,254 million).

17. Banking loan investments at fair value through other comprehensive income

Non-sovereign loans	2024 € million	2023 € million
At 1 January	1,024	1,183
Movement in fair value revaluation	48	148
Movement in expected credit loss	83	9
Capitalised interest	7	7
Repayments and prepayments	(334)	(321)
Foreign exchange movements	11	12
Movement in effective interest rate adjustment	(2)	(14)
Written off	(47)	-
At 31 December	790	1,024
Analysed between
Current	128	169
Non-current	662	855
Total net of impairment at 31 December	790	1,024

At 31 December 2024 the Bank categorised two loan investments at fair value through other comprehensive income as Stage 3 credit-impaired, with operating assets totalling €136 million (2023: two loans totalling €248 million).

82 EBRD Financial Report 2024

18. Banking loan investments at fair value through profit or loss

	Sovereign 2024 € million	Non-sovereign 2024 € million	Total 2024 € million	Sovereign 2023 € million	Non-sovereign 2023 € million	Total 2023 € million
At 1 January	40	803	843	42	705	747
Movement in fair value revaluation	(5)	4	(1)	1	13	14
Disbursements	-	134	134	-	152	152
Repayments and prepayments	-	(60)	(60)	-	(57)	(57)
Foreign exchange movements	5	24	29	(3)	(7)	(10)
Written off	-	-	-	-	(3)	(3)
At 31 December	40	905	945	40	803	843
Analysed between
Current			109			76
Non-current			836			767
At 31 December			945			843

At 31 December 2024 the Bank categorised seven loan investments at fair value through profit or loss as non-performing, with operating assets of €106 million (2023: six loans with operating assets of €99 million). Net fair value losses on these assets amounted to €66 million (2023: €59 million).

19. Share investments at fair value through profit or loss

	Fair value Unlisted 2024 € million	Fair value Listed 2024 € million	Fair value Total 2024 € million	Fair value Unlisted 2023 € million	Fair value Listed 2023 € million	Fair value Total 2023 € million
Outstanding disbursements
At 1 January	3,278	1,460	4,738	3,381	1,432	4,813
Disbursements	772	184	956	448	75	523
Disposals	(405)	(103)	(508)	(527)	(55)	(582)
Transfers from unlisted to listed	(1)	1	-	(8)	8	-
Written off	(57)	-	(57)	(16)	-	(16)
At 31 December	3,587	1,542	5,129	3,278	1,460	4,738
Fair value adjustment
At 1 January	821	61	882	325	(253)	72
Movement in fair value revaluation	342	186	528	496	314	810
At 31 December	1,163	247	1,410	821	61	882

Fair value at 31 December	4,750	1,789	6,539	4,099	1,521	5,620

Summarised financial information on share investments where the Bank owned greater than, or equal to, 20 per cent of the investee share capital at 31 December 2024 (venture capital associates), is detailed in note 31 on “Related parties” on page 92.

20. Treasury share investments at fair value through other comprehensive income

Treasury holds a strategic share investment in the Currency Exchange Fund N.V. for the purposes of accessing hedging and risk management products in the currencies of less developed markets. The Bank also has a purely nominal shareholding in SWIFT as membership is required to participate in this international payments system.

Share investment designated at fair value through other comprehensive income	2024 € million	2023 € million
The Currency Exchange Fund N.V.	191	157
At 31 December	191	157

No dividend income was received on these share investments during 2024 (2023: €nil).

EBRD Financial Report 2024 83

21. Intangible assets

	Computer software development costs 2024 € million	Computer software development costs 2023 € million
Cost
At 1 January	324	288
Additions	42	36
At 31 December	366	324
Accumulated amortisation
At 1 January	(172)	(147)
Charge	(30)	(25)
At 31 December	(202)	(172)
Net book value at 31 December	164	152

22. Property and equipment

	Property 2024 € million	Office equipment 2024 € million	Right-of-use assets 2024 € million	Other 2024 € million	Total 2024 € million
Cost
At 1 January	138	26	329	33	526
Additions	2	2	6	-	10
Disposals	(1)	(1)	-	-	(2)
At 31 December	139	27	335	33	534
Accumulated depreciation
At 1 January	(22)	(15)	(48)	(15)	(100)
Charge	(8)	(4)	(21)	(2)	(35)
Disposals	-	1	-	-	1
At 31 December	(30)	(18)	(69)	(17)	(134)

Net book value at 31 December 2024	109	9	266	16	400

	Property 2023 € million	Office equipment 2023 € million	Right-of-use assets 2023 € million	Other 2023 € million	Total 2023 € million
Cost
At 1 January	132	27	323	33	515
Transfers	6	1	13	-	20
Disposals	-	(2)	(7)	-	(9)
At 31 December	138	26	329	33	526
Accumulated depreciation
At 1 January	(13)	(15)	(34)	(13)	(75)
Charge	(9)	(2)	(21)	(2)	(34)
Disposals	-	2	7	-	9
At 31 December	(22)	(15)	(48)	(15)	(100)

Net book value at 31 December 2023	116	11	281	18	426

84 EBRD Financial Report 2024

23.Borrowings

	2024 € million	Restated[94] 2023 € million
Amounts owed to credit institutions and other third parties
Amounts owed to credit institutions	(295)	(172)
Amounts held as collateral	(849)	(459)
Amounts held and managed on behalf of third parties[95]	(252)	(280)
At 31 December	(1,396)	(911)
Of which current:	(1,396)	(911)

24.Debts evidenced by certificates

The Bank’s outstanding debts evidenced by certificates are summarised below by currency. A significant proportion of the Bank’s debts evidenced by certificates are hedged in a one-to-one hedging relationship with a cross-currency swap. On these bond issuances, as the bond’s cash flows are offset by equivalent cash flows on the swap, the Bank’s funding costs are effectively incurred in the currency of the funding leg of the swap. The table below therefore also presents the outstanding debts evidenced by certificates by currency after factoring in these currency hedges.

	Bond denominations 2024 € million	Currency after swap 2024 € million	Bond denominations 2023 € million	Currency after swap 2023 € million
Australian dollar	(586)	-	(692)	-
Brazilian real	(713)	-	(791)	-
Chinese yuan	(839)	-	(613)	-
Euro	(9,626)	(11,199)	(8,086)	(11,316)
Georgian Lari	(599)	(557)	(217)	(138)
Indonesian rupiah	(838)	-	(918)	-
Indian rupee	(1,601)	-	(897)	-
Kazakh tenge	(1,035)	(951)	(1,434)	(1,095)
Mexican peso	(725)	-	(904)	-
New Turkish lira	(2,174)	-	(1,288)	-
Polish zloty	(718)	(646)	(542)	(226)
Pound sterling	(3,192)	(555)	(4,163)	(864)
Swedish krona	(979)	-	(1,050)	-
South African rand	(675)	-	(506)	-
United States dollar	(27,364)	(39,455)	(20,090)	(30,471)
Other currencies	(2,174)	(475)	(2,107)	(188)
At 31 December	(53,838)	(53,838)	(44,298)	(44,298)

Where the swap counterparty exercises a right to terminate the hedging swap prior to legal maturity, the Bank is committed to exercise the same right with its issued bond.

Analysed between	2024 € million	2023 € million
Current[96]	(13,475)	(10,463)
Non-current	(40,363)	(33,835)
Debts evidenced by certificates at 31 December	(53,838)	(44,298)

During the year the Bank redeemed €247 million of bonds and medium-term notes prior to maturity (2023: €541 million), generating a net gain of €3 million (2023: €10 million).

94In the previous presentation of this disclosure an amount was incorrectly disclosed as “managed on behalf of third parties” when it was in fact an amount “owed to credit institutions”. In correction of this error, there has been an €18 million increase in “Amounts owed to credit institutions” and an €18 million decrease in “Amounts held and managed on behalf of third parties”. There is no net change in the total balance of borrowings.

95See note 32 on page 93 for details of third parties.

96The classification of liabilities as current is determined by the expected time to maturity. For non-callable debt, this is based on the contractual maturity date; while for callable debt, this is a date between the next call date and the contractual maturity date, computed based on the weighted average probability distribution of future call dates including final maturity. At 31 December 2024, the amount of debt that was either due to contractually mature or was callable within the next 12 months was €18,840 million (2023: €14,455 million).

EBRD Financial Report 2024 85

The table below provides a reconciliation of the movements in borrowings (including amounts owed to credit institutions and other third parties and debts evidenced by certificates) for the year ended 31 December 2024, including both changes arising from cash flows and non-cash changes.97

For the year ended 31 December 2024	Opening balance 2024 € million	Net cash flows € million	Fair value hedging adjustment € million	Foreign exchange movements € million	Deals pending settlement € million	Closing balance 2024 € million
Borrowings	45,209	7,856	679	1,482	8	55,234

For the year ended 31 December 2023	Opening balance 2023 € million	Net cash flows € million	Fair value hedging adjustment € million	Foreign exchange movements € million	Deals pending settlement € million	Closing balance 2023 € million
Borrowings	43,989	1,599	1,055	(1,422)	(12)	45,209

25.Other financial liabilities

	2024 € million	2023 € million
Fair value of derivatives designated as fair value hedges	(3,037)	(3,604)
Fair value of derivatives designated as cash flow hedges	(2)	(33)
Fair value of portfolio derivatives not designated as hedges	(989)	(1,268)
Fair value of other derivatives held in relation to the banking portfolio	(56)	(34)
Interest payable	(688)	(495)
Amounts payable to the Equity Participation Fund	(322)	(282)
Lease liability	(365)	(344)
Guarantee liabilities	(100)	(66)
Other	(358)	(319)
At 31 December	(5,917)	(6,445)

Analysed between
Current	(1,747)	(1,954)
Non-current	(4,170)	(4,491)
At 31 December	(5,917)	(6,445)

26.Subscribed capital

	Number of shares 2024	Total 2024 € million	Number of shares 2023	Total 2023 € million
Authorised shared capital	3,400,000	34,000	3,000,000	30,000
of which
•Subscribed capital	3,098,437	30,984	2,976,077	29,761
•Unsubscribed capital	301,563	3,016	23,923	239
At 31 December	3,400,000	34,000	3,000,000	30,000

The Bank’s capital stock is divided into paid-in shares and callable shares. Each share has a par value of €10,000. In 2023, the Board of Governors approved an increase to the authorised capital stock of 400,000 new paid-in shares totalling €4.0 billion (Resolution No.265 adopted on 15 December 2023). Subscriptions to this capital increase may be made by members up to the subscription deadline of 30 June 2025. This deadline may be extended by up to an additional six months by a decision of the Board of Directors. All subscriptions to this capital increase are recognised as paid-in capital subject to subscribing members fulfilling their payment obligations. Subscriptions already received in 2024 became effective on 31 December 2024. The volume of additional subscriptions received in 2024 for the capital increase was €1,220 million. Subscribing members are required to pay in capital in annual instalments commencing on 30 April 2025 and ending on 30 April 2029. As at 31 December 2024, no payments had yet fallen due and €189 million had been prepaid.

97The Bank’s financing liabilities comprise debts evidenced by certificates and lease liabilities. A similar reconciliation of the movements in lease liabilities can be found on page 89 in note 29.

86 EBRD Financial Report 2024

Article 42.1 of the Agreement states that in the event of the termination of the Bank’s operations, the liability of all members for all uncalled subscriptions to the capital stock will continue until all claims of creditors, including all contingent claims, have been discharged. The Agreement allows for a member to withdraw from the Bank, in which case the Bank is required to repurchase the former member’s shares. No member has ever withdrawn its membership. The following table illustrates the movement in subscribed shares and paid-in capital in the year.

	Number of shares 2024	Total Capital 2024 € million	Number of shares 2023	Total Capital 2023 € million
At 1 January	2,976,077	29,760.77	2,975,874	29,758.74
•Subscriptions to general capital increase	121,954	1,219.54	-	-
•Other subscriptions	406	4.06	203	2.03
At 31 December	3,098,437	30,984.37	2,976,077	29,760.77

A statement of capital subscriptions showing the amount of paid-in and callable shares subscribed to by each member, together with the number of votes, is set out in the following table. Under Article 29 of the Agreement, the voting rights of members that have not paid any part of the amounts due in respect of their capital subscription are proportionately reduced until payment is made.

Statement of capital subscriptions

At 31 December 2024 Members	Total shares (number)	Resulting votes[98] (number)	Total capital € million	Callable capital € million	Paid-in capital € million
Albania	3,001	3,001	30.01	23.75	6.26
Algeria	203	203	2.03	1.66	0.37
Armenia	1,499	1,499	14.99	11.86	3.13
Australia	30,014	30,014	300.14	237.54	62.60
Austria	77,629	77,629	776.29	541.59	234.70
Azerbaijan	3,001	3,001	30.01	23.75	6.26
Belarus	6,002	6,002	60.02	47.50	12.52
Belgium	68,432	68,432	684.32	541.59	142.73
Benin	203	203	2.03	1.66	0.37
Bosnia and Herzegovina	5,071	5,071	50.71	40.14	10.57
Bulgaria	23,711	23,711	237.11	187.65	49.46
Canada	102,049	102,049	1,020.49	807.64	212.85
China	2,900	2,900	29.00	23.75	5.25
Côte d’Ivoire	203	203	2.03	1.66	0.37
Croatia	12,412	12,412	124.12	86.60	37.52
Cyprus	3,001	3,001	30.01	23.75	6.26
Czechia	29,053	29,053	290.53	202.69	87.84
Denmark	36,017	36,017	360.17	285.05	75.12
Egypt	3,087	3,087	30.87	22.82	8.05
Estonia	3,001	3,001	30.01	23.75	6.26
European Investment Bank	102,146	102,146	1,021.46	712.63	308.83
European Union	90,044	90,044	900.44	712.63	187.81
Finland	37,518	37,518	375.18	296.92	78.26
France	255,651	255,651	2,556.51	2,023.28	533.23
Georgia	3,404	3,404	34.04	23.75	10.29
Germany	255,651	255,651	2,556.51	2,023.28	533.23
Greece	19,508	19,508	195.08	154.39	40.69
Hungary	23,711	23,711	237.11	187.65	49.46
Iceland	3,001	3,001	30.01	23.75	6.26
India	986	986	9.86	8.07	1.79
Iraq	203	203	2.03	1.66	0.37
Ireland	10,214	10,214	102.14	71.26	30.88
Israel	19,508	19,508	195.08	154.39	40.69
Italy	255,651	255,651	2,556.51	2,023.28	533.23
Japan	290,011	290,011	2,900.11	2,023.28	876.83
Jordan	1,118	1,118	11.18	8.07	3.11
Kazakhstan	6,902	6,902	69.02	54.62	14.40
Republic of Korea	30,014	30,014	300.14	237.54	62.60
Kosovo	580	580	5.80	4.75	1.05

98The voting power of members who have failed to pay any part of the amount due in respect of their obligations in relation to paid-in shares has been adjusted down by a percentage corresponding to the percentage which the unpaid amount due bears to the total amount of paid-in shares subscribed to by that member. Consequently the overall number of exercisable votes is lower than the total amount of subscribed shares.

EBRD Financial Report 2024 87

At 31 December 2024 Members	Total shares (number)	Resulting votes[99] (number)	Total capital € million	Callable capital € million	Paid-in capital € million
Kyrgyz Republic	2,101	1,346	21.01	14.75	6.26
Latvia	3,001	3,001	30.01	23.75	6.26
Lebanon	986	986	9.86	8.07	1.79
Libya	986	986	9.86	8.07	1.79
Liechtenstein	599	599	5.99	4.74	1.25
Lithuania	3,404	3,404	34.04	23.75	10.29
Luxembourg	6,002	6,002	60.02	47.50	12.52
Malta	210	210	2.10	1.47	0.63
Mexico	4,501	4,501	45.01	34.50	10.51
Moldova	3,001	3,001	30.01	23.75	6.26
Mongolia	299	299	2.99	2.36	0.63
Montenegro	599	599	5.99	4.74	1.25
Morocco	2,795	2,795	27.95	19.35	8.60
Netherlands	84,439	84,439	844.39	589.10	255.29
New Zealand	1,050	1,050	10.50	7.00	3.50
North Macedonia	1,998	1,998	19.98	13.31	6.67
Norway	37,518	37,518	375.18	296.92	78.26
Poland	43,581	43,581	435.81	304.05	131.76
Portugal	12,605	12,605	126.05	99.76	26.29
Romania	16,343	16,343	163.43	114.02	49.41
Russia	120,058	120,058	1,200.58	950.17	250.41
San Marino	203	203	2.03	1.66	0.37
Serbia	14,031	14,031	140.31	111.05	29.26
Slovak Republic	14,528	14,528	145.28	101.36	43.92
Slovenia	7,141	7,141	71.41	49.82	21.59
Spain	102,049	102,049	1,020.49	807.64	212.85
Sweden	68,432	68,432	684.32	541.59	142.73
Switzerland	68,432	68,432	684.32	541.59	142.73
Tajikistan	2,101	2,101	21.01	14.75	6.26
Tunisia	986	986	9.86	8.07	1.79
Türkiye	39,153	39,153	391.53	273.16	118.37
Turkmenistan	210	210	2.10	1.47	0.63
Ukraine	24,011	24,011	240.11	190.03	50.08
United Arab Emirates	203	203	2.03	1.66	0.37
United Kingdom	290,011	290,011	2,900.11	2,023.28	876.83
United States of America	300,148	300,148	3,001.48	2,375.44	626.04
Uzbekistan	4,412	4,412	44.12	30.97	13.15
Capital subscribed by members	3,098,437	3,097,682	30,984.37	23,546.27	7,438.10

27.Reserves and retained earnings100

For the year ended 31 December 2024	Special reserve € million	Loan loss reserve € million	SEMED cooperation funds € million	SSF € million	Revaluation reserves € million	General reserves and retained earnings € million	Total € million
At 1 January	306	279	2	671	447	14,345	16,050
Net (loss)/profit for the year	-	-	-	(48)	-	1,792	1,744
Transfers of net income approved by the Board of Governors	-	-	-	157	-	(177)	(20)
Movement in loan loss reserve	-	54	-	-	-	(54)	-
Revaluation of share investments at fair value through other comprehensive income	-	-	-	-	34	-	34
Revaluation of loan investments at fair value through other comprehensive income	-	-	-	-	43	-	43
Changes in value of hedging instruments recognised in other comprehensive income – fair value hedges	-	-	-	-	40	-	40
Changes in value of hedging instruments recognised in other comprehensive income – cash flow hedges	-	-	-	-	(72)	-	(72)
Actuarial movements on defined benefit scheme	-	-	-	-	-	59	59
At 31 December	306	333	2	780	492	15,965	17,878

99The voting power of members who have failed to pay any part of the amount due in respect of their obligations in relation to paid-in shares has been adjusted down by a percentage corresponding to the percentage which the unpaid amount due bears to the total amount of paid-in shares subscribed to by that member. Consequently the overall number of exercisable votes is lower than the total amount of subscribed shares.

100The information presented in this table provides an alternative view to the consolidated statement of changes in equity (SOCIE) on page 17. The “Revaluation reserve” and “Hedging reserve” presented in the SOCIE equate to the “Revaluation reserves” presented in this table. The other reserves presented in this table equate to the “Actuarial remeasurement” and “Retained earnings” visible in the SOCIE.

88 EBRD Financial Report 2024

For the year ended 31 December 2023	Special reserve € million	Loan loss reserve € million	SEMED cooperation funds € million	SSF € million	Revaluation reserves € million	General reserves and retained earnings € million	Total € million
At 1 January	306	415	4	627	(374)	12,141	13,119
Net (loss)/profit for the year	-	-	-	(64)	-	2,162	2,098
Transfers of net income approved by the Board of Governors	-	-	-	108	-	(131)	(23)
Movement in loan loss reserve	-	(136)	-	-	-	136	-
Movement in SEMED cooperation funds allocation	-	-	(2)	-	-	2	-
Revaluation of share investments at fair value through other comprehensive income	-	-	-	-	17	-	17
Revaluation of loan investments at fair value through other comprehensive income	-	-	-	-	153	-	153
Changes in value of hedging instruments recognised in other comprehensive income – fair value hedges	-	-	-	-	267	-	267
Changes in value of hedging instruments recognised in other comprehensive income – cash flow hedges	-	-	-	-	384	-	384
Actuarial movements on defined benefit scheme	-	-	-	-	-	35	35
At 31 December	306	279	2	671	447	14,345	16,050

The special reserve is maintained, in accordance with Article 16 of the Agreement, for meeting losses arising from the Bank’s loan and equity investments and its guarantees. The special reserve was built up, in accordance with the Bank’s financial policies, by setting aside 100 per cent of qualifying fees and commissions received by the Bank associated with loans, guarantees and underwriting the sale of securities. In 2011 the Board of Directors decided that for the foreseeable future the size of the special reserve was adequate.

In 2005, the Bank created a loan loss reserve within members’ equity, to set aside an amount of retained earnings equal to the difference between the impairment losses expected over the life of the loan portfolio and the amount recognised on the Bank’s balance sheet in accordance with IFRS impairment rules.

The SEMED Cooperation Funds were established in 2011 for the purpose of providing technical assistance to member economies in the SEMED region.

The EBRD acquired control of the SSF on 31 December 2022 through a capital contribution from the members of the Bank. The amounts held in this reserve represent the incremental change in the reserves of the Bank as a result of the consolidation of the SSF.

The revaluation reserves contain fair value movements recognised on the Bank’s assets and liabilities that are recorded as other comprehensive income. These include:

•Fair value movements on financial assets classified at fair value through other comprehensive income. At 31 December 2024 there was an accumulated valuation gain of €149 million on these assets (2023: €66 million gain).

•Valuation adjustments on designated hedging instruments held by the Bank as fair value hedges that are attributable to movements in foreign currency basis spreads. These deferred gains or losses will be released from reserves over the remaining life of the hedging relationship. At 31 December 2024 there was a deferred gain of €63 million on these hedging instruments (2023: €23 million gain).

•Valuation adjustments on designated hedging instruments held by the Bank as cash flow hedges. These deferred gains or losses are released from reserves when the hedged cash flows occur. At 31 December 2024 there was a deferred gain of €285 million on designated cash flow hedges held in reserves (2023: €358 million gain).

General reserves and retained earnings represents all reserves except those amounts otherwise allocated to separate reserves, and it primarily comprises retained earnings.

During 2024, the Board of Governors approved the transfer of €177 million of net income to be allocated from ordinary capital resources to other purposes. This amount was reflected in the 2024 consolidated statement of changes in equity. Under Resolution No. 278 €157 million was allocated to the EBRD Shareholder Special Fund and €20 million was allocated as a contribution to the EBRD Trust Fund for the West Bank and Gaza.

EBRD Financial Report 2024 89

28.Undrawn commitments and guarantees

Analysis by instrument	2024 € million	2023 € million
Undrawn commitments
Loans	14,157	12,097
Share investments	1,783	1,719
At 31 December	15,940	13,816

Guarantees
Trade finance guarantees	1,949	1,682
Other guarantees	2,023	1,133
At 31 December	3,972	2,815

Undrawn commitments and guarantees at 31 December	19,912	16,631

29.Leases

The Bank leases its headquarters building in London and all of its Resident Office buildings in the countries in which it invests. These are standard commercial operating leases and can include renewal options, periodic rent reviews and are mostly non-cancellable in the normal course of business without the Bank incurring substantial penalties. The most significant lease is for the Bank’s headquarters building.

On 1 May 2019, the Bank entered into an “agreement for lease” for a 20-year lease, commencing in 2022, on a new headquarters building located in London. The Bank has the option to terminate this lease after 15 years.

Right-of-use assets	HQ lease 2024 € million	RO leases 2024 € million	Total 2024 € million
At 1 January	298	31	329
Additions	-	6	6
At 31 December	298	37	335

Depreciation
At 1 January	(38)	(10)	(48)
Charge	(13)	(8)	(21)
At 31 December	(51)	(18)	(69)
Net book value at 31 December	247	19	266

Right-of-use assets	HQ lease 2023 € million	RO leases 2023 € million	Total 2023 € million
At 1 January	298	25	323
Additions	-	13	13
Expired leases	-	(7)	(7)
At 31 December	298	31	329

Depreciation
At 1 January	(24)	(10)	(34)
Charge	(14)	(7)	(21)
Expired leases	-	7	7
At 31 December	(38)	(10)	(48)
Net book value at 31 December	260	21	281

Lease liabilities101	HQ lease 2024 € million	RO leases 2024 € million	Total 2024 € million
At 1 January	(324)	(20)	(344)
Interest expense	(4)	(1)	(5)
Lease payments	-	8	8
Additions	-	(6)	(6)
FX movements	(17)	(1)	(18)
At 31 December	(345)	(20)	(365)

101The Bank’s financing liabilities comprise debts evidenced by certificates and lease liabilities. A similar reconciliation of the movements in debts evidenced by certificates can be found in note 24 on page 83.

90 EBRD Financial Report 2024

Lease liabilities	HQ lease 2023 € million	RO leases 2023 € million	Total 2023 € million
At 1 January	(292)	(13)	(305)
Interest expense	(4)	(1)	(5)
Lease payments	(22)	7	(15)
Additions	-	(13)	(13)
FX movements	(6)	-	(6)
At 31 December	(324)	(20)	(344)

The table below outlines the undiscounted lease payments arising from the lease liabilities.

Future lease payments	Less than 1 year 2024 € million	1-5 years 2024 € million	5-10 years 2024 € million	Over 10 years 2024 € million	Total 2024 € million
Undiscounted future lease outflows	(8)	(105)	(116)	(173)	(402)
Implicit interest charge	4	14	12	7	37
Present value of lease liabilities	(4)	(91)	(104)	(166)	(365)

30.Staff retirement schemes

There are two retirement plans in operation. The FSP is a defined benefit scheme, to which only the Bank contributes. The MPP is a defined contribution scheme to which both the Bank and staff contribute, with Plan members making individual investment decisions. Both plans provide a lump sum benefit on leaving the Bank or at retirement age, meaning that retirement plan obligations to staff once they have left the Bank or retired are minimal (being limited to inflation adjustments on undrawn or deferred benefits under the FSP), and the value of the plan obligations is not materially sensitive to mortality projections.

Defined benefit scheme

A qualified actuary performs a full actuarial valuation of the FSP at least every three years using the projected unit method, with a more high-level interim valuation performed annually. The most recent full valuation was carried out on 30 June 2023 which, for the purposes of IAS 19: Employee Benefits, was rolled forward to 31 December 2024. The present value of the defined benefit obligation and current service cost was calculated using the projected unit credit method.

The primary risk associated with the FSP is that its assets will fall short of its liabilities. This risk, encompassing market risk and credit risk associated with its investments and the liquidity risk associated with the payment of defined obligations as they fall due, is borne by the Bank as the FSP is fully funded by the Bank. Responsibility for the investment strategy of the Scheme rests with the Retirement Plan Investment Committee (RPIC).

The aim of investment risk management is to minimise the risk of an overall reduction in the value of the FSP assets and to maximise the opportunity for gains across the whole investment portfolio. This is achieved through asset diversification to reduce exposure to market risk and credit risk to an acceptable level. For example, the non-cash and government bond investment holdings held by the FSP are fund-based investments that diversify their exposure to a number of underlying investments.

The RPIC passively manages credit risk by selecting investment funds that invest in gilts rather than corporate bonds. To mitigate against market risk the RPIC meets quarterly with the FSP’s investment adviser to review the performance of all of the funds against their benchmarks. No asset-liability matching strategies are undertaken in relation to the FSP.

If, at the effective date of any actuarial valuation, the value of the plan’s assets is less than the liabilities, it is the Bank’s policy to review the funding status of the FSP and decide if a recovery plan should be put in place. Typically, such a recovery plan would include either anticipated investment out-performance, additional contributions from the Bank, or both. In the event that the plan assets are estimated to have fallen below 90 per cent of the defined benefit obligation (DBO), the Bank would expect to make additional contributions to restore the funding of the plan to at least 90 per cent as soon as possible.

EBRD Financial Report 2024 91

Amounts recognised in the balance sheet are as follows:

	2024 € million	2023 € million
Fair value of plan assets	827	732
Present value of the defined benefit obligation	(717)	(683)
Net defined benefit asset at 31 December	110	49

Movement in the net defined benefit asset (included in “Other assets”):
At 1 January	49	21
Contributions paid102	50	43
Total expense as below	(48)	(50)
Remeasurement effects recognised in other comprehensive income	59	35
At 31 December	110	49

The amounts recognised in the income statement are as follows:

	2024 € million	2023 € million
Current service cost	(55)	(51)
Effect of exchange rate movement	3	1
Net interest income	4	-

Principal actuarial assumptions used:

	2024	2023
Discount rate	5.35%	4.50%
Expected return on plan assets	5.35%	4.50%
Price inflation	3.55%	3.45%
Salary increase (following year)	3.55%	6.05%
Future salary increases (beyond following year)	3.55%	3.45%
Weighted average duration of the defined benefit obligation	9 years	10 years

Sensitivity analysis on the key actuarial assumptions:

	Assumption	Sensitivity	(Decrease)/increase in DBO € million
Discount rate	5.35%	+0.5% pa	(26)
Discount rate	5.35%	-0.5% pa	28
Price inflation	3.55%	+0.25% pa	13
Price inflation	3.55%	-0.25% pa	(13)

These sensitivity analyses have been determined based on reasonably possible changes in the respective assumptions occurring at the end of the financial year, while holding all other assumptions constant. The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as the assumptions may be correlated.

Plan asset allocation	Listed 2024 € million	Unlisted 2024 € million	Total 2024 € million	Listed 2023 € million	Unlisted 2023 € million	Total 2023 € million
Equities	370	-	370	338	75	413
Index-linked bonds	452	-	452	260	-	260
Other	-	5	5	-	59	59
Fair value of plan assets	822	5	827	598	134	732

Changes in the present value of the defined benefit obligation are as follows:	2024 € million	2023 € million
Present value of defined benefit obligation at 1 January	(683)	(601)
Service cost	(55)	(51)
Interest cost	(31)	(30)
Effect of exchange rate movement	(36)	(12)
Actuarial gain/(loss) arising due to changes in assumptions103	59	(5)
Benefits paid	29	16
Present value of defined benefit obligation at 31 December	(717)	(683)

102Contributions for 2024 are expected to be €51 million.

103All actuarial losses relate to changes in financial assumptions.

92 EBRD Financial Report 2024

Changes in the fair value of plan assets are as follows:	2024 € million	2023 € million
Present value of plan assets at 1 January	732	622
Interest income on plan assets	35	30
Return on assets greater/(less) than discount rate	-	40
Effect of exchange rate movement	39	13
Contributions paid	50	43
Benefits paid	(29)	(16)
Present value of plan assets at 31 December	827	732

Experience gains and losses	2024 € million	2023 € million
Defined benefit obligation	(717)	(683)
Plan assets	827	732
Surplus	110	49
Experience (losses)/gains on plan liabilities:
Amount	(15)	64
Percentage of the present value of the plan liabilities	(2.1%)	9.4%
Actual return less expected return on plan assets:
Amount	-	40
Percentage of the present value of the plan assets	0.0%	5.5%

Defined contribution scheme

The charge recognised in the income statement under the MPP was €27 million (2023: €24 million) and is included in “General administrative expenses”.

Other long-term employee benefits

The Bank maintains a medical retirement benefit plan to provide staff retiring from the Bank, aged 50 or over and with at least seven years’ service, with a lump sum benefit to help purchase medical insurance cover. The total charge for the year was €15 million (2023: €8 million).

31.Related parties

The Bank has the following related parties:

Key management personnel

Key management personnel comprise: the President and other members of the Bank’s Executive Committee, Managing Directors and the Director of the President’s Office.

Salaries and other benefits payable to key management personnel in 2024 amounted to €19.1 million (2023: €19.1 million). This comprises salary and short-term employee benefits of €14.9 million (2023: €14.1 million), post-employment benefits of €3.7 million (2023: €3.6 million) and termination benefits of €0.5 million (2023: €1.4 million).

In pound sterling terms, the salaries and other benefits payable to key management personnel in 2024 amounted to £16.6 million (2023: £16.6 million), comprising salary and employee benefits of £13.0 million (2023: £12.3 million), post-employment benefits of £3.2 million (2023: £3.1 million) and termination benefits of £0.5 million (2023: £1.2 million).

Venture capital associates

The Bank, as a venture capital organisation, has invested in a number of associates that it accounts for at fair value through profit or loss. At 31 December 2024, according to the 2023 audited financial statements (and where these are not available, the most recent unaudited management information) from the investee companies, these venture capital associates had total assets of €20.7 billion (2023: €20.7 billion) and total liabilities of €14.4 billion (2023: €15.0 billion). For the year ended 31 December 2023, these associates had income of €2.7 billion (2022: €3.3 billion) and made a net profit of €0.8 billion before tax (2022: €0.7 billion loss).

In addition, as at 31 December 2024, the Bank had outstanding €99 million (2023: €48 million) of financing to these companies on which it had earned €7 million interest income during the year (2023: €2 million).

EBRD Financial Report 2024 93

In 2024 there were no associates deemed individually material104 to the Bank.

Special Funds

Special Funds are established in accordance with Article 18 of the Agreement Establishing the EBRD and are administered under the terms of the rules and regulations for each such Special Fund. Including the SSF, at 31 December 2024 the Bank administered 16 Special Funds (2023: 16 Funds). Excluding the SSF105 the aggregate pledged contributions and associated fees amounted to €4.3 billion (2023: €4.1 billion).

The Bank acts as manager and administrator of the Special Funds for which it receives management fees and recovers certain costs. In 2024 these fees amounted to €7.8 million (2023: €13.0 million) of which €4.6 million was receivable at 31 December 2024 (2023: €0.4 million).

The Bank obtains guarantees from certain Special Funds in respect of specific exposures arising in its trade finance portfolios for which it paid €nil in 2024 (2023: €nil). In addition, the Bank also benefits from fee-free guarantee arrangements with certain Special Funds for losses which it could potentially incur in its investment activities. The provision of these guarantees qualifies such Special Funds as unconsolidated structured entities within the meaning of IFRS 12. The Bank’s only exposure to these Special Funds would arise in the period between the default of the investment and the settlement of the guarantee. At 31 December 2024 the Bank had €259 million of such exposures (2023: €141 million).

The Board of Governors approves transfers of net income to Special Funds. No transfers were approved in 2024 (2023: €3 million). At 31 December 2024, no amounts previously allocated remained payable to the Special Funds (2023: €3 million).

The financial statements of each Special Fund are approved separately by the Board of Governors.

Trust Funds

On 10 May 2017 the Board of Directors established the Trust Fund for the West Bank and Gaza and the Multi-Donor Trust Fund for the West Bank and Gaza in accordance with Article 20.1 (vii) of the Agreement Establishing the EBRD. The Trust Funds are governed under the terms of the rules and guidelines for each such Trust Fund.

At 31 December 2024 the total pledged contributions to the Trust Fund for the West Bank and Gaza were €160 million (2023: €140 million). The total pledged contributions to the Multi-Donor Trust Fund for the West Bank and Gaza were €5.9 million (2023: €2.9 million).

The Bank acts as the administrator of both Trust Funds and is entitled to management and cost recovery fees. During 2024 these fees totalled €1.2 million (2023: €1.0 million), of which €0.3 million was receivable at 31 December 2024 (2023: €0.6 million).

The Board of Governors approves transfers of net income to Trust Funds. In 2024 transfers of €20 million were approved (2023: €20 million). At 31 December 2024, €20 million (2023: €20 million) of amounts previously allocated remained payable to the Trust Funds and were recognised as a liability on the Bank’s balance sheet.

The financial statements of the Trust Funds are approved separately by the Board of Governors.

Audit fees payable to the Bank’s auditors for the 2024 audits of the Special Funds and Trust Funds totalled €0.3 million (2023: €0.3 million).

32.Other fund agreements

Cooperation Funds

In addition to the Bank’s ordinary operations, the Special Funds programme and the Trust Funds, the Bank administers numerous bilateral and multilateral contribution agreements to provide technical assistance and investment support grants in the existing and potential economies in which it invests. These grants focus primarily on project preparation, project implementation (including goods and works), policy engagement, advisory services and training. The Bank also acts as a fund manager for donor-financed grants that can be accessed by other international financial institutions. The Bank acts as fund manager for the following funds: Eastern Europe Energy Efficiency and Environment Partnership Funds (E5P), European Western Balkans Joint Fund (EWBJF – under the Western Balkans Investment Framework), the Northern Dimension Environmental Partnership Fund (non-nuclear portion of a nuclear fund) and the Blue Mediterranean Partnership Cooperation Fund.

104Greater than one per cent of total members’ equity.

105All subsequent related party disclosures relating to Special Funds also exclude the SSF.

94 EBRD Financial Report 2024

The resources provided through cooperation contribution agreements are held separately from the ordinary capital resources of the Bank and are typically subject to external audit when required by the agreements.

In 2024 new agreements and replenishments of €0.9 billion (2023: €1.1 billion) were signed with donors and declared effective. Contributions of €663 million (2023: €550 million) were received, and disbursements of €226 million (2023: €206 million) paid out during the year. At 31 December 2024, the total number of open Cooperation Funds was 253 (2023: 248).

Nuclear Funds

The Bank also administers several funds relating to nuclear safety activities. Following the closure of the Chernobyl Shelter Fund and the Chernobyl Projects Monitoring Account, seven funds remain under active management.

The Nuclear Safety Account (NSA) was the first nuclear safety donor fund the Bank created in 1993 in response to a G7 initiative. The NSA initially funded nuclear safety and security improvement in the region prior to funding large scale decommissioning facilities such as the Interim Storage Facility for spent fuel (ISF-2).

As part of their accession to the European Union, Bulgaria, Lithuania and the Slovak Republic gave firm commitments to close and decommission their nuclear power plant units with RBMK and VVER 440/230 reactors. In 2000 the European Commission invited the Bank to administer three International Decommissioning Support Funds (IDSFs) to support decommissioning of these plants. The funds finance selected projects to help with the decommissioning of designated reactors. They also finance measures to facilitate the necessary restructuring, upgrading and modernisation of the energy production, transmission and distribution sectors and improvements in energy efficiency.

In 2003 the “nuclear window”106 of the Northern Dimension Environmental Partnership (NDEP) was established as a multi-donor fund providing grant assistance to address the most pressing environmental challenges in the north west of Russia. The NDEP nuclear safety programme finances radioactive waste management and decommissioning tasks to mitigate the nuclear legacy of the operation of the Soviet Northern Fleet. The fund is in the process of being closed and residual amounts are being returned or made available to other funds according to the preferences of each donor.

The Environmental Remediation Account for Central Asia, created at the request of the European Commission, became operational in 2016. It finances projects to remediate uranium production legacies in the Kyrgyz Republic, Tajikistan and Uzbekistan.

In 2020, following a request by Ukraine, the Bank established the International Chernobyl Cooperation Account (ICCA) to address remaining radioactive waste management and decommissioning challenges at the Chernobyl site. The ICCA became operational in 2021. Since the start of the Russian war on Ukraine the remit of the ICCA has been widened to support a range of measures to support the restoration of nuclear safety, security and decommissioning abilities within the Chernobyl Exclusion Zone.

The table below provides a summary of Nuclear Fund contributions.

	Contributions pledged 2024 € million	Number of contributors 2024	Contributions pledged 2023 € million	Number of contributors 2023
Nuclear Safety Account	427	17	427	17
Ignalina IDSF	841	15	841	15
Kozloduy IDSF	1,209	10	1,201	10
Bohunice IDSF	658	8	658	8
NDEP107	353	12	353	12
Environmental Remediation Account	57	7	57	7
International Chernobyl Cooperation Account	28	18	15	18

The cash balances belonging to each of the funds in the table above are held and managed by the Bank on their behalf.108

Audit fees payable to the Bank’s auditors for the 2024 audits of the Cooperation and Nuclear Safety funds amounted to €0.9 million (2023: €0.9 million).

106The “nuclear window” refers to nuclear projects in the north west of Russia which are fully grant funded and managed by the EBRD under the supervision of the Nuclear Operating Committee.

107The NDEP includes a nuclear and non-nuclear programme.

108See note 23 on page 84.

EBRD Financial Report 2024 95

Equity Participation Fund

In 2016 the Bank set up the EBRD Equity Participation Fund (EPF) as part of a strategy to attract long-term institutional capital into private sector investments in the economies where it invests. The EPF is a fixed-term fund (12 years) that gives investors a predetermined (20 per cent) holding in new EBRD direct equity investments which meet the EPF eligibility criteria. These eligibility criteria ensure that neither the EBRD nor the EPF are able to “cherry-pick” the investments in which the EPF participates. Throughout the life of the direct equity investment the EBRD retains legal ownership and control over the equity investments, albeit that the economic benefits of the participation do not accrue to the Bank. As the Bank retains control of the investments they continue to be recognised on the Bank’s balance sheet.

In return for the purchase price the EPF receives from the EBRD an equity return swap (ERS). The ERS is classified as a financial liability held at fair value through profit or loss109 within “Other liabilities”, and as at 31 December 2024 had a total value of €322 million (2023: €282 million) across 35 eligible investments. In exchange for managing the equity investments the EBRD receives a management fee. The Bank charged a management fee of €3 million in 2024 (2023: €3 million) of which none remained payable at 31 December 2024 (2023: nil). Since the EPF’s inception a total of €323 million has been invested in 39 eligible investments.

33.Events after the reporting period

There have been no material events since the reporting period that would require adjustment to these financial statements. Events after the reporting period that would require adjustment to these financial statements are those that provide evidence of conditions that existed at 31 December 2024.

Events after the reporting period that are indicative of conditions that arose after the reporting period do not lead to adjustment of the financial statements, but are disclosed in the event that they are material. At 9 April 2025 the Bank had, subsequent to 31 December 2024, received an additional €873 million subscriptions to its general capital increase110. These subscriptions will be recognised in 2025 as an increase of “Other financial assets” and “Paid-in capital”. There were no other material events after the reporting period to disclose.

On 9 April 2025 the Board of Directors reviewed the financial statements and authorised them for issue. These financial statements will be subsequently submitted for approval to the Board of Governors.

109The ERS does not meet the definition of a derivative as a large net investment was required from the holders of the ERS.

110 For further information on the general capital increase, see note 26 on page 85.

96 EBRD Financial Report 2024

Responsibility for external
financial reporting

Statement of management’s responsibilities in respect of the financial statements

The management of the European Bank for Reconstruction and Development and its wholly controlled subsidiary, the EBRD Shareholder Special Fund (collectively “the Bank”) is responsible for preparing the non-statutory financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB for the purposes of compliance with the requirements of Articles 24, 27 and 35 of the Agreement Establishing the EBRD and Section 13 of the By-Laws of the European Bank for Reconstruction and Development.

Management must not approve the financial statements unless they are satisfied that the financial statements give a true and fair view of the state of affairs of the Bank and of the profit or loss of the Bank for that period. In preparing the financial statements, management is responsible for:

•safeguarding the assets of the Bank, authorisation of receipts and disbursements, and preventing and detecting fraud and error, and non-compliance with the Bank’s internal policies and procedures

•identifying and ensuring that the Bank complies with the laws and regulations applicable to its activities

•ensuring that the Bank maintains accounting records which disclose with reasonable accuracy, at any time, its financial position

•such internal control as management determine necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error

•preparing financial statements which give a true and fair view of the Bank’s state of affairs and profit or loss and, when applicable, the cash flows, in accordance with IFRS as issued by the IASB.

Statement of management’s responsibilities in respect of the effectiveness of internal controls over external financial reporting

Management is responsible for establishing and maintaining effective internal controls over external financial reporting for financial presentation and measurement in conformity with IFRS. The system of internal controls contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting – which are subject to scrutiny and testing by management and are revised, as considered necessary, taking account of any related internal audit recommendations – support the integrity and reliability of the financial statements.

Because of their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements. In addition, any projections of evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Bank’s Board of Directors has appointed an Audit and Risk Committee, which assists the Board in its responsibility to ensure the soundness of the Bank’s accounting practices and the effective implementation of the internal controls that management has established relating to finance and accounting matters. The Audit and Risk Committee is comprised entirely of members of the Board of Directors. The Audit and Risk Committee meets periodically with management in order to review and monitor the financial, accounting and auditing procedures of the Bank and related financial reports. The external auditors and the internal auditors regularly meet with the Audit and Risk Committee, with and without other members of management being present, to discuss the adequacy of internal controls over financial reporting and any other matters that they believe should be brought to the attention of the Audit and Risk Committee.

Highlights
Financial results
Additional reporting
Financial statements
External financial reporting
Independent auditors' report

EBRD Financial Report 2024 97

Management’s assessment in respect of the effectiveness of internal controls over external financial reporting

The management of the Bank has assessed its internal controls over external financial reporting for 2024. Management’s assessment was based on the criteria for effective internal controls over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework).

This assessment includes evaluating controls over external financial reporting in respect of the Special Funds and other fund agreements referred to in notes 31 and 32 of the Financial Report 2024, and the retirement plans. The assessment is restricted to the controls over the reporting and disclosure of these funds/plans within the Bank’s financial statements, rather than the operational, accounting and administration controls in place for each fund.

Management’s assertion in respect of the effectiveness of internal controls over external financial reporting

Based upon the Bank’s assessment, management asserts that as of 31 December 2024 the Bank maintained effective internal controls over its financial reporting as contained in the following elements of the Financial Report 2024:

•the consolidated balance sheet as at 31 December 2024

•the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, and the consolidated statement of changes in equity for the year then ended

•the accounting policies

•the risk management section (other than those parts specifically identified as unaudited)

•the notes to the financial statements.

Odile Renaud-Basso President	Burkhard Kübel-Sorger Vice President, Chief Financial Officer

European Bank for Reconstruction and Development
London
9 April 2025

98 EBRD Financial Report 2024

Independent assurance report

To the Board of Governors of the European Bank for Reconstruction and Development

Report in respect of the effectiveness of internal controls over external financial reporting

The Board of Governors of the European Bank for Reconstruction and Development and its subsidiary (the “Bank”) engaged us to perform an assurance engagement over management’s assertion that the Bank maintained effective internal control over financial reporting as at 31 December 2024 (“management’s assertion”), included within the “Responsibility for external financial reporting” section on page 96 of the Bank’s Financial Report 2024.

Our opinion

In our opinion, based on our work performed, management’s assertion regarding the effectiveness of the Bank’s internal controls over financial reporting as at 31 December 2024, is fairly stated, in all material respects, based on the criteria for effective internal controls over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”).

This opinion is to be read in the context of what we say below.

Professional standards applied and level of assurance

We performed a reasonable assurance engagement over management’s assertion in accordance with International Standard on Assurance Engagements 3000 (Revised) – “Assurance Engagements other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board.

Our independence and quality control

We complied with the Institute of Chartered Accountants in England and Wales Code of Ethics, which includes independence and other requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, that are at least as demanding as the applicable provisions of the IESBA Code of Ethics.

We also apply the International Standard on Quality Management (UK) 1 and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Definition and limitations of internal control over financial reporting

An organisation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An organisation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the organisation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the organisation are being made only in accordance with authorisations of management and directors of the organisation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the organisation’s assets that could have a material effect on the financial statements.

An assurance engagement of this nature is not designed to detect all instances of controls operating ineffectively as it is not performed continuously throughout the period and the tests performed are on a sample basis. Any projection of the outcome of the evaluation of controls to future periods is subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with them may deteriorate.

Also, because of the inherent limitations of any control structure, even if controls are suitably designed and operating effectively, the control objectives may not be achieved and so fraud, error, or non-compliance with laws and regulations may occur and not be detected.

Our opinion is based on historical information and the projection to future periods about the suitability of the design of the controls would be inappropriate.

Highlights
Financial results
Additional reporting
Financial statements
External financial reporting
Independent auditors' report

EBRD Financial Report 2024 99

Management’s responsibilities

Management of the Bank are responsible for:

•the assessment of the effectiveness of internal control over financial reporting and management’s assertion that as at 31 December 2024 the Bank maintained effective internal control over financial reporting, as included within the “Responsibility for external financial reporting” section

•designing, implementing, operating and monitoring processes to maintain effective internal controls over its financial reporting

•supporting management’s assertion with sufficient evidence, including documentation; and

•the maintenance and integrity of the Bank’s website.

Our responsibilities and procedures performed

Our assurance engagement over management’s assertion included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating to the extent necessary the design and operating effectiveness of internal control based on the assessed risk of management’s assertion not being fairly stated, in all material respects. Our examination also included performing such other procedures as we considered necessary in the circumstances.

We are responsible for planning and performing the engagement to obtain evidence to support our assurance opinion; forming an independent opinion, based on the procedures we have performed and the evidence we have obtained; and reporting our conclusion to the Board of Governors of the Bank.

While the internal control over financial reporting may be informed by the need to satisfy legal or regulatory requirements, our scope of work and our opinion does not constitute assurance over compliance with those laws and regulations.

We believe that our assurance procedures provide a reasonable basis for our opinion.

Intended users and purpose

This report is produced in accordance with the terms of our agreement dated 4 November 2019, and the variation letters dated 21 January 2021, 12 April 2021, 23 August 2021, 21 December 2021, 8 April 2022, 2 November 2022, 13 February 2023, 28 April 2023, 16 May 2023, 15 March 2024, 9 May 2024 and 13 March 2025, and is intended solely for the use and benefit of the Board of Governors of the Bank and solely for the purpose of reporting on management’s assertion with regards to the effectiveness of the Bank’s internal controls over financial reporting.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Board of Governors and the Bank for our work, for this report or for the opinion we have formed, save where terms have been agreed in writing.

PricewaterhouseCoopers LLP

Chartered Accountants
London, United Kingdom
9 April 2025

100 EBRD Financial Report 2024

Independent auditor’s report

To the Board of Governors of the European Bank for Reconstruction and Development

Our opinion

In our opinion, the non-statutory consolidated financial statements give a true and fair view of the consolidated financial position of the European Bank for Reconstruction and Development and its subsidiary (together ‘the Bank’) as at 31 December 2024, and of their consolidated profit and their consolidated cash flows for the year then ended in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (‘IASB’).

What we have audited

The Bank’s consolidated financial statements comprise:

•the consolidated balance sheet as at 31 December 2024;

•the consolidated income statement for the year then ended;

•the consolidated statement of comprehensive income for the year then ended;

•the consolidated statement of changes in equity for the year then ended

•the consolidated statement of cash flows for the year then ended;

•the accounting policies;

•the risk management section (other than those parts specifically identified as unaudited); and

•the notes to the consolidated financial statements.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code). We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Other than those disclosed in note 12, we have provided no non-audit services to the Bank in the period under audit.

Our audit approach

Context

The Bank operates in 44 territories, and the consolidated financial statements include those of its subsidiary, The EBRD Shareholder Special Fund. Its activities are impacted by geo-political considerations, and the consolidated financial statements are subject to a range of diverse credit and valuation judgement considerations. The conflict in Ukraine, in particular, has continued to significantly impact the Bank’s activities and consolidated financial statements, and we have adapted our procedures to respond to the risks arising from this, particularly in relation to loan provisioning and the valuation of impacted share investments.

Overview

Materiality

• Overall materiality: €252 million (2023: €222 million), based on 1% (2023: 1%) of total members’ equity.

• Performance materiality: €189 million (2023: €166 million), based on 75% of overall materiality.

Audit scope

• The scope of our audit and the nature, timing and extent of audit procedures performed were determined by our risk assessment and other qualitative factors (including history of misstatement through fraud or error).

Key audit matters	• Provisions for impairment in relation to banking loans. • Valuation of financial instruments measured using significant unobservable inputs.

EBRD Financial Report 2024 101

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the consolidated financial statements. In particular, we looked at where management made use of subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias in key estimates that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

The Key Audit Matters below are consistent with the prior year.

Provisions for impairment in relation to Banking loans
Key audit matter description

The determination of expected credit loss allowances (‘ECL’) in relation to loans involves management judgement and is subject to a high degree of estimation uncertainty. The Bank’s loan portfolio exposures span 38 countries and 13 industry sectors, leading to a range of diverse credit risk considerations impacting these judgements. Uncertainty with regards to the ongoing impacts of the conflict in Ukraine and the availability of reliable information continued to represent a heightened risk for management in 2024. This resulted in the continued recognition of a post-model adjustment to address limitations in the existing ECL models, and an overall increase in the credit impaired (or ‘Stage 3’) loans.

For loans within Stage 1 and 2, models are used by the Bank to collectively assess and determine ECL. We focused our audit work on the following areas:

•The appropriateness of the model methodologies;

•The accuracy and completeness of the critical data inputs into the ECL model, including substantive testing over accuracy and data lineage;

•The multiple economic scenarios and scenario weightings used to determine the expected likely outcomes in the probability of default (‘PD’) rates;

•The determination of internal credit ratings used to determine the PD rates; and

•The use of post-model adjustments, including the completeness and appropriateness of the adjustments made, and taking into account the uncertainty as to the impact of the conflict in Ukraine.

Individual specific ECLs are estimated for credit impaired loans categorised as Stage 3, except for the Ukrainian lending portfolio, where a collective provisioning approach was applied.

The principal assumptions applied in estimating specific Stage 3 provisions include forecast cash flows, the valuation of collateral where relevant, and the reasonableness of the weightings attributed to different scenarios.

For the collective provisioning approach, expert judgement has been used in estimating the provision for Ukrainian Stage 3 loans based upon the location of the borrower’s operations, segment and underlying assets.

How our audit addressed the key audit matter

We understood and assessed the appropriateness of the impairment methodology, and how the Bank considered the impacts of the conflict in Ukraine in the determination of ECL.

We understood and evaluated the design and implementation of key controls relating to the provisions for impairment in relation to Banking loans.

Stage 1 and 2 loans

We understood the Bank’s process and tested the operating effectiveness of key controls around the determination of ECL, including controls relating to:

•The review of modelling methodologies used;

•The integrity of data feeds from source systems into the model;

•The approval of significant assumptions; and

•The periodic assessment of credit performance, and staging.

We assessed the reasonableness of certain model methodologies and significant assumptions involved in the determination of the ECL such as staging criteria (used in determining whether a significant increase in credit risk had occurred), PD and loss given default (“LGD”) rates.

We evaluated and tested the mathematical integrity of the methodology applied. We tested the accuracy and completeness of key data inputs sourced from underlying systems, on which we perform input testing back to source evidence, that are applied in the calculation of ECL.

We assessed the reasonableness of the scenarios and weightings used in the multiple economic scenarios applied within the ECL models.

For a sample of loans within Stage 1 and Stage 2, with the support of credit experts, we performed procedures to assess whether the staging applied was reasonable based on the evidence obtained. For sovereign counterparties, we independently obtained publicly available credit ratings in performing this work.

We considered whether the results of management controls over these activities indicated that the models continued to be appropriate.

102 EBRD Financial Report 2024

We assessed the appropriateness of the post-model adjustment recorded to reflect uncertainty as to the impact of the conflict in Ukraine. We engaged PwC Ukraine and our economic experts to critically assess the significant assumptions underlying the post-model adjustment, including the probability weighting assigned to the potential economic and conflict outcome scenarios, and the loss given default.

We also considered whether there were any other uncertainties not captured by the ECL models that could have a material impact on the ECL.

Stage 3 loans

We understood the Bank’s process and tested the operating effectiveness of key controls around the identification of credit-impaired loans and the calculation of the provision, including controls relating to:

•Monitoring of loans on the watchlist and identification of changes to staging; and

•The review and challenge of the assumptions and underlying calculations.

For a sample of the loans in Stage 3, we re-performed the provision calculation, critically assessing and testing significant assumptions including expected future cash flows, discount rates, valuations of collateral held, where relevant, and the weightings applied to scenario outcomes. We tested the mathematical accuracy of the provision calculation for sampled positions.

For the collective provisioning approach used for Ukrainian Stage 3 loans, we assessed the key assumptions and data inputs used in the provisioning methodology, including the classification of territories as “occupied”, the loss given default, and the location of the counterparty’s operations and assets.

We also evaluated and tested the disclosures in the consolidated financial statements.

We used credit experts, credit risk modelling specialists, economic experts, and PwC Ukraine to support the audit team in the performance of these audit procedures.

Valuation of financial instruments measured using significant unobservable inputs
Key audit matter description

The Bank holds significant investments in financial instruments that are valued using prices or significant inputs which are not observable in the market. These financial instruments are classified as Level 3, in accordance with the IFRS 13 fair value hierarchy. The conflict in Ukraine and other drivers of market volatility have resulted in significant judgement being required and subjectivity surrounding these unobservable inputs.

The valuation of the following Level 3 financial instruments and the associated gains and losses recognised in the income statement were given specific focus in this regard:

•Unlisted equity investments where judgement is required in determining the appropriate valuation methodology and significant assumptions, including estimating earnings, determining the discount on earnings multiples, and assessing the reasonableness of cash flow forecasts and year-end adjustments to the net asset value;

•Put and call options which are used to facilitate exit routes for certain unlisted equity investments held by the Bank. The valuations of these instruments are driven by the underlying unlisted equity investments; and

•The Equity Participation Fund (‘EPF’) liability through which economic interests are shared with the EPF, and for which the fair value is significantly driven by the underlying unlisted equity investments.

How our audit addressed the key audit matter

We understood and evaluated the design and implementation of key controls relating to the valuation of financial instruments measured using significant unobservable inputs.

We understood the Bank’s valuation process and tested the operating effectiveness of key controls supporting the identification and valuation of the financial instruments, including the review and challenge of the appropriateness of the valuation methodology and assumptions used.

For a sample of Level 3 financial instruments, we performed procedures including:

•Evaluation of the valuation methodologies and assessment of the appropriateness of the methodology, of model inputs, and significant assumptions, including assumptions such as the discount rates applied for exposures in Russia, Ukraine and Belarus; and

•Where inputs were unobservable, critically assessed if the inputs and assumptions fell within a reasonable range, based on our independent review (including testing to third-party data sources where available), industry knowledge and experience of the market.

We used valuation experts and PwC Ukraine to support the audit team in the performance of these audit procedures.

We tested the completeness and accuracy of key data inputs, sourced from underlying systems and contractual arrangements, that were applied in the valuation and tested the calculations.

We also evaluated and tested the disclosures in the consolidated financial statements.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the consolidated financial statements as a whole, taking into account the structure of the Bank, its accounting processes and controls, and the sector in which it operates. The consolidated Bank financial statements consist of two components, the Bank and its subsidiary: The EBRD Shareholder Special Fund. We performed full-scope audits over both components to individual materiality levels as described in the Materiality section below. We performed an audit risk assessment, giving consideration to relevant internal and external factors, including the conflict in Ukraine, climate change, geopolitical and economic risks, and relevant accounting developments in order to plan our work.

The impact of climate risk on our audit

As part of our audit, we made enquiries of management to understand the extent of the potential impact of climate risk on the Bank’s consolidated financial statements. Using our knowledge of the Bank, we have evaluated management’s assessment, which is set out on page 57. Specifically, we have considered the impact on ECL for loans at amortised cost, and the valuation of share investments, being the consolidated financial statement areas we determined to be most likely to be impacted by climate risk. In addition, we considered the

EBRD Financial Report 2024 103

consistency of the disclosures in relation to climate change within the Financial Report with the consolidated financial statements and our knowledge obtained from our audit. We did not identify any material impact in the context of our audit of the consolidated financial statements as a whole for the year ended 31 December 2024.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the consolidated financial statements as a whole.

Based on our professional judgement, we determined materiality for the consolidated financial statements as a whole as follows:

Overall materiality	€252 million (2023: €222 million)
How we determined it	1% (2023: 1%) of total members’ equity.
Rationale for benchmark applied

Total members’ equity is an appropriate benchmark given the EBRD’s purpose, the focus on deployment of its resource base as a development bank and is a generally accepted benchmark for determining audit materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2023: 75%) of overall materiality, amounting to €189 million (2023: €166 million) for the consolidated financial statements. In performing our testing we allocated a performance materiality of €184 million (2023: €161 million) to the Bank’s unconsolidated financial information, and €18.3 million to the financial information of the subsidiary (2023: €15.6 million). In determining the performance materiality, we considered a number of factors; the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit and Risk Committee that we would report to them misstatements identified during our audit above €12.6 million (2023: €11.0 million) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Other information

Management of the Bank is responsible for the other information. The other information comprises the following sections of the Financial Report (but does not include the consolidated financial statements and our auditor’s report thereon):

•Highlights;

•Key financial indicators 2020-24;

•Additional reporting and disclosures;

•Those parts of the risk management section specifically identified as unaudited; and

•Annex: Default and recovery rate analysis

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management for the consolidated financial statements

As explained more fully in the Statement of management’s responsibilities in respect of the financial statements, the management of the Bank is responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (‘IASB’), and for such internal control as management of the Bank determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

104 EBRD Financial Report 2024

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management of the Bank.

•Conclude on the appropriateness of the management of the Bank’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

EBRD Financial Report 2024 105

Use of this report

This report, including the opinion, has been prepared for and only for the Bank’s Board of Directors and Board of Governors to enable the Bank to comply with the requirements of Articles 24, 27 and 35 of the Agreement Establishing the Bank and Section 13 of the By-Laws of the European Bank for Reconstruction and Development and in accordance with our engagement letter dated 4 November 2019, and the variation letters dated 21 January 2021, 12 April 2021, 23 August 2021, 21 December 2021, 8 April 2022, 2 November 2022, 13 February 2023, 28 April 2023, 16 May 2023, 15 March 2024, 9 May 2024 and 13 March 2025 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, including without limitation under any contractual obligations of the Bank, save where expressly agreed by our prior consent in writing.

The engagement partner on the audit resulting in this independent auditor’s report is Darren Meek.

PricewaterhouseCoopers LLP

Chartered Accountants
London, United Kingdom
9 April 2025

106 EBRD Financial Report 2024

Annex: Default and recovery rate analysis

Disclaimer

The information presented in this annex is intended solely for general information purposes and should not be relied upon for making specific decisions or taking actions. The information is not intended to serve as legal, securities, investment or any other form of advice, nor does it express opinions on the suitability of any investment or solicit any form of engagement. The EBRD’s historical data are reflected in this annex and past performances do not necessarily predict future outcomes. The EBRD does not assume any responsibility for publishing additional updates in future, though it may do so at its own discretion.

The EBRD disclaims any responsibility or liability for the accuracy, completeness or adequacy of the content, interpretations, or any errors or omissions contained herein. While reasonable assumptions and methodologies have been applied in the compilation of this annex, it is important to note that alternative approaches may yield differing results.

Users of this annex are reminded to exercise caution and to conduct their own independent research and analysis before taking any actions based on the information provided here. Users should adhere to all applicable laws and regulations governing financial transactions and investments. Unauthorised reproduction, modification, creation of derivative works, reverse engineering, or manipulation of the content, whether manual or automated, with the intention of uncovering undisclosed data, is strictly prohibited and may result in legal consequences.

Executive summary

Derived from 30 years of experience in emerging markets, this unaudited annex offers an analysis of default rates and recoveries for the European Bank for Reconstruction and Development.

The EBRD organises its lending operations into three sector-aligned and six geographical business units. Together, they create a matrix and an opportunity to present the Bank’s loan-book performance over time through these two lenses. The sectoral business units are corporate sector; sustainable infrastructure; and financial institutions. The geographical business units are Central Asia, central and south-eastern Europe, eastern Europe and the Caucasus, the southern and eastern Mediterranean region, Türkiye, and a geographical business unit that covers past lending activity in Russia.111 Each of these business units is defined in the “Observation composition” section of this report.

This report presents aggregate default and recovery rate statistics for these nine business units, an internal risk rating where applicable, and statistics by country income group, using World Bank Group definitions.

From 1995 to 2024, the EBRD experienced an overall average default rate of 2.2 per cent.112 The highest default rates were observed in 1998 (8.3 per cent), 1999 (6.5 per cent) and 2022 (5.2 per cent). During the same period, the EBRD experienced an overall recovery rate of 65.8 per cent,113 with the lowest recoveries observed in 2007 (30.3 per cent).

•Focusing on sectoral business unit aggregations, at 3.3 per cent, the highest default rates were observed in the corporate sector which also recorded the second lowest sectoral recoveries on defaulted assets, at 64.2 per cent.

•In terms of geographical business units, eastern Europe and the Caucasus experienced the highest default rate, at 3.9 per cent. In terms of recovery, the southern and eastern Mediterranean region exhibited the lowest recovery rates at 37.9 per cent.

•Based on World Bank Group country income classifications, the EBRD experienced the highest default rate in upper middle-income countries, at 3.0 per cent, while lower middle-income countries registered the lowest recovery rate, at 48.1 per cent.

•Based on data from 2010,114 default rates have increased as credit quality has decreased, in line with expectations.

The statistics and analysis contained in this report reflect the EBRD’s experience. Greater significance can be derived from combining this information with that of similar institutions that operate in comparable regions or emerging markets more broadly. The Global Emerging Markets Risk Database Consortium (GEMs) is a collaboration of such institutions, including the EBRD, which are aggregating their data (including the data used to generate this report) to support investment and development in emerging markets. The statistics derived from GEMs will provide deeper insight into markets where it is difficult to find reliable credit information, and this report seeks to supplement these efforts.

111The Bank has made no new investments in Russia since 2014. In April 2022, the EBRD’s Board of Governors decided to suspend Russia’s access to Bank resources in response to the invasion of Ukraine. The Bank has closed its offices in Moscow. Russia remains a shareholder of the EBRD.

112The average default rate represents the sum of all default observations over all cohorts divided by the sum of all unique counterparty observations within all cohorts.

113The average recovery rate represents the sum of discounted recoveries over total outstanding exposure at the time of default for the total population of defaulted and fully resolved operations.

114Credit quality statistics used are from 2010, which corresponds to the introduction of the EBRD’s current rating scale.

EBRD Financial Report 2024 107

Methodology

The statistics contained in this report are based on 30 years of experience in emerging markets. They have been collected by the EBRD since 1995. For both its default rate analysis and recovery rate analysis, the EBRD has compiled the latest data available on default events and recoveries, drawing on the complete history of non-sovereign loan observations.115

The EBRD’s definition of non-performing loans (NPLs) is based on the principles embedded in IFRS Accounting Standards.116 According to the currently prevailing accounting standard (IFRS 9), a loan becomes impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Specifically, the Bank designates an asset as an NPL when the issuer or borrower is 90 days or more past due on a payment to any material creditor, or the counterparty is unlikely to pay its credit obligations in full, without recourse by the Bank to other sources, such as realising security (if held), as assessed by expert judgement. Once a loan is recognised as non-performing, all underlying loans of the defaulted counterparty are also considered to be in default.

In the default rate analysis, the calculation of default rates is performed at the counterparty level, using dynamic annual cohorts. Each cohort comprises counterparties that are categorised as performing, have newly transitioned to default, have completed or have been newly added within that year. Each record of a counterparty is a unique observation within that cohort. Observations do not include defaults carried over from the previous cohort.

Counterparties may be observed in multiple cohorts if they remain active and have not defaulted. In addition, while counterparties may be observed in multiple segments if they have exposure to multiple sectoral or geographical business units, they will only be counted once per segment.

Over the 30 cohorts117 from 1995 to 2024, the default rate analysis observes 2,813 unique counterparties, totalling 17,407 observations, among which the EBRD recorded 377 default events. Further breakdown of these statistics is provided in this report. The average default rate represents the sum of all default observations over all cohorts divided by the sum of all unique counterparty observations within all cohorts.

For the recovery rate analysis, the calculation of recovery rates is performed at the operational level, using a static cohort approach whereby each default is observed once at the point of default. With respect to the internal default definition, the observed population comprises all loans that have recorded a default and have fully completed within the report’s observation period.

Observations are unique and will only appear once across all segments, as an operation cannot be assigned to more than one sectoral business unit. Where an operation may have exposure allocated across multiple geographical business units, such cases are categorised as “other” for the purposes of this analysis.

All recoveries are discounted to reflect the time value of money and write-offs are recalculated at the time of default, where applicable.

Due to the difference in focusing on fully resolved defaults, the recovery rate analysis covers 24 cohorts from 1998 to 2023, observing 306 default events. Further breakdown of these observations is provided in this report.

Observation composition

The following breakdowns describe the overall composition of observations across the full dataset within the EBRD’s sectoral and geographical business units and World Bank Group country income classifications, in line with the default rate analysis methodology used in this annex.118

115The EBRD excludes fair valued loans, agreements under the Trade Facilitation Programme and sovereign-guaranteed loans.

116The IFRS Foundation is a not-for-profit, public-interest organisation established to develop high-quality, understandable, enforceable and globally accepted accounting and sustainability disclosure standards (www.ifrs.org).

117Yearly cohorts represent full-year observations and run from year-end to year-end, meaning 2024 would be measured from December 2023 to December 2024.

118Note that the data used for the default rate analysis are a better representation of overall EBRD portfolio composition. The data used for the recovery rate analysis are a subset and therefore less representative for composition analysis.

108 EBRD Financial Report 2024

Sectoral business units

Standard industry codes assigned to each investment operation are grouped into industry sectors. Business sector units comprise one or more industry sectors. Current business sector units include:

•Corporate sector: Agribusiness, equity funds, information and communications technology, manufacturing and services, property and tourism, and natural resources.

•Sustainable infrastructure: Energy, municipal and environmental infrastructure, and transport.

•Financial institutions: Depository credit (banks), leasing finance, non-depository credit (non-banks) and insurance, pension and mutual funds.

Corporate sector accounts for the highest concentration of observations at 42 per cent.

Geographical business units

The EBRD’s internal business units are structured to cover six different geographical regions:

•Central Asia (Kazakhstan, Kyrgyz Republic, Mongolia, Tajikistan, Turkmenistan and Uzbekistan)

•Central and south-eastern Europe (Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Czechia, Estonia, Greece, Hungary, Kosovo, Latvia, Lithuania, Montenegro, North Macedonia, Poland, Romania, Serbia, the Slovak Republic and Slovenia)

•Eastern Europe and the Caucasus (Armenia, Azerbaijan, Belarus,119 Georgia, Moldova and Ukraine)

•Southern and eastern Mediterranean (Egypt, Jordan, Lebanon, Morocco, Tunisia and the West Bank and Gaza)

•Türkiye

•Russia (reflecting the performance of a geographical business unit that operated until 2014, when it entered a “run-off” phase)120

•Where an operation may have exposure across multiple economies, such cases are categorised as “other” for the purposes of this analysis.

At 41 per cent, central and south-eastern Europe has the highest concentration of observations for this analysis.

119In April 2022, the EBRD Board of Governors decided to suspend Belarus’ access to Bank resources in response to the invasion of Ukraine. The Bank has closed its offices in Minsk. Belarus remains a shareholder of the Bank.

120The Bank has made no new investments in Russia since 2014. In April 2022, the EBRD Board of Governors decided to suspend Russia’s access to Bank resources in response to the invasion of Ukraine. The Bank has closed its offices in Moscow. Russia remains a shareholder of the EBRD.

EBRD Financial Report 2024 109

**Figure 2. EBRD business region observation concentration (end-2024)**

Türkiye
6.9%
Central Asia
13.5%
Southern and Eastern Mediterranean
5.3%
Russia
11.8%
Other
2.7%
Eastern Europe and the Caucasus
18.8%
Central and southeastern Europe
41.0%

World Bank country income classification

The following distributions of counterparty and operational observations are based on the World Bank’s country classifications by income level for financial year 2025 (1 July 2024 to 30 June 2025).121 Any statistics aggregated in this way, therefore, are based on the current view and not representative of country income classification at the point of observation.

The World Bank Group splits the world’s economies into four income groups – low, lower middle, upper middle and high. The classifications are updated each year on 1 July, based on the gross national income (GNI) per capita of the previous calendar year and derived according to the Atlas method.

Each category is expressed in US dollars. Low-income economies are those with a GNI per capita of less than US$ 1,146; lower middle-income economies are those with a GNI per capita of US$ 1,146 to US$ 4,515; upper middle-income economies have a GNI between US$ 4,516 and US$ 14,005; and high-income economies are those with a GNI per capita greater than US$ 14,005.

Note that none of the EBRD business-unit regions are currently categorised in the low-income category.

Based on this designation, the highest concentrations of default rate analysis and recovery rate analysis observations are in the upper middle-income bracket (44.4 per cent and 57.2 per cent, respectively).

121World Bank (2024), “World Bank Group country classifications by income level for 2024 – 2025”, Washington, DC. Available at: https://blogs.worldbank.org/en/opendata/world-bank-country-classifications-by-income-level-for-2024-2025

110 EBRD Financial Report 2024

Default rate analysis

For the default rate analysis, the calculation of default rates is performed at the counterparty level, using annual cohorts (30 cohorts from 1995 to 2024). Counterparties may be observed in multiple cohorts if they remain active and have not defaulted. In addition, while counterparties may be observed in multiple segments, if they have exposure to multiple countries or sectors, they will only be counted once per segment.

The growing scale and maturity of the Bank’s loan book translates into an increase in the average default rate over time. However, it is still low compared with the average credit quality of the non-sovereign loan book, which stood at B+ at end-2024. A full breakdown of internal through-the-cycle probability of default (TTC PD) matrices can be found in the appendix on page 116. This section breaks down the EBRD’s default rate experience by observations per year, the EBRD’s sectoral and geographical business units, World Bank country income classification and ratings category.

**Figure 4. Breakdown of counterparty observations and default rate, by year**

1,200
1,000
800
600
400
200
0
Observations
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Default rate
2.2%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Observations
Default rate (2nd axis)
Weighted Average (2nd axis)

EBRD Financial Report 2024 111

Year	Total observations	Default observations	Default rate
1995	86	0	0.0%
1996	131	0	0.0%
1997	178	0	0.0%
1998	218	18	8.3%
1999	200	13	6.5%
2000	216	3	1.4%
2001	250	8	3.2%
2002	272	2	0.7%
2003	297	0	0.0%
2004	351	1	0.3%
2005	404	0	0.0%
2006	453	0	0.0%
2007	488	10	2.0%
2008	582	6	1.0%
2009	626	12	1.9%
2010	677	18	2.7%
2011	697	16	2.3%
2012	735	19	2.6%
2013	783	11	1.4%
2014	843	30	3.6%
2015	847	15	1.8%
2016	866	25	2.9%
2017	848	11	1.3%
2018	894	12	1.3%
2019	949	18	1.9%
2020	966	44	4.6%
2021	939	17	1.8%
2022	916	48	5.2%
2023	860	13	1.5%
2024	850	7	0.8%
Total	17,407	377	2.2%

**Figure 5. Default rate by business region (end-2024)**

Eastern Europe and the Caucasus
3.9%
Central Asia
3.7%
Türkiye
2.0%
Russia
2.0%
Other
1.5%
Southern and eastern Mediterranean
1.4%
Central and south-eastern Europe
1.1%

112 EBRD Financial Report 2024

## Figure 8. Default rate by ratings category (end-2024)

- The EBRD’s internal rating categories are explained in the “Risk management” section on page 38.

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Share of observations
6%
5%
4%
3%
2%
1%
0%
Default rate
2.2%
Investment Grade
Rating Range 5
Rating Range 6
Rating Range 7
Share of observations
Default Rate (2nd axis)
Weighted average (2nd axis)

EBRD Financial Report 2024 113

Recovery rate analysis

For this analysis, the calculation of recovery rates is performed at the operational level using a static cohort approach, with each default observed once at the point of default. In terms of internal default definition, the observed population comprises all loans that have recorded a default and have fully completed as at year-end 2024.

This section breaks down the EBRD’s recovery rate experience by EBRD business unit.

114 EBRD Financial Report 2024

Year	Default observations	Recovery rate
1998	15	64.3%
1999	13	73.9%
2000	5	48.0%
2001	5	72.7%
2002	3	75.6%
2003	0	-
2004	1	93.8%
2005	1	88.6%
2006	0	-
2007	12	30.3%
2008	6	89.6%
2009	17	52.4%
2010	24	58.0%
2011	15	71.1%
2012	17	82.3%
2013	11	35.5%
2014	31	64.5%
2015	16	71.6%
2016	25	74.0%
2017	12	69.2%
2018	8	74.0%
2019	13	92.8%
2020	25	51.7%
2021	13	87.2%
2022	14	62.9%
2023	4	96.0%
Total	306	65.8%

EBRD Financial Report 2024 115

116 EBRD Financial Report 2024

Appendix

Below are the EBRD’s internal TTC PD rates, which express the likelihood of a default based on long-term credit risk trend rates and are constructed using external benchmarks for investment grades and internal default experience for sub-investment grades. These are then adjusted based on analysis of the Bank’s historical default experience in relation to the macroeconomic environment prevailing at the time of default. The cumulative TTC PD rates are set out by internal rating grade below, including mapping to external rating equivalent.

Corporate sector

2024 PD rating	External rating equivalent	1-yr horizon	2-yr horizon	3-yr horizon	4-yr horizon	5-yr horizon	6-yr horizon	7-yr horizon	8-yr horizon	9-yr horizon	10-yr horizon
1.0	AAA	0.01%	0.04%	0.18%	0.31%	0.44%	0.59%	0.68%	0.84%	0.94%	1.06%
1.7	AA+	0.01%	0.06%	0.19%	0.32%	0.46%	0.60%	0.69%	0.85%	0.96%	1.07%
2.0	AA	0.03%	0.07%	0.21%	0.34%	0.49%	0.68%	0.91%	1.13%	1.32%	1.53%
2.3	AA-	0.04%	0.10%	0.22%	0.35%	0.50%	0.69%	0.93%	1.15%	1.34%	1.55%
2.7	A+	0.06%	0.12%	0.25%	0.43%	0.54%	0.71%	0.94%	1.16%	1.35%	1.56%
3.0	A	0.07%	0.18%	0.29%	0.46%	0.60%	0.81%	1.00%	1.24%	1.52%	1.81%
3.3	A-	0.09%	0.24%	0.37%	0.52%	0.72%	0.93%	1.24%	1.47%	1.60%	1.83%
3.7	BBB+	0.13%	0.38%	0.66%	0.94%	1.25%	1.66%	1.97%	2.33%	2.75%	3.27%
4.0	BBB	0.18%	0.49%	0.79%	1.30%	1.81%	2.34%	2.88%	3.40%	3.96%	4.47%
4.3	BBB-	0.35%	1.03%	1.97%	3.09%	4.25%	5.30%	6.21%	7.12%	7.96%	8.73%
4.7	BB+	0.50%	1.32%	2.41%	3.68%	4.99%	6.18%	7.24%	8.30%	9.29%	10.20%
5.0	BB	0.92%	1.86%	2.97%	4.47%	6.27%	7.82%	9.72%	12.18%	14.74%	16.58%
5.3	BB-	1.07%	2.15%	3.41%	5.06%	7.00%	8.71%	10.75%	13.36%	16.07%	18.05%
5.7	B+	1.22%	2.45%	3.85%	5.65%	7.74%	9.59%	11.78%	14.54%	17.39%	19.52%
6.0	B	1.39%	2.64%	4.13%	6.00%	8.48%	10.47%	12.81%	15.71%	18.72%	21.00%
6.3	B-	2.61%	7.05%	10.84%	13.68%	15.87%	18.12%	20.17%	21.34%	23.95%	27.42%
6.7	CCC+	4.26%	11.09%	18.88%	28.63%	31.70%	33.96%	36.02%	38.01%	39.92%	41.76%
7.0	CCC	6.72%	11.62%	19.32%	29.22%	32.43%	34.84%	37.05%	39.19%	41.25%	43.23%
7.3	CCC-	10.71%	18.03%	24.00%	29.81%	33.17%	36.37%	39.19%	48.05%	49.35%	51.19%

Sustainable infrastructure

2024 PD rating	External rating equivalent	1-yr horizon	2-yr horizon	3-yr horizon	4-yr horizon	5-yr horizon	6-yr horizon	7-yr horizon	8-yr horizon	9-yr horizon	10-yr horizon
1.0	AAA	0.01%	0.03%	0.12%	0.21%	0.30%	0.40%	0.46%	0.57%	0.64%	0.72%
1.7	AA+	0.01%	0.04%	0.13%	0.22%	0.31%	0.41%	0.47%	0.58%	0.65%	0.73%
2.0	AA	0.02%	0.05%	0.14%	0.23%	0.33%	0.46%	0.62%	0.77%	0.90%	1.04%
2.3	AA-	0.03%	0.07%	0.15%	0.24%	0.34%	0.47%	0.63%	0.78%	0.91%	1.05%
2.7	A+	0.04%	0.08%	0.17%	0.29%	0.37%	0.48%	0.64%	0.79%	0.92%	1.06%
3.0	A	0.05%	0.12%	0.20%	0.31%	0.41%	0.55%	0.68%	0.84%	1.03%	1.23%
3.3	A-	0.06%	0.16%	0.25%	0.35%	0.49%	0.63%	0.84%	1.00%	1.09%	1.24%
3.7	BBB+	0.09%	0.26%	0.45%	0.64%	0.85%	1.13%	1.34%	1.58%	1.87%	2.22%
4.0	BBB	0.12%	0.33%	0.54%	0.88%	1.23%	1.59%	1.96%	2.31%	2.69%	3.04%
4.3	BBB-	0.24%	0.70%	1.34%	2.10%	2.89%	3.60%	4.22%	4.84%	5.41%	5.93%
4.7	BB+	0.34%	0.90%	1.64%	2.50%	3.39%	4.20%	4.92%	5.64%	6.31%	6.93%
5.0	BB	0.63%	1.26%	2.02%	3.04%	4.26%	5.32%	6.60%	8.28%	10.01%	11.26%
5.3	BB-	0.73%	1.46%	2.32%	3.44%	4.76%	5.92%	7.30%	9.08%	10.91%	12.26%
5.7	B+	0.83%	1.66%	2.62%	3.84%	5.26%	6.52%	8.00%	9.88%	11.81%	13.26%
6.0	B	0.95%	1.79%	2.81%	4.07%	5.76%	7.12%	8.70%	10.68%	12.71%	14.26%
6.3	B-	1.78%	4.79%	7.37%	9.30%	10.78%	12.31%	13.70%	14.50%	16.27%	18.63%
6.7	CCC+	2.89%	7.54%	12.83%	19.45%	21.53%	23.07%	24.47%	25.82%	27.12%	28.37%
7.0	CCC	4.57%	7.89%	13.13%	19.85%	22.03%	23.67%	25.17%	26.62%	28.02%	29.37%
7.3	CCC-	7.27%	12.25%	16.30%	20.25%	22.53%	24.71%	26.63%	32.64%	33.53%	34.78%

EBRD Financial Report 2024 117

Financial institutions

2024 PD rating	External rating equivalent	1-yr horizon	2-yr horizon	3-yr horizon	4-yr horizon	5-yr horizon	6-yr horizon	7-yr horizon	8-yr horizon	9-yr horizon	10-yr horizon
1.0	AAA	0.00%	0.01%	0.05%	0.09%	0.13%	0.17%	0.20%	0.25%	0.28%	0.31%
1.7	AA+	0.00%	0.02%	0.06%	0.10%	0.13%	0.18%	0.20%	0.25%	0.28%	0.32%
2.0	AA	0.01%	0.02%	0.06%	0.10%	0.14%	0.20%	0.27%	0.33%	0.39%	0.45%
2.3	AA-	0.01%	0.03%	0.06%	0.10%	0.15%	0.20%	0.27%	0.34%	0.39%	0.45%
2.7	A+	0.02%	0.03%	0.07%	0.13%	0.16%	0.21%	0.28%	0.34%	0.40%	0.46%
3.0	A	0.02%	0.05%	0.09%	0.13%	0.18%	0.24%	0.29%	0.36%	0.45%	0.53%
3.3	A-	0.03%	0.07%	0.11%	0.15%	0.21%	0.27%	0.36%	0.43%	0.47%	0.54%
3.7	BBB+	0.04%	0.11%	0.19%	0.28%	0.37%	0.49%	0.58%	0.68%	0.81%	0.96%
4.0	BBB	0.05%	0.14%	0.23%	0.38%	0.53%	0.69%	0.85%	1.00%	1.16%	1.32%
4.3	BBB-	0.10%	0.30%	0.58%	0.91%	1.25%	1.56%	1.83%	2.09%	2.34%	2.57%
4.7	BB+	0.15%	0.39%	0.71%	1.08%	1.47%	1.82%	2.13%	2.44%	2.73%	3.00%
5.0	BB	0.27%	0.55%	0.87%	1.31%	1.84%	2.30%	2.86%	3.58%	4.33%	4.87%
5.3	BB-	0.32%	0.63%	1.00%	1.49%	2.06%	2.56%	3.16%	3.93%	4.72%	5.31%
5.7	B+	0.36%	0.72%	1.13%	1.66%	2.28%	2.82%	3.46%	4.27%	5.11%	5.74%
6.0	B	0.41%	0.78%	1.21%	1.76%	2.49%	3.08%	3.76%	4.62%	5.50%	6.17%
6.3	B-	0.77%	2.07%	3.19%	4.02%	4.66%	5.33%	5.93%	6.27%	7.04%	8.06%
6.7	CCC+	1.25%	3.26%	5.55%	8.41%	9.32%	9.98%	10.59%	11.17%	11.73%	12.27%
7.0	CCC	1.98%	3.42%	5.68%	8.59%	9.53%	10.24%	10.89%	11.52%	12.12%	12.71%
7.3	CCC-	3.15%	5.30%	7.05%	8.76%	9.75%	10.69%	11.52%	14.12%	14.50%	15.05%

118 EBRD Financial Report 2024

Notes

EBRD Financial Report 2024 119

Financial Control

Pete Furneaux

Gordon Jones

Joshua Nair

Editorial production

Helen Valvona

Matthew Hart

Design and print management

Daniel Kelly

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